SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024

(Unaudited)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (hereinafter referred to as the “Group”), which comprise the condensed consolidated interim statement of financial position as of September 30, 2025, the condensed consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2025 and 2024, the condensed consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2025 and 2024, and notes, comprising a summary of material accounting policy information and other explanatory information.

Management’s Responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Review Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above do not present fairly, in all material respects, in accordance with K-IFRS No. 1034 Interim Financial Reporting.

Other Matters

The consolidated statement of financial position of the Group as of December 31, 2024, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 4, 2025, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2024, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 14, 2025

This report is effective as of November 14, 2025, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2025 and December 31, 2024

(In millions of won)	Note		September 30, 2025 (Unaudited)	December 31, 2024
Assets
Cash and due from banks at amortized cost	4, 7	~~W~~	47,218,057	40,525,712
Financial assets at fair value through profit or loss	4, 8		77,445,145	72,146,845
Derivative assets	4, 9		5,804,621	10,279,257
Securities at fair value through other comprehensive income	4, 10		99,788,930	93,805,369
Securities at amortized cost	4, 10		31,672,897	33,315,999
Loans at amortized cost	4, 11		458,895,705	449,295,238
Property and equipment			3,979,390	4,157,592
Intangible assets			5,906,408	6,120,133
Investments in associates	12		2,620,818	2,752,980
Current tax assets			37,063	54,658
Deferred tax assets			207,991	205,506
Investment property			436,939	327,696
Net defined benefit assets	16		297,394	155,697
Insurance contract assets	18		2,327	5,639
Reinsurance contract assets	18		736,510	184,754
Other assets	4, 11		47,822,733	26,401,598
Assets held for sale			67,385	29,583
Total assets		~~W~~	782,940,313	739,764,256

Liabilities
Deposits	4	~~W~~	437,880,353	422,781,045
Financial liabilities at fair value through profit or loss	4, 13		1,785,737	954,899
Financial liabilities designated at fair value through profit or loss	4, 14		6,798,410	8,220,475
Derivative liabilities	4, 9		5,301,247	10,058,532
Borrowings	4		51,964,046	49,920,373
Debt securities issued	4, 15		91,686,182	93,765,854
Net defined benefit liabilities	16		111,477	38,974
Provisions	17		1,143,063	1,308,896
Current tax liabilities			514,163	203,131
Deferred tax liabilities			600,170	423,821
Insurance contract liabilities	18		52,396,931	51,124,629
Reinsurance contract liabilities	18		107,019	98,063
Investment contract liabilities	4		772,528	1,165,022
Other liabilities	4		71,301,370	40,879,509
Total liabilities			722,362,696	680,943,223

Equity	20
Capital stock			2,969,641	2,969,641
Hybrid bonds			4,749,837	4,600,121
Capital surplus			12,102,048	12,094,968
Capital adjustments			(843,306)	(807,114)
Accumulated other comprehensive loss			(2,723,342)	(1,824,440)
Retained earnings			41,615,684	39,020,580
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			57,870,562	56,053,756
Non-controlling interests			2,707,055	2,767,277
Total equity			60,577,617	58,821,033

Total liabilities and equity		~~W~~	782,940,313	739,764,256

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income

For the Nine-month periods ended September 30, 2025 and 2024

			September 30, 2025 (Unaudited)		September 30, 2024 (Unaudited)
(In millions of won)	Notes		Three-month	Nine- month	Three-month	Nine- month
Interest income		~~W~~	6,902,736	20,937,846	7,402,644	21,838,101
Interest expense			(3,955,183)	(12,271,453)	(4,547,657)	(13,345,401)
Net interest income	22		2,947,553	8,666,393	2,854,987	8,492,700

Fees and commission income			1,194,707	3,395,250	1,081,702	3,267,780
Fees and commission expense			(426,647)	(1,187,069)	(391,135)	(1,157,904)
Net fees and commission income	23		768,060	2,208,181	690,567	2,109,876

Insurance income			848,209	2,487,883	794,618	2,338,542
Reinsurance income			60,035	142,401	15,538	38,497
Insurance service expenses			(596,104)	(1,706,846)	(531,813)	(1,499,275)
Reinsurance service expenses			(52,838)	(144,205)	(11,506)	(50,212)
Net insurance income	18		259,302	779,233	266,837	827,552

Insurance finance income			1,650	42,879	112,769	129,519
Insurance finance expense			(324,564)	(783,170)	4,715	(271,826)
Net insurance finance expense	19		(322,914)	(740,291)	117,484	(142,307)

Dividend income			40,236	173,779	41,257	194,811
Net gain on financial instruments at fair value through profit or loss			687,274	2,053,836	479,504	1,513,587
Net loss on financial instruments designated at fair value through profit or loss			(135,892)	(356,868)	(42,497)	(273,750)
Net gain (loss) on foreign currency transaction			121,381	515,556	(140,470)	201,276
Net gain on disposal of financial securities at fair value through other comprehensive income	10		59,596	205,602	38,793	66,073
Net loss on disposal of securities at amortized cost	10		(6)	(44)	(23,133)	(23,137)
Provision for credit loss allowance	24		(430,899)	(1,488,103)	(422,259)	(1,399,739)
General and administrative expenses	25		(1,518,222)	(4,418,280)	(1,489,244)	(4,333,095)
Other operating expenses, net			(520,846)	(1,685,900)	(501,929)	(1,443,171)

Operating income			1,954,623	5,913,094	1,869,897	5,790,676

Equity method income (expense)	12		21,652	136,330	(7,841)	(22,799)
Other non-operating expenses, net			(25,652)	(21,119)	(96,688)	(340,565)
Profit before income taxes			1,950,623	6,028,305	1,765,368	5,427,312

Income tax expense	27		498,433	1,481,835	439,919	1,303,048
Profit for the period		~~W~~	1,452,190	4,546,470	1,325,449	4,124,264

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income (Continued)

For the Nine-month periods ended September 30, 2025 and 2024

(In millions of won, except earnings per share data)			September 30, 2025 (Unaudited)		September 30, 2024 (Unaudited)
	Notes		Three- month	Nine- month	Three- month	Nine- month

Other comprehensive income (loss) for the period, net of income tax	20
Items that are or may be reclassified to profit or loss:
Valuation gain (loss) on securities at fair value through other comprehensive income		~~W~~	(404,569)	3,319	1,233,192	1,147,554
Equity in other comprehensive income (loss) of associates			(7,824)	(12,831)	255	218
Foreign currency translation adjustments for foreign operations			123,660	(310,897)	(58,023)	55,220
Net change in unrealized fair value of cash flow hedges			(20,794)	(42,944)	25,986	4,473
Net finance income (expense) on insurance contract assets (liabilities)			272,179	(520,658)	(1,221,725)	(2,233,942)
Net finance expense on reinsurance contract assets (liabilities)			(35,325)	(60,947)	(7,052)	(7,547)
			(72,673)	(944,958)	(27,367)	(1,034,024)
Items that will never be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities (assets)			(452)	(56,058)	450	61,513
Valuation gain (loss) on securities at fair value through other comprehensive income			(35,986)	96,888	(44,390)	9,164
Gain on disposal of securities at fair value through other comprehensive income			2,432	4,572	3,245	737
Changes in own credit risk on financial liabilities designated at fair value through profit or loss			(311)	(1,854)	(1,494)	(4,793)
			(34,317)	43,548	(42,189)	66,621
Total other comprehensive loss, net of income tax			(106,990)	(901,410)	(69,556)	(967,403)

Total comprehensive income for the period		~~W~~	1,345,200	3,645,060	1,255,893	3,156,861

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	1,423,544	4,460,943	1,297,068	4,044,079
Non-controlling interests			28,646	85,527	28,381	80,185
		~~W~~	1,452,190	4,546,470	1,325,449	4,124,264
Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	1,317,119	3,563,515	1,227,475	3,076,239
Non-controlling interests			28,081	81,545	28,418	80,622
		~~W~~	1,345,200	3,645,060	1,255,893	3,156,861

Earnings per share:	28
Basic and diluted earnings per share in won		~~W~~	2,849	8,829	2,497	7,717

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (Continued)

For the Nine-month period ended September 30, 2024444

(In millions of won)		September 30, 2024
		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock		Hybrid bonds		Capital surplus		Capital adjustments		Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total
Balance at January 1, 2024	~~W~~	2,969,641		4,001,731		12,094,968		(658,664)		(1,074,453)	36,387,314	53,720,537	2,601,328	56,321,865
Total comprehensive income
Profit for the period		-	-	-	-	-	-	-	-	-	4,044,079	4,044,079	80,185	4,124,264
Other comprehensive income (loss), net of income tax:
Gain on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	-	-	-		1,156,578	-	1,156,578	877	1,157,455
Equity in other comprehensive income of associates		-	-	-	-	-	-	-		218	-	218	-	218
Foreign currency translation adjustments for foreign operations		-	-	-	-	-	-	-		55,843	-	55,843	(623)	55,220
Net change in unrealized fair value of cash flow hedges		-	-	-	-	-	-	-		4,473	-	4,473	-	4,473
Net finance expense on insurance contract assets (liabilities)		-	-	-	-	-	-	-		(2,233,942)	-	(2,233,942)	-	(2,233,942)
Net finance expense on reinsurance contract assets (liabilities)		-	-	-	-	-	-	-		(7,547)	-	(7,547)	-	(7,547)
Remeasurements of the net defined benefit liabilities (assets)		-	-	-	-	-	-	-		61,330	-	61,330	183	61,513
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	-	-	-		(4,793)	-	(4,793)	-	(4,793)
Total other comprehensive income (loss)		-	-	-	-	-	-	-		(967,840)	-	(967,840)	437	(967,403)
Total comprehensive income (loss)		-	-	-	-	-	-	-		(967,840)	4,044,079	3,076,239	80,622	3,156,861

Other changes in equity
Annual dividends		-	-	-	-	-	-	-	-	-	(268,697)	(268,697)	-	(268,697)
Quarterly dividends		-	-	-	-	-	-	-	-	-	(548,427)	(548,427)	-	(548,427)
Dividends to hybrid bonds		-	-	-	-	-	-	-	-	-	(124,397)	(124,397)	-	(124,397)
Issuance of hybrid bonds		-		797,866		-		-		-	-	797,866	-	797,866
Redemption of hybrid bonds		-		(199,476)		-		(524)		-	-	(200,000)	-	(200,000)
Transfer to retained earnings of redemption loss of hybrid bonds		-		-		-		102,667		-	(102,667)	-	-	-
Acquisition of treasury stock (Note 20)		-		-		-		(450,126)		-	-	(450,126)	-	(450,126)
Disposal of treasury stock (Note 20)		-		-		-		296		-	-	296	-	296
Retirement of treasury stock (Note 20)		-		-		-		150,000		-	(150,056)	(56)	-	(56)
Change in other capital adjustments		-		-		-		(864)		-	(886)	(1,750)	-	(1,750)
Change in other non-controlling interests		-		-		-		-		-	-	-	83,604	83,604
		-		598,390		-		(198,551)		-	(1,195,130)	(795,291)	83,604	(711,687)
Reclassification between OCI and retained earnings		-		-		-		-		3,156	(3,156)	-	-	-
Balance at September 30, 2024 (Unaudited)	~~W~~	2,969,641		4,600,121		12,094,968		(857,215)		(2,039,137)	39,233,107	56,001,485	2,765,554	58,767,039

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (Continued)

For the Nine-month period ended September 30, 2024444

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity (Continued)

For the Nine-month period ended September 30, 2025

(In millions of won)		September 30, 2025
		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total
Balance at January 1, 2025	~~W~~	2,969,641	4,600,121	12,094,968	(807,114)	(1,824,440)	39,020,580	56,053,756	2,767,277	58,821,033
Total comprehensive income
Profit for the period		-	-	-	-	-	4,460,943	4,460,943	85,527	4,546,470
Other comprehensive income (loss), net of income tax:
Gain (loss) on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	105,215	-	105,215	(436)	104,779
Equity in other comprehensive loss of associates		-	-	-	-	(12,831)	-	(12,831)	-	(12,831)
Foreign currency translation adjustments for foreign operations		-	-	-	-	(307,640)	-	(307,640)	(3,257)	(310,897)
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(42,944)	-	(42,944)	-	(42,944)
Net finance expense on insurance contract assets (liabilities)		-	-	-	-	(520,658)	-	(520,658)	-	(520,658)
Net finance expense on reinsurance contract assets (liabilities)		-	-	-	-	(60,947)	-	(60,947)	-	(60,947)
Remeasurements of the net defined benefit liabilities (assets)		-	-	-	-	(55,769)	-	(55,769)	(289)	(56,058)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(1,854)	-	(1,854)	-	(1,854)
Total other comprehensive loss		-	-	-	-	(897,428)	-	(897,428)	(3,982)	(901,410)
Total comprehensive income (loss)		-	-	-	-	(897,428)	4,460,943	3,563,515	81,545	3,645,060

Other changes in equity
Annual dividends		-	-	-	-	-	(267,755)	(267,755)	-	(267,755)
Quarterly dividends		-	-	-	-	-	(554,859)	(554,859)	-	(554,859)
Dividends to hybrid bonds		-	-	-	-	-	(143,433)	(143,433)	-	(143,433)
Issuance of hybrid bonds		-	797,870	-	-	-	-	797,870	-	797,870
Redemption of hybrid bonds		-	(648,154)	-	(1,846)	-	-	(650,000)	-	(650,000)
Transfer to retained earnings of redemption loss of hybrid bonds		-	-	-	524	-	(524)	-	-	-
Acquisition of treasury stock (Note 20)		-	-	-	(913,939)	-	-	(913,939)	-	(913,939)
Retirement of treasury stock (Note 20)		-	-	-	900,000	-	(900,069)	(69)	-	(69)
Change in other capital adjustments		-	-	7,080	(20,931)	-	(673)	(14,524)	-	(14,524)
Change in other non-controlling interests		-	-	-	-	-	-	-	(141,767)	(141,767)
		-	149,716	7,080	(36,192)	-	(1,867,313)	(1,746,709)	(141,767)	(1,888,476)
Reclassification between OCI and retained earnings		-	-	-	-	(1,474)	1,474	-	-	-
Balance at September 30, 2025 (Unaudited)	~~W~~	2,969,641	4,749,837	12,102,048	(843,306)	(2,723,342)	41,615,684	57,870,562	2,707,055	60,577,617

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

For the Nine-month periods ended September 30, 2025 and 2024

			Nine-month periods ended September 30
(In millions of won)	Notes		2025 (Unaudited)	2024 (Unaudited)

Cash flows from operating activities
Profit for the interim period		~~W~~	4,546,470	4,124,264
Adjustments for:
Interest income	22		(20,937,846)	(21,838,101)
Interest expense	22		12,271,453	13,345,401
Dividend income			(173,779)	(194,811)
Income tax expense			1,481,835	1,303,048
Net fees and commission expense			281,709	231,028
Net insurance income			(779,233)	(827,552)
Net insurance finance expense			740,291	142,307
Net gain on financial instruments at fair value through profit or loss			(913,591)	(672,810)
Net gain on derivatives			(540,159)	(242,321)
Net gain on foreign currency translation			(141,841)	(13,025)
Net loss on financial instruments designated at fair value through profit or loss			55,378	67,310
Net gain on disposal of securities at fair value through other comprehensive income	10		(205,602)	(66,073)
Net loss on disposal of securities at amortized cost	10		44	23,137
Provision for credit loss allowance	24		1,488,103	1,399,739
Employee benefits			178,123	155,356
Depreciation and other amortization	25		970,862	947,392
Other operating expense, net			556,449	490,641
Equity method expense (income)	12		(136,330)	22,799
Other non-operating expense, net			54,917	287,682
			(5,749,217)	(5,438,853)

Changes in assets and liabilities:
Due from banks at amortized cost			831,261	(624,944)
Securities at fair value through profit or loss			(2,678,672)	(4,381,191)
Due from banks at fair value through profit or loss			2,033	-
Loans at fair value through profit or loss			21,112	(471,852)
Financial instruments designated at fair value through profit or loss			(1,530,092)	1,046,951
Derivative instruments			266,184	(234,416)
Loans at amortized cost			(11,401,831)	(31,015,319)
Insurance contract assets			3,312	2,116
Reinsurance contract assets			(551,756)	(63,964)
Other assets			(22,103,525)	(7,554,358)
Deposits			14,819,991	34,024,780
Net defined benefit liabilities (assets)			(268,786)	(40,672)
Provisions			(154,560)	(451,633)
Insurance contract liabilities			(462,600)	(618,063)
Reinsurance contract liabilities			(66,662)	1,122
Investment contract liabilities			(422,571)	(256,830)
Other liabilities			30,437,270	6,026,064
			6,740,108	(4,612,209)

Income taxes paid			(770,849)	(692,345)
Interest received			20,376,236	21,529,146
Interest paid			(10,645,585)	(10,979,150)
Dividends received			167,122	186,758
Net cash inflow from operating activities		~~W~~	14,664,285	4,117,611

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows (Continued)

For the Nine-month periods ended September 30, 2025 and 2024

			Nine-month periods ended September 30
(In millions of won)	Notes		2025 (Unaudited)	2024 (Unaudited)

Cash flows from investing activities
Decrease in financial instruments at fair value through profit or loss		~~W~~	3,336,867	3,336,040
Acquisition of financial instruments at fair value through profit or loss			(3,516,515)	(4,373,233)
Decrease in financial securities at fair value through other comprehensive income			40,238,343	33,221,502
Acquisition of securities at fair value through other comprehensive income			(45,881,639)	(31,689,749)
Proceeds from disposal of securities at amortized cost			5,882,331	5,380,769
Acquisition of securities at amortized cost			(4,137,061)	(4,076,830)
Proceeds from disposal of property and equipment			6,893	5,962
Acquisition of property and equipment			(158,278)	(164,171)
Proceeds from disposal of intangible assets			9,091	5,814
Acquisition of intangible assets			(299,565)	(414,886)
Proceeds from disposal of investments in associates			426,294	241,996
Acquisition of investments in associates			(203,683)	(560,192)
Net cash inflow from loss of control			94,727	-
Net cash outflow from acquisition of control			(851,919)	-
Proceeds from disposal of investment property			-	5,281
Acquisition of investment property			(3,257)	(2,291)
Disposal of assets held-for-sale			43,278	-
Change in other assets			(481)	40,074
Change in other liabilities			(68)	-
Proceeds from settlement of hedging derivative financial instruments			46,134	30,526
Payment of settlement of hedging derivative financial instruments			(128,471)	(101,693)
Net cash inflow (outflow) from investing activities		~~W~~	(5,096,979)	884,919

Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	797,870	797,866
Redemption of hybrid bonds			(650,000)	(200,000)
Net change in borrowings			2,175,230	(2,096,338)
Proceeds from debt securities issued			31,697,674	33,388,400
Redemption of debt securities issued			(33,333,633)	(26,235,357)
Increase in financial liabilities designated at fair value through profit or loss			99,985	-
Decrease in financial liabilities designated at fair value through profit or loss			(50,000)	-
Changes in other liabilities			(53,159)	(56,703)
Dividends paid			(966,071)	(941,075)
Proceeds from settlement of hedging derivative financial instruments			1,902,404	2,201,235
Payments of settlement of hedging derivative financial instruments			(1,851,733)	(2,154,056)
Acquisition of treasury stock			(913,939)	(450,126)
Disposal of treasury stock			-	296
Costs for retirement of treasury stock			(69)	(56)
Increase (decrease) in non-controlling interests			(221,042)	82,007
Repayments of lease liabilities			(203,132)	(207,206)
Net cash inflow (outflow) from financing activities			(1,569,615)	4,128,887

Effect of exchange rate changes on cash and cash equivalents held			(45,495)	25,804
Increase in cash and cash equivalents			7,952,196	9,157,221

Cash and cash equivalents at the beginning of the period	30		35,247,543	30,416,884

Cash and cash equivalents at the end of the period	30	~~W~~	43,199,739	39,574,105

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

1. Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (Hereinafter referred to as the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”), the controlling company, is incorporated on September 1, 2001 for the main purposes of controlling, managing and funding Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan Asset Management Co., Ltd. by way of share transfers. The total capital stock amounted to ~~W~~1,461,721 million. Also, Shinhan Financial Group’s shares have been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depositary Shares have been registered with the Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of September 30, 2025 and December 31, 2024 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		September 30, 2025	December 31, 2024
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	September 30	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Securities Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank (*2)	〃	〃	64.0	75.3
〃	Shinhan Asset Management Co., Ltd.	〃	〃	100.0	100.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan DS	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
〃	Shinhan Asset Trust Co. Ltd.	〃	〃	100.0	100.0
〃	Shinhan Fund Partners Co., Ltd.	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Venture Investment Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan EZ General Insurance Co., Ltd. (*3)	〃	〃	91.7	85.1
Shinhan Bank	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Bank Cambodia	Cambodia	〃	97.5	97.5
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Ltd.	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	99.9	99.9
〃	PT Bank Shinhan Indonesia	Indonesia	〃	99.0	99.0
Shinhan Bank Japan	SBJDNX	Japan	〃	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

1. Reporting entity (continued)

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of September 30, 2025 and December 31, 2024 are as follows (continued):

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		September 30, 2025	December 31, 2024
Shinhan Card Co., Ltd.	Shinhan Credit Information Co., Ltd.	Korea	September 30	100.0	100.0
〃	LLP MFO Shinhan Finance (*4)	Kazakhstan	〃	72.1	75.0
〃	PT. Shinhan Indo Finance	Indonesia	〃	76.3	76.3
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
〃	Shinhan Vietnam Finance Co., Ltd.	Vietnam	〃	100.0	100.0
Shinhan Securities Co., Ltd.	Shinhan Securities America Inc.	USA	〃	100.0	100.0
〃	Shinhan Securities Asia Ltd.	Hong Kong	〃	100.0	100.0
〃	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
Shinhan Life Insurance Co., Ltd.	Shinhan Financial Plus Co., Ltd.	Korea	〃	100.0	100.0
〃	Shinhan LifeCare Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Vietnam Co., Ltd.	Vietnam	〃	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0

(*1) Subsidiaries such as trust, beneficiary certificate, special purpose company, partnerships and private equity fund which are not actually operating their own business are excluded.

(*2) During the current interim period, a third-party share issuance resulted in a decrease in the Group’s ownership interest from 75.3% to 64.0%.

(*3) During the current interim period, the Group participated in a capital increase of ~~W~~ 100.0 billion conducted by Shinhan EZ General Insurance Co., Ltd., resulting in an increase in its ownership interest from 85.1% to 91.7%.

(*4) During the current interim period, a third-party share issuance resulted in a decrease in the Group’s ownership interest from 75.0% to 72.1%.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

1. Reporting entity (continued)

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	Shinhan Bank (including development trust) and 17 others

A trust is consolidated when the Group as a trustee is exposed to significant variable returns, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it, and the Group has the ability to affect those returns.

Asset-Backed Securitization	Tiger Eyes 3 Co., Ltd. and 157 others

An entity for asset backed securitization is consolidated when the Group has sole decision-making authority to dispose assets or change the conditions of the assets, and the Group is substantially exposed to, or has rights to significant variable returns by providing credit enhancement and purchases of subordinated securities.

Structured Financing	-

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has the greatest credit to the entity, has sole decision-making authority of these Entities due to the entities default, and is substantially exposed to, or has rights to significant variable returns.

Investment Fund	One Shinhan Future's Fund and 183 others

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors as a collective investor or a business executive, or has the ability to dismiss the manager of the investment funds, and is substantially exposed to, or has rights to, the significant variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

1. Reporting entity (continued)

(d) Summarized financial information of the subsidiaries

i) The summarized financial information of the controlling company and the Group’s major consolidated subsidiaries as of September 30, 2025 and December 31, 2024 is as follows:

		September 30, 2025			December 31, 2024
Investees (*1), (*2)		Total Assets	Total Liabilities	Total Equity	Total Assets	Total Liabilities	Total Equity
Shinhan Financial Group (separate)	~~W~~	38,422,977	11,378,895	27,044,082	37,672,303	11,324,128	26,348,175
Shinhan Bank		594,517,315	556,153,695	38,363,620	556,691,161	519,926,426	36,764,735
Shinhan Card Co., Ltd.		44,201,489	35,863,617	8,337,872	44,137,094	35,860,198	8,276,896
Shinhan Securities Co., Ltd.		51,773,770	46,038,162	5,735,608	49,026,790	43,532,326	5,494,464
Shinhan Life Insurance Co., Ltd.		60,379,334	54,260,845	6,118,489	59,843,268	52,802,301	7,040,967
Shinhan Capital Co., Ltd.		12,422,507	10,121,465	2,301,042	12,512,659	10,259,146	2,253,513
Jeju Bank		7,724,004	7,074,075	649,929	7,444,771	6,854,663	590,108
Shinhan Asset Management Co., Ltd.		436,583	162,991	273,592	503,319	186,991	316,328
SHC Management Co., Ltd.		10,479	-	10,479	10,325	-	10,325
Shinhan DS		133,263	67,559	65,704	139,322	76,603	62,719
Shinhan Savings Bank		3,041,931	2,667,351	374,580	2,879,145	2,512,348	366,797
Shinhan Asset Trust Co., Ltd.		824,212	505,995	318,217	775,844	471,890	303,954
Shinhan Fund Partners		126,136	21,265	104,871	122,507	22,580	99,927
Shinhan REITs Management Co., Ltd.		82,162	6,879	75,283	82,781	12,640	70,141
Shinhan Venture Investment Co., Ltd.		187,323	102,516	84,807	176,165	90,967	85,198
Shinhan EZ General Insurance Co., Ltd.		369,058	185,855	183,203	289,867	178,573	111,294

(*1) The summarized financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Subsidiaries such as trust, beneficiary certificate, special purpose company, partnerships and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

1. Reporting entity (continued)

ii) the nine-month periods ended September 30, 2025 and 2024 are as follows:

		September 30, 2025			September 30, 2024
Investees (*1), (*2)		Operating income	Net income (loss) (*3)	Com- prehensive income (loss) (*3)	Operating income	Net income (loss) (*3)	Com- prehensive income (loss) (*3)
Shinhan Financial Group (separate)	~~W~~	2,859,711	2,430,160	2,428,092	2,108,299	1,597,981	1,596,444
Shinhan Bank		29,835,564	3,356,650	3,167,854	29,792,206	3,103,237	3,527,706
Shinhan Card Co., Ltd.		4,532,472	383,389	369,344	4,322,578	555,085	529,256
Shinhan Securities Co., Ltd.		7,214,817	359,357	338,844	8,490,525	248,838	245,546
Shinhan Life Insurance Co., Ltd.		5,696,594	514,515	(237,531)	5,010,639	467,107	(1,010,904)
Shinhan Capital Co., Ltd.		827,024	91,972	87,385	916,880	152,626	149,139
Jeju Bank		278,457	12,271	10,536	287,747	9,378	13,793
Shinhan Asset Management Co., Ltd.		143,764	36,463	36,463	196,619	54,638	54,643
SHC Management Co., Ltd.		-	155	155	-	206	206
Shinhan DS		239,707	5,731	2,977	231,993	6,267	7,829
Shinhan Savings Bank		185,098	17,882	17,757	194,930	21,761	22,348
Shinhan Asset Trust Co., Ltd.		157,404	19,402	19,330	80,151	(178,507)	(178,760)
Shinhan Fund Partners		53,649	12,630	12,630	50,656	11,420	11,420
Shinhan REITs Management Co., Ltd.		15,134	5,144	5,142	23,328	10,518	10,515
Shinhan AI Co., Ltd. (*4)		-	-	-	-	(1,927)	(1,928)
Shinhan Venture Investment Co, Ltd.		25,528	(190)	(391)	40,889	9,116	9,241
Shinhan EZ General Insurance Co., Ltd.		111,934	(27,221)	(27,660)	66,074	(13,990)	(14,282)

(*1) The summarized financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Subsidiaries such as trust, beneficiary certificate, special purpose company, partnerships and private equity fund which are not actually operating their own business are excluded.

(*3) It includes non-controlling interest.

(*4) Shinhan AI Co., Ltd. was liquidated for the period ended December 31, 2024, and the amount as of September 30, 2024 reflects figures incurred before the liquidation.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

2. Basis of preparation

(a) Statement of compliance

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying condensed consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The condensed consolidated interim financial statements of the Group are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”). These condensed consolidated interim financial statements are prepared under K-IFRS No.1034, ‘Interim Financial Reporting’ and contains less information than required in the annual consolidated financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2024.

(b) Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, incomes, and expenses. If the estimates and assumptions based on management's best judgment as of the end of the interim reporting period are different from the actual environment, these estimates and actual results may be different.

Estimates and underlying assumptions about estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Income tax expense in the interim period is measured by applying the expected annual income tax rate, i.e. the estimated average annual effective income tax rate.

In preparing the condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2024 except for the method of estimation used to determine the income tax expense for the interim period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

3. Material accounting policies

(a) The Group applies the same accounting policies as those applied in the preparation of the annual consolidated financial statements for the year ended December 31, 2024, except for the following amendments first applied from January 1, 2025, as described in Note 2(b).

i) Amendment to K-IFRS No. 1021 'Effects of Changes in Foreign Exchange Rates' and No. 1101 ‘First-time adoption of K-IFRS’ – Lack of Exchangeability

These amendments define scenarios where exchanges with other currencies are considered possible for accounting purposes, clarify the assessment of exchangeability with other currencies, and specify requirements for estimating and disclosing the spot exchange rate in cases where no exchangeability exists. If exchange with other currencies is not possible, the spot exchange rate must be estimated on the measurement date using observable exchange rates without adjustment or employing alternative estimation techniques. There is no significant impact on the consolidated financial statements from these amendments.

(b) As of September 30, 2025, the newly enacted and disclosed but not yet effective new K-IFRS are as follows:

i) K-IFRS No. 1109 ‘Financial Instruments and K-IFRS No. 1107 Financial Instruments: Disclosures’ – Classification and measurement requirements of financial instruments

The amendments clarify the conditions related to the discharge of a financial liability before the settlement date when settling such financial liabilities using an electronic payment system. They further specify an interest feature, a contingent feature, financial assets with non-recourse features and contractually linked instruments which should be considered in assessing whether contractual cash flows of a financial asset are consistent with a basic lending arrangement. Furthermore, the amendments include additional disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and contractual terms that could change the timing or amount of contractual cash flows. The amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted. The Group is assessing the impact of the amendment on the consolidated financial statements.

ii) Annual Improvements to Korean International Financial Reporting Standards (K-IFRS)

K-IFRS annual improvements are applied for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted. The Group believes that there will be no material impact on the consolidated financial statement.

- K-IFRS No. 1109 ‘Financial Instruments’ – derecognition of lease liabilities and transaction price

- K-IFRS No. 1110 ‘Consolidated Financial Statements’ – determination of ‘de facto agent’

- K-IFRS No. 1101 ‘First-time adoption of Korean International Financial Reporting Standards’ – hedge accounting adoption

- K-IFRS No. 1107 ‘Financial Instruments: Disclosures’ – Gain or loss on derecognition

- K-IFRS No. 1007 ‘Statement of Cash Flows’ – Cost method

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

4. Financial risk management

(a) Overview

Shinhan Financial Group Co., Ltd. (hereinafter referred to as the “Group”) manages various risks that may arise within business sector and the major risks to which the Group is exposed include credit risk, market risk, interest rate risk, and liquidity risk. These risks are recognized, measured, controlled, and reported in accordance with risk management guidelines established at the controlling company level and at the subsidiary level.

i) Risk management principles

The risk management principles of the Group are as follows:

- All business activities take into account the balance of risks and profits within a predetermined risk appetite.

- The controlling company shall present the Group Risk Management Model Standards, supervise their compliance and have responsibility and authority for group-level monitoring.

- Operate a risk-related decision-making system that enhances management's involvement.

- Organize and operate risk management organizations independent of the business sector.

- Operate a performance management system that clearly considers risks when making business decisions.

- Aim for preemptive and practical risk management functions.

- Share a cautious view to prepare for possible deterioration of the situation.

ii) Risk management organization

The basic policies are established by the Board of Directors of the controlling company, while the Group’s risk management strategies are formulated by the Risk Management Committee (hereinafter referred to as the "Group Risk Management Committee") under the Board of Directors. The Group's Chief Risk Officer (CRO) assists the Group Risk Management Committee and consults the risk management policies and strategies of the Group and each subsidiary through the Group Risk Council, which includes the Chief Risk Management Officer of each subsidiary. The subsidiary implements the risk management policies and strategies of the Group through each company's risk management committee, risk-related committee, and risk management organization, and consistently establishes and implements the detailed risk management policies and strategies of the subsidiary. The risk management team of the controlling company assists the Group's Chief Risk Management Officer for risk management and supervision.

The Group has a hierarchical limit system to manage the risks of the Group to an appropriate level. The Group Risk Management Committee sets the risk limits that can be affordable by the Group and each subsidiary, while the Risk Management Committee and the Committee of each subsidiary set and manage detailed risk limits by risk, department, desk, and product types.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

4. Financial risk management (continued)

(a) Overview (continued)

ii) Risk management organization (continued)

ii-1) Group risk management committee

The Group has established the risk management system for the controlling company and each of its subsidiaries, and comprehensively manages group-wide risk-related matters, including the establishment of risk management policies and strategies, and the approval of limits. The Committee consists of directors of the controlling company.

The resolution of the Committee is as follows:

-
Establish risk management basic policy in line with management strategy
-
Determine the level of risk that can be assumed by the Group and each subsidiary
-
Approve appropriate investment limit or loss allowance limit
-
Enact and amend the Group Risk Management Regulations and the Group Risk Council Regulations
-
Matters concerning risk management organization structure and division of duties
-
Matters concerning the operation of the risk management system
-
Matters concerning the establishment of various limits and approval of limits
-
Make decisions on approval of the FSS's internal rating based approach for non-retail and retail credit rating systems
-
Matters concerning risk disclosure policy
-
Analysis of crisis situation, related capital management plan and financing plan
-
Matters deemed necessary by the board of directors
-
Matters required by external regulations such as the Financial Services Commission and other regulations and guidelines
-
Matters deemed necessary by the Chairman

The resolution of the Group Risk Management Committee is reported to the Board of Directors.

ii-2) Group risk management council

In order to maintain the Group's risk management policies and strategies consistently, the Group resolves matters necessary to discuss overall risk-related issues and to implement the policies set by the Group Risk Management Committee. The members are chaired by the Group’s chief risk management officer and shall be consist of the chief risk officers of major subsidiaries.

iii) Group risk management system

iii-1) Management of the risk capital

Risk capital refers to the capital required to compensate for the potential loss (risk) if it is actually realized. Risk capital management refers to the management of the risk assets considering its risk appetite, which is a datum point on the level of risk burden compared to available capital, so as to maintain the risk capital at an appropriate level. The controlling company and its subsidiaries establish and operate a risk planning process to reflect the risk plan in advance when establishing financial and business plans for risk capital management and establish a risk limit management system to control risk to an appropriate level.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

4. Financial risk management (continued)

(a) Overview (continued)

iii) Group risk management system (continued)

iii-2) Risk monitoring

In order to proactively manage risks by periodically identifying risk factors that can affect the Group's business environment, the Group has established a multi-dimensional risk monitoring system. Each subsidiary is required to report to the Group on key issues that affect risk management at the Group level. The Group prepares weekly, monthly and occasional monitoring reports to report to Group management including the CRO.

In addition, the Risk Dashboard is operated to derive abnormal symptoms through three-dimensional monitoring of major portfolios, increased risks, and external environmental changes of assets for each subsidiary. If necessary, the Group takes preemptive risk management to establish and implement countermeasures.

iii-3) Risk reviewing

When conducting new product, new business and major policy changes, risk factors are reviewed by using a pre-defined checklist to prevent indiscriminate promotion of business that is not easy to judge risk and to support rational decision making. The subsidiary's risk management department conducts a preliminary review and post-monitoring process on products, services, and projects to be pursued in the business division. In case of matters that are linked or jointly promoted with other subsidiaries, the risk reviews are carried out after prior-consultation with the risk management department of the Group.

iii-4) Crisis management

The Group maintains a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for four levels of contingencies, namely, “cautious’, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the happening of any contingency at two or more subsidiaries level, the Group directly takes charge of the situation so that the Company manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

4. Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and is the largest risk which the Group faces. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on the balance sheet, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

Shinhan Bank's basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the chairman of the Chief Risk Officer (CRO), Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department. The Risk Policy Committee decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and is composed of chairman, the CCO, CRO and the head of the group in charge of the credit-related business group, the head of the credit planning department, and the senior examination team to enhance the credit quality of the loan and profitability of operation.

Shinhan Bank's credit risk management includes processes such as credit evaluation, credit monitoring and supervision, credit risk measurement of counterparties and limit management processes and credit risk measurements for portfolios. All loan customers of Shinhan Bank are evaluated and managed with credit ratings. Retail customers are evaluated by summing up customer information from the bank's internal information and external credit information, and the corporate customers are evaluated by considering financial and non-financial items such as industrial risk, operating risk, and management risk. The evaluated credit rating is used for credit approval, limit management, pricing, credit loss provisioning, etc., and is the basis for credit risk management. The credit evaluation system is divided into an evaluation system for retail customers, a small office home office (SOHO) evaluation system, and an evaluation system for corporate customers. It is subdivided and refined by each model to reflect the Basel III requirements. The corporate credit decision is based on a collective decision-making system, making objective and prudent decisions. In the case of a general credit of loans, the credit is approved based on the consultation between branch RM’s (Relationship Manager) and loan officers of each business division’s headquarters. In the case of a large or important credit, the credit is approved by the review council. In particular, the Credit Deliberation Committee, the highest decision-making body for loan approvals, reviews for important loans such as large loans. Credits for retail customers are monitored by an automated credit scoring system (CSS) based on objective statistical methods and bank credit policies.

Shinhan Bank operates a regular monitoring system for the regular management of individual loans. The loan officers and RM’s evaluate the adequacy of the result of the loan review by automatically searching for anticipated insolvent companies among business loan partners, and if necessary, the credit rating of the corporate is adjusted. In accordance with these procedures, corporate customers are classified either as an early warning company, an observation company, or a normal company, and then managed differently according to management guidelines for each risk classification, thereby mitigating the risk of insolvency of the loan at an early stage. The financial analysis support system affiliated with a professional credit rating agency supports credit screening and management, and the credit planning department calculates and manages industrial grades and analyzes and provides industry trends and company information. In order to control the credit risk for the credit portfolio to an appropriate level, credit VaR limits are set and managed for each business and business sector, and to prepare for the credit risk caused by biased exposure to specific sectors, the Group sets and manages exposure limits for each sector by party, industry, country, etc.

Shinhan Card's basic policy on credit risk is determined by the Risk Management Committee. The Risk Management Committee (RMC) consists of the Chief Risk Officer (CRO) as the chairperson, and is composed of the heads of each business group and supporting group and the heads of related departments. Apart from the RMC, a credit committee in charge of monitoring corporate credits and other important credits over a certain amount, has been established to separate credit policy decisions from credit monitoring.

Shinhan Card’s credit rating system is divided into ASS (Application Scoring System) and BSS (Behavior Scoring System). Unless a customer falls under “rejection due to policy” (such circumstances include delinquency of other credit card companies) and his/her credit rating is above a certain rate, an application of ASS is approved. There is a separate screening criterion for credit card customers, who have maintained a long-term relationship with the Group and have a good credit history. In addition,

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

the elements of credit ratings are used as the basis for setting limits when issuing cards. The BSS, which is recalculated monthly, predicts the delinquency probability of cardholders, and is utilized it to monitor member and portfolio risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

4. Financial risk management (continued)

(b) Credit risk

i) Techniques, assumptions, and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses.

To make the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information, that is available without undue cost or effort and is indicative of significant increases in credit risk since initial recognition. Information includes the default experience data held by the Group and analysis by an internal credit rating expert.

1
Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

2
Measuring term structure of probability of default

Internal credit rating is a key input variable for determining term structure of probability of default. The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

3
Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures	Card exposures

Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days (personal card)
Loan classification of precautionary or below	Loan classification of precautionary or below	Loan classification precautionary or below
Borrower with early warning signals	Borrower with early warning signals	Specific delinquent pool segment
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent
Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans with identified indicators for significant increases in other credit risk

Loans with identified indicators for significant increases in other credit risk

The Group assumes that the credit risk of the financial instrument has been increased significantly since initial recognition if a specific exposure is past due more than 30 days (except, for card exposures if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group fails to fully receive the contractual payments from the borrower, and does not take into account any grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there has been a significant increase in credit risk from the following perspective:

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

- As a result of applying the judgment criteria, management would not expect frequent movement between the 12-month expected credit loss accumulation target and the entire period expected credit loss accumulation target.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been modified through renegotiation and the financial asset is not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk, and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that are modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-month expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date

- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contractual terms)

- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument)

- Internal observation data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has occurred, and the extent thereof may vary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information

The Group reflects future forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Group utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to predict forward-looking information.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Group used in its business plan and management strategy.

The Group analyzed data from its past experienced, derived correlations between major macroeconomic variables and credit risks required for predicting credit risk and credit loss for each portfolio and then reflected forward-looking information through a regression estimation. To reflect external and internal economic uncertainties, the Group has incorporated the forward-looking information by reviewing an additional worst-case scenario along with the three existing scenarios of upside, central and downside.

Major macroeconomic variables	Correlation between credit risks

GDP growth rate	(-)
Private consumption index growth rate	(-)
Index of equipment investment growth rate	(-)
Consumer price index growth rate	(+)
Balance on current account	(-)

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, are derived based on long-term data over the past ten years.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades is adjusted, and the PD for each rating grade is estimated by taking into account the contractual maturity of the exposure.

LGD refers to the expected loss in the event of a default. The Group calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying value of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Group uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed by considering the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria for classifying groups are periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Group conducts write-off when it deems that the borrower has no sufficient resources or income to repay the principal and interest. The decision to write off follows the internal regulations of the Group and, if necessary, is carried out after obtaining approval from external institutions. Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

Exposure to credit risk is related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet items such as loan commitment. The exposures of due from banks and loans are classified into government, bank, corporation or retail based on the exposure classification criteria of Basel III credit risk weights, and the net carrying amount, excluding deductible items such as provisions, is presented as the maximum amount that can be exposed by credit risk.

The details of the maximum exposure to credit risk for financial instruments held as of September 30, 2025 and December 31, 2024 periods are as follows:

		September 30, 2025	December 31, 2024
Due from banks and loans at amortized cost (*1), (*3):
Banks	~~W~~	14,499,349	14,058,051
Retail		207,602,185	199,809,576
Government/Public sector/Central bank		33,767,119	27,228,308
Corporations		220,256,521	218,713,457
Card receivables		27,288,151	27,714,596
		503,413,325	487,523,988

Due from banks and loans at FVTPL (*3):
Banks		138,530	134,609
Corporations		1,748,441	1,780,787
		1,886,971	1,915,396

Securities at FVTPL		71,311,385	67,134,121
Securities at FVOCI		97,954,134	92,016,210
Securities at amortized cost (*1)		31,672,897	33,315,999
Derivative assets		5,804,621	10,279,257
Other financial assets (*1), (*2)		44,587,090	23,116,960
Guarantee contracts		22,802,122	22,509,195
Loan commitments and other credit liabilities		219,662,948	218,980,794
	~~W~~	999,095,493	956,791,920

(*1) The maximum exposure amounts for due from banks, loans, securities at amortized cost and other financial assets at amortized cost are the net carrying amount after deducting the allowance for credit losses.

(*2) Other financial assets mainly comprise of accounts receivable, accrued income, deposits, domestic exchange settlement debit and suspense payments.

(*3) Classified as similar credit risk group based on calculation of the BIS ratio under new Basel Capital Accord (Basel III).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets

Details of impaired financial assets due to credit risk as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025
		12-month expected credit losses		Lifetime expected credit losses			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1 (*)	Grade 2 (*)	Grade 1 (*)	Grade 2 (*)	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	12,103,497	2,238,980	171,763	285	-	14,514,525	(15,176)	14,499,349	16,271
Retail		187,480,484	7,009,027	8,503,020	4,377,481	1,283,071	208,653,083	(1,050,898)	207,602,185	161,696,955
Government/Public sector/ Central bank		31,548,093	1,936,725	292,718	4	-	33,777,540	(10,421)	33,767,119	2,621
Corporations		114,975,109	54,596,535	23,064,609	27,828,442	2,153,041	222,617,736	(2,361,215)	220,256,521	124,333,760
Card receivable		19,889,378	4,503,832	1,057,864	2,281,118	496,424	28,228,616	(940,465)	27,288,151	17,700
		365,996,561	70,285,099	33,089,974	34,487,330	3,932,536	507,791,500	(4,378,175)	503,413,325	286,067,307
Securities at FVOCI (*)		88,769,026	9,153,037	-	32,071	-	97,954,134	-	97,954,134	-
Securities at amortized cost		29,898,820	1,783,462	-	-	-	31,682,282	(9,385)	31,672,897	-
	~~W~~	484,664,407	81,221,598	33,089,974	34,519,401	3,932,536	637,427,916	(4,387,560)	633,040,356	286,067,307

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets (continued)

Details of impaired financial assets due to credit risk as of September 30, 2025 and December 31, 2024 are as follows (continued):

		December 31, 2024
		12-month expected credit losses		Lifetime expected credit losses			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1 (*)	Grade 2 (*)	Grade 1 (*)	Grade 2 (*)	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	11,740,875	2,027,427	254,625	60,114	-	14,083,041	(24,990)	14,058,051	27,874
Retail		177,166,099	6,397,386	11,714,193	4,387,929	1,198,594	200,864,201	(1,054,625)	199,809,576	151,610,129
Government/Public sector/ Central bank		25,118,226	2,030,126	83,783	49	-	27,232,184	(3,876)	27,228,308	2,500
Corporations		117,893,181	55,345,067	20,324,015	25,633,821	1,880,868	221,076,952	(2,363,495)	218,713,457	117,575,757
Card receivable		21,631,071	2,974,287	1,170,078	2,436,456	642,991	28,854,883	(1,140,287)	27,714,596	18,881
		353,549,452	68,774,293	33,546,694	32,518,369	3,722,453	492,111,261	(4,587,273)	487,523,988	269,235,141
Securities at FVOCI (*)		83,218,889	8,736,563	10,034	50,724	-	92,016,210	-	92,016,210	-
Securities at amortized cost		31,103,200	2,219,343	-	3,644	-	33,326,187	(10,188)	33,315,999	-
	~~W~~	467,871,541	79,730,199	33,556,728	32,572,737	3,722,453	617,453,658	(4,597,461)	612,856,197	269,235,141

(*) Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to ~~W~~ 40,557 million and ~~W~~ 38,346 million as of September 30, 2025 and December 31, 2024.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iv) Credit risk exposures per credit grade of off-balance sheet items

The credit risk exposure for off-balance sheet items such as guarantees, loan commitments, and other credit-related liabilities as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025
		Grade 1	Grade 2	Impaired	Total
Financial guarantee:
12-month expected credit losses	~~W~~	18,250,353	3,387,984	-	21,638,337
Lifetime expected credit losses		957,140	195,448	-	1,152,588
Impaired		-	-	11,197	11,197
		19,207,493	3,583,432	11,197	22,802,122
Loan commitment and other credit line
12-month expected credit losses		186,048,506	22,850,593	-	208,899,099
Lifetime expected credit losses		7,865,315	2,829,741	-	10,695,056
Impaired		-	-	68,793	68,793
		193,913,821	25,680,334	68,793	219,662,948
	~~W~~	213,121,314	29,263,766	79,990	242,465,070

		December 31, 2024
		Grade 1	Grade 2	Impaired	Total
Financial guarantee:
12-month expected credit losses	~~W~~	19,212,434	2,786,804	-	21,999,238
Lifetime expected credit losses		361,440	127,153	-	488,593
Impaired		-	-	21,364	21,364
		19,573,874	2,913,957	21,364	22,509,195
Loan commitment and other credit line
12-month expected credit losses		183,928,715	21,687,932	-	205,616,647
Lifetime expected credit losses		10,370,570	2,988,286	-	13,358,856
Impaired		-	-	5,291	5,291
		194,299,285	24,676,218	5,291	218,980,794
	~~W~~	213,873,159	27,590,175	26,655	241,489,989

v) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Individuals	Probability of default below 2.25% for each pool	Probability of default 2.25% or above for each pool
Government/Public sector/Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations (including credit card bond)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+
Card receivables (individuals)	Behavior scoring system of 7 grade or above	Behavior scoring system of below 7 grade

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025
Classification (*)		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	14,219,497	-	-	-	-	-	279,852	-	14,499,349
Retail		-	-	-	-	-	-	-	207,602,185	207,602,185
Government/Public sector/Central bank		33,683,461	-	-	-	-	-	83,658	-	33,767,119
Corporations		20,411,865	61,644,731	23,907,475	47,500,302	5,240,730	7,231,247	54,320,171	-	220,256,521
Card receivable		88,613	356,896	272,025	75,423	52,149	27,338	1,335,403	25,080,304	27,288,151
		68,403,436	62,001,627	24,179,500	47,575,725	5,292,879	7,258,585	56,019,084	232,682,489	503,413,325
Due from banks and loans at FVTPL
Banks		39,196	-	-	-	99,334	-	-	-	138,530
Corporations		938,298	501,876	53,015	157,616	-	-	97,636	-	1,748,441
		977,494	501,876	53,015	157,616	99,334	-	97,636	-	1,886,971
Securities at FVTPL		33,029,397	4,145,464	1,279,205	2,952,259	273,337	86,602	29,545,121	-	71,311,385
Securities at FVOCI		42,762,355	2,385,179	516,325	1,773,153	861,622	22,036	49,633,464	-	97,954,134
Securities at amortized cost		7,043,852	-	-	715,631	290,817	-	23,622,597	-	31,672,897
		152,216,534	69,034,146	26,028,045	53,174,384	6,817,989	7,367,223	158,917,902	232,682,489	706,238,712
Off-balance sheet items
Guarantees		4,860,518	10,433,819	3,554,667	293,027	246,260	71,162	3,340,303	2,366	22,802,122
Loan commitments and other liabilities related to credit		18,142,804	32,248,304	10,160,107	6,014,596	2,126,215	447,980	19,606,295	130,916,647	219,662,948
	~~W~~	23,003,322	42,682,123	13,714,774	6,307,623	2,372,475	519,142	22,946,598	130,919,013	242,465,070

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of September 30, 2025 and December 31, 2024 are as follows (continued):

		December 31, 2024
Classification (*)		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	13,495,577	-	-	-	-	-	562,474	-	14,058,051
Retail		-	-	-	-	-	-	-	199,809,576	199,809,576
Government/Public sector/Central bank		27,042,097	-	-	-	-	-	186,211	-	27,228,308
Corporations		22,485,184	62,200,259	23,447,863	47,109,684	5,409,739	6,735,852	51,324,876	-	218,713,457
Card receivable		81,613	323,992	288,452	65,256	51,107	20,277	1,189,255	25,694,644	27,714,596
		63,104,471	62,524,251	23,736,315	47,174,940	5,460,846	6,756,129	53,262,816	225,504,220	487,523,988
Due from banks and loans at FVTPL
Banks		35,450	-	-	-	99,159	-	-	-	134,609
Corporations		859,295	391,667	301,658	149,652	10,000	-	68,515	-	1,780,787
		894,745	391,667	301,658	149,652	109,159	-	68,515	-	1,915,396
Securities at FVTPL		34,194,979	3,634,273	1,286,997	2,149,229	304,020	136,364	25,428,259	-	67,134,121
Securities at FVOCI		35,854,914	2,636,678	712,936	1,790,042	1,056,603	12,160	49,952,877	-	92,016,210
Securities at amortized cost		9,761,249	19,984	-	539,416	260,379	-	22,734,971	-	33,315,999
		143,810,358	69,206,853	26,037,906	51,803,279	7,191,007	6,904,653	151,447,438	225,504,220	681,905,714
Off-balance sheet items
Guarantees		3,733,957	11,712,348	3,548,909	92,172	179,255	115,827	3,113,748	12,979	22,509,195
Loan commitments and other liabilities related to credit		18,218,204	34,199,306	10,324,128	4,325,044	2,408,759	531,832	20,644,317	128,329,204	218,980,794
	~~W~~	21,952,161	45,911,654	13,873,037	4,417,216	2,588,014	647,659	23,758,065	128,342,183	241,489,989

(*) The amounts by industry sector are presented as the net carrying amount after deducting allowances for loan losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(c) Market risk

i) Market risk management from trading positions

i-1) Concept of market risk

Market risk is defined as the risk of loss of trading account position of financial institutions due to changes on market price, such as interest rates, exchange rates and stock prices, etc. and is divided into general market risks and individual risks. A general market risk refers to a loss from price variability caused by events affecting the market as a whole, such as interest rates, exchange rates and stock prices; and an individual risk refers to a loss from price variability related to individual events of securities issuer, such as bonds and stocks. A structural foreign exchange position refers to a foreign exchange position that foreign currency investments such as capital contributions and long-term equity investments in overseas branches is excluded from the calculation of market risk regulatory capital, with the approval of the supervisory authority.

i-2) Market risk management method

The basic principle of market risk management in the trading sector is to maintain the maximum possible loss due to market risk within a certain level. To this end, the Group sets and operates VaR limits, investment limits, position limits, sensitivity limits, and loss limits from the portfolio to individual desks. These limits are managed daily by the department in charge of risk management, independent from the operating department.

Trading positions refer to all transactions holding for short-term resale, arbitrage through short-term price changes, risk-free arbitrage, and risk hedging. Securities, foreign exchange position, and derivatives are included mainly as trading position. As a method of measuring market risk, VaR (Value at Risk) is typical, and it is a statistical measurement of the potential maximum loss that can occur due to changes in market conditions. VaR calculates the standard method market risk using the Group Market Risk Measurement System, and Shinhan Bank calculates the standard method market risk using its own model market risk calculation system. The Group and Shinhan Bank exclude structural foreign exchange positions approved by the supervisory authority when calculating standard method market risk. Shinhan Securities Co., Ltd. uses its own market risk calculation system to calculate historical simulation VaR and the Group market risk system to calculate standard method market risk.

Stress tests are conducted to supplement risk measurement by statistical methods and to manage losses that may arise from rapid changes in the economic environment.

Shinhan Bank measures the risk of trading account products by applying market risk standard methods. The trading account calculates market risk if it is for holding purposes such as short-term resale, profit seeking through short-term price fluctuations, risk-free arbitrage, and risk hedging. The standard approach is a risk calculation method proposed by Basel Board of Banking Supervisors (BCBS) of Bank for International Settlements (BIS), Korea has reflected the Basel III standards of market risk sector to the detailed regulations on supervision of bank business from FY23 and followed these regulations. The standard approach of the Basel III standards calculates and aggregates sensitivity risk, default risk, and residual risk. Sensitivity risk measures coverage of general interest rates, credit spreads, stocks, commodity, and delta and vega of foreign exchange. Delta refers to the change in product value due to changes in the price of the underlying asset, and vega refers to the change in product value due to changes in the volatility of the underlying asset. Curvature is defined as a loss that exceeds the delta risk in the event of an upward or downward shock to the underlying asset. Sensitivity risk is designed to measure both linear and non-linear risks of factors affecting value fluctuations regardless of the characteristics of the product. Default risk measures the discrete default risk of the underlying asset that cannot be captured in sensitivity risk. Complete offsetting between purchase and sale exposures of the same borrower is possible. Residual risk is a concept that calculates additional risk because sensitivity risk and default risk are not accurately measured when there is a special profit/loss structure or the underlying asset is special.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

i) Market risk management from trading positions (continued)

i-2) Market risk management method (continued)

Trading position data is automatically interfaced into management system, and the system conducts VaR measurement and manages the limit. In addition, Shinhan Bank sets loss limit, sensitivity limit, investment limit, stress limit, etc. for Trading Department and desks, and monitors daily.

Shinhan Securities Co., Ltd. measures daily market risk by applying historical simulation VaR method of 99.9% confidence level-based VaR. It also measures market risk standard methods to ensure consistent market risk management at the Group level. Historical simulation VaR method does not require assumption on a particular distribution since the method derives scenarios directly from historical market data, and measures non-linear products, such as options, in details. In addition to the VaR limit, Shinhan Securities Co., Ltd. sets and manages issuance and transaction limit, and stop-loss limit for each department.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

ii) Interest rate risk management from non-trading positions

ii-1) Principle

Interest rate risk refers to the possibility of a decrease in net interest income or in net asset value that occurs when interest rates fluctuate unfavorably from the Group's financial position. The Group manages net interest income or changes in net asset value that occur due to changes in interest rates by early predicting the factors of interest rate risk fluctuation related to the Group's net interest income and net asset value through the interest rate risk management.

ii-2) Managements

The Group's major financial subsidiaries manage interest rate risks independently by the risk management organization and the treasury department, and have internal regulations on interest rate risk management strategies, procedures, organization, measurement, and major assumptions.

One of the key indicators of managing interest rate risk is the Earnings at Risk (EaR) from an earning perspective and the Value at Risk (VaR) from an economic value perspective. Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net interest income calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

Each subsidiary's interest rate risk measurement method varies depending on industry-specific regulations. However, interest rate VaR and interest rate EaR are measured using internal methodologies or IRRBB (Interest Rate Risk in the Banking Book). Interest rate risk limits are set based on interest rate VaR and monitored accordingly. In accordance with the amendments in Regulations for Supervision of Financial Holding Companies, the Group measures the interest rate risk using the standardized approach of IRRBB under Basel III, which measures the interest rate risk more precisely than the existing BIS standard framework by segmenting maturities of interest rates, reflecting customer behavior models and diversifying interest rate shocks. The interest rate VaR scenario based IRRBB measures ① parallel up shock ② parallel down shock ③ steepener shock ④ flattener shock ⑤ short rate up shock ⑥ short rate down shock. By the parallel up shock and parallel down shock, the interest rate EaR scenario measures the scenario value with the largest loss as interest rate risk. Under the existing BIS standard framework, ± 200bp parallel shock scenario is applied to all currency. However, as the shock width is set differently by currency and period, interest rate risk is measured significantly by the IRRBB (e.g. (KRW) Parallel ± 300bp, Short Term ± 400bp, Long Term ± 200bp, (USD) Parallel ± 200bp, Short Term ± 300bp, Long Term ± 150bp). In the IRRBB method, the existing interest rate VaR and the interest rate EaR are expressed as △ EVE (Economic Value of Equity) and △ NII (Net Interest Income), respectively.

Since impacts of each subsidiary on changes of interest rates are differentiated by portfolios, the Group is preparing to respond proactively while monitoring the financial market and regulatory environment and making efforts to hedge or reduce interest rate risk. In addition, the subsidiaries conduct the crisis analysis on changes in market interest rates and report it to management and the Group.

In particular, through its ALM (Asset and Liability Management) system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and NPV (Net Present Value) and NII (Net Interest Income) simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate EaR (Earnings at Risk) limits and interest rate gap ratio limits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the S&T Center. The desks and dealers of this department manage the overall position of spot foreign exchange or foreign exchange derivatives within the established market risk and foreign exchange position limits. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars (USD), Japanese yen (JPY), Euros (EUR) and Chinese yuan (CNY) are set in order to minimize exposures from the other foreign exchange trading.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets at abnormal prices, high interest-rate financing, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity by ensuring that it maintains an appropriate level of liquidity through systematic management. At the Group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the inherent crisis, crisis in the external market and a combination of internal and external crisis. Therefore, the Group is monitoring for any anomalies in terms of liquidity in preparation for potential crisis situations during normal times.

In particular, after the bankruptcy of Silicon Valley Bank, the Group has been strengthening its capability to respond to liquidity crises by conducting crisis situation analysis applying bank run scenarios to the banks and savings bank subsidiaries. The Group has established and reviewed emergency funding plans, accordingly.

In addition, in order to pre-emptively and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the ‘limit management index’, ‘early warning index’ and ‘monitoring index’.

Shinhan Bank applies the following basic principles for liquidity risk management:

- Raise funding in sufficient amounts, at the optimal time at reasonable costs;

- Maintain risk at appropriate levels and pre-emptively manage them through a prescribed risk limit system and an early warning signal detection system;

- Secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

- Monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

- Conduct periodic contingency analysis to prepare for any potential liquidity crisis and establish and implement emergency plans in the event of a crisis; and

- Consider liquidity-related costs, benefits and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

Shinhan Card sets and operates a level that can withstand a 3-month credit crunch for end-of-month liquidity. The Group defines and manages the level of ‘cautious’, ‘alert’, ‘imminent crisis’, and ‘crisis’ and risk for the real liquidity gap ratio, liquidity buffer ratio, and ratio of ABS (asset backed securities) to borrowings which are major indicators related to liquidity risk. A contingency plan has been established to prepare for a crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial liabilities and derivative financial instruments by remaining period as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025
Classifications (*1)		Less than 1 month (*3)	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial liabilities:
Liabilities:
Deposits (*2)	~~W~~	228,921,777	66,909,904	53,735,496	62,739,273	32,534,693	2,022,756	446,863,899
Financial liabilities at FVTPL		1,785,737	-	-	-	-	-	1,785,737
Borrowings		14,914,263	5,604,148	5,174,909	9,338,382	12,035,481	5,828,648	52,895,831
Debt securities issued		4,986,531	9,242,560	9,070,343	15,796,036	55,234,260	3,591,068	97,920,798
Financial liabilities designated at FVTPL		611,737	2,257,791	842,713	581,495	953,309	1,580,256	6,827,301
Investment contract liabilities		40,438	278,683	163,212	96,018	194,177	-	772,528
Other financial liabilities		55,793,206	123,418	76,534	585,573	1,431,600	6,643,622	64,653,953
	~~W~~	307,053,689	84,416,504	69,063,207	89,136,777	102,383,520	19,666,350	671,720,047
Off-balance sheet items (*3):
Guarantee contracts	~~W~~	22,802,122	-	-	-	-	-	22,802,122
Other liabilities related to loan commitments		219,662,948	-	-	-	-	-	219,662,948
	~~W~~	242,465,070	-	-	-	-	-	242,465,070

Derivatives:
Derivatives	~~W~~	860,045	(26,853)	(986,116)	(79,569)	(2,789,884)	(108,700)	(3,131,077)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial liabilities and derivative financial instruments by remaining period as of September 30, 2025 and December 31, 2024 are as follows (continued):

		December 31, 2024
Classifications (*1)		Less than 1 month (*3)	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial liabilities:
Liabilities:
Deposits (*2)	~~W~~	217,170,450	49,309,656	56,540,309	77,227,315	30,221,968	1,261,816	431,731,514
Financial liabilities at FVTPL		954,899	-	-	-	-	-	954,899
Borrowings		12,862,532	4,757,090	6,901,957	9,990,468	11,464,431	4,896,426	50,872,904
Debt securities issued		4,859,511	8,927,081	9,122,810	17,273,392	56,429,636	4,046,575	100,659,005
Financial liabilities designated at FVTPL		439,367	861,277	991,871	1,963,789	2,473,275	1,513,662	8,243,241
Investment contract liabilities		106,106	105,788	248,954	375,300	328,874	-	1,165,022
Other financial liabilities		32,314,670	174,388	257,115	587,834	1,351,145	140,254	34,825,406
	~~W~~	268,707,535	64,135,280	74,063,016	107,418,098	102,269,329	11,858,733	628,451,991
Off-balance sheet items (*3):
Guarantee contracts	~~W~~	22,509,195	-	-	-	-	-	22,509,195
Other liabilities related to loan commitments		218,980,794	-	-	-	-	-	218,980,794
	~~W~~	241,489,989	-	-	-	-	-	241,489,989

Derivatives:
Derivatives	~~W~~	453,751	(12,670)	(68,634)	6,511	(1,847,862)	(165,170)	(1,634,074)

(*1) These amounts include cash flows of principal and interest on financial liabilities.

(*2) Demand deposits amounting to ~~W~~ 168,318,205 million and ~~W~~ 160,031,759 million as of September 30, 2025 and December 31, 2024 are included in the ‘Less than 1 month’ category, respectively.

(*3) Although the Group’s guarantees, loan commitments, and other credit facilities have contractual maturities, the Group is required to fulfill its obligations immediately upon request by the counterparty. Accordingly, these exposures are classified into the earliest time band in which they could be drawn.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(e) Capital risk management

The Group must comply with the capital adequacy criteria of 8.0%. In addition, the minimum regulatory BIS capital ratio, which should be maintained additionally to increase the capability to absorb losses, has been raised up to 14% as the capital regulation based on the Basel III standard has been in effect since 2016. This is based on the addition of capital conservation capital (2.5%p) and domestic system-critical banks (D-SIB) capital (1.0%p) and economic response capital (2.5%p) to the existing minimum common equity capital ratio. The countercyclical capital buffer can be charged up to 2.5%p during credit expansion and required level of the capital in Korea was increased from 0% to 1%, as of May 1,2024. As of September 30, 2025, the minimum regulatory BIS capital ratio is 12.5%, which is the standard for applying capital conservation buffer (2.5%p), D-SIB capital (1.0%p), and countercyclical capital buffer (1.0%p).

Basel III capital ratio is the concept of 'International Agreement on the Measurement and Standards of Equity Capital' of the Basel Bank Supervisory Commission of BIS (International Settlement Bank). It is calculated as '(common stock capital (after deduction of deductions) + other basic capital + supplementary capital) ÷ risk weighted assets'.

The capital of common stock can be the first to make up for the loss of the financial holding company. The capital of common stock consists of capital stock, capital reserve, retained earnings and others, which will not be redeemed until the liquidation and will be redeemed at the last during the liquidation. Other basic capital consists of capital securities of a permanent nature that meet certain requirements. Complementary capital is capital that can compensate for losses of financial holding companies during liquidation, and consists of capital securities, etc. that meet certain requirements. The deduction items are those held by the Group as assets or capital items, but do not contribute to the ability to absorb losses. Unless otherwise noted, it will be deducted from common stock capital.

As of September 30, 2025, the Group maintains an adequate capital ratio in accordance with the BIS capital adequacy requirements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications.

If the market for a financial instrument is not active, such as OTC (Over-The-Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service. The Group uses its judgment to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period.

The fair value of financial instruments is determined by using valuation techniques; a method of using recent transactions between independent parties with reasonable judgment and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models. For example, the fair value of an interest rate swap is calculated as the present value of the expected future cash flows, and the fair value of foreign exchange forwarding contract is calculated by applying the public forward exchange rate at the end of the reporting period.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:


Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025
		Level 1	Level 2	Level 3	Total
Financial assets:
Due from banks measured at FVTPL	~~W~~	-	39,196	-	39,196
Loans at FVTPL		-	883,572	964,203	1,847,775
Securities at FVTPL:
Debt securities		13,601,447	39,684,962	17,054,967	70,341,376
Equity securities		2,406,949	352,159	1,487,681	4,246,789
Gold/silver deposits		970,009	-	-	970,009
		16,978,405	40,037,121	18,542,648	75,558,174
Derivative assets:
Trading		40,646	4,566,983	656,567	5,264,196
Hedging		-	540,425	-	540,425
		40,646	5,107,408	656,567	5,804,621
Securities measured at FVOCI:
Debt securities		35,782,137	62,162,857	9,140	97,954,134
Equity securities		963,231	-	871,565	1,834,796
		36,745,368	62,162,857	880,705	99,788,930
	~~W~~	53,764,419	108,230,154	21,044,123	183,038,696
Financial liabilities:
Financial liabilities measured at FVTPL:
Debt securities	~~W~~	702,618	-	-	702,618
Gold/silver deposits		1,083,119	-	-	1,083,119
		1,785,737	-	-	1,785,737
Financial liabilities designated at FVTPL
Derivatives-linked securities sold		-	267,525	6,229,589	6,497,114
Debt securities issued		-	301,296	-	301,296
		-	568,821	6,229,589	6,798,410
Derivative liabilities:
Trading		27,086	4,214,131	269,913	4,511,130
Hedging		-	655,150	134,967	790,117
		27,086	4,869,281	404,880	5,301,247
	~~W~~	1,812,823	5,438,102	6,634,469	13,885,394

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of September 30, 2025 and December 31, 2024 are as follows (continued):

		December 31, 2024
		Level 1	Level 2	Level 3	Total
Financial assets:
Due from banks measured at FVTPL	~~W~~	-	35,450	-	35,450
Loans at FVTPL		-	745,412	1,134,534	1,879,946
Securities at FVTPL:
Debt securities		11,870,768	39,052,189	16,082,867	67,005,824
Equity securities		1,618,125	64,277	1,414,926	3,097,328
Gold/silver deposits		128,297	-	-	128,297
		13,617,190	39,116,466	17,497,793	70,231,449
Derivative assets:
Trading		85,439	8,772,280	719,177	9,576,896
Hedging		-	702,361	-	702,361
		85,439	9,474,641	719,177	10,279,257
Securities measured at FVOCI:
Debt securities		35,984,894	56,031,316	-	92,016,210
Equity securities		866,968	-	922,191	1,789,159
		36,851,862	56,031,316	922,191	93,805,369
	~~W~~	50,554,491	105,403,285	20,273,695	176,231,471
Financial liabilities:
Financial liabilities measured at FVTPL:
Debt securities	~~W~~	357,841	-	-	357,841
Gold/silver deposits		597,058	-	-	597,058
		954,899	-	-	954,899
Financial liabilities designated at FVTPL
Derivatives-linked securities sold		-	819,919	7,139,257	7,959,176
Debt securities issued		-	261,299	-	261,299
		-	1,081,218	7,139,257	8,220,475
Derivative liabilities:
Trading		22,721	8,476,885	536,855	9,036,461
Hedging		-	814,374	207,697	1,022,071
		22,721	9,291,259	744,552	10,058,532
	~~W~~	977,620	10,372,477	7,883,809	19,233,906

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Classification of financial instruments as fair value level 3

The Group uses the value provided by external, independent, and qualified appraisers or the value from internal valuation models to determine the fair value of the Group's assets at the end of each reporting period. Changes in carrying amounts of financial instruments classified as Level 3 for the nine-month period ended September 30, 2025 and the year ended December 31, 2024 are as follows:

		September 30, 2025
		Financial asset at FVTPL	Securities at FVOCI	Financial liabilities designated at FVTPL	Held for trading		Held for hedging
					Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Beginning balance	~~W~~	18,632,327	922,191	(7,139,257)	719,177	(536,855)	-	(207,697)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the period (*1)		(100,391)	-	(190,059)	104,519	176,614	-	54,857
Recognized in other comprehensive income (loss) for the year		(295)	11,127	(2,525)	-	-	-	-
		(100,686)	11,127	(192,584)	104,519	176,614	-	54,857
Purchase		4,131,536	139	-	84,850	(23,955)	-	(13,580)
Issue		-	-	(4,026,873)	-	-	-	-
Settlement		(3,158,085)	(61,892)	5,129,125	(251,994)	114,283	-	31,453
Transfer to level3 (*2)		62,201	9,140	-	17	-	-	-
Transfer out of level3 (*2)		(60,442)	-	-	(2)	-	-	-
Ending balance	~~W~~	19,506,851	880,705	(6,229,589)	656,567	(269,913)	-	(134,967)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Classification of financial instruments as fair value level 3 (continued)

The Group uses the value provided by external, independent, and qualified appraisers or the value from internal valuation models to determine the fair value of the Group's assets at the end of each reporting period. Changes in carrying amounts of financial instruments classified as Level 3 for the nine-month period ended September 30, 2025 and the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
		Financial asset at FVTPL	Securities at FVOCI	Financial liabilities designated at FVTPL	Held for trading		Held for hedging
					Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Beginning balance	~~W~~	17,327,888	949,183	(6,725,252)	632,213	(783,587)	-	(224,195)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the period (*1)		355,895	-	(74,680)	64,091	(307,946)	-	16,498
Recognized in other comprehensive income (loss) for the year		3,287	(77,241)	(8,614)	-	-	-	-
		359,182	(77,241)	(83,294)	64,091	(307,946)	-	16,498
Purchase		7,120,860	55,431	-	1,318,715	(11,529)	-	-
Issue		-	-	(7,993,276)	-	-	-	-
Settlement		(5,798,938)	(5,153)	7,662,565	(1,299,773)	566,207	-	-
Transfer to level3 (*2)		17,407	-	-	3,931	-	-	-
Transfer out of level3 (*2)		(394,072)	(29)	-	-	-	-	-
Ending balance	~~W~~	18,632,327	922,191	(7,139,257)	719,177	(536,855)	-	(207,697)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Classification of financial instruments as fair value level 3 (continued)

(*1) Recognized profit or loss of the changes in carrying amount of financial instruments classified as Level 3 for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are included in the accounts of the consolidated statements of comprehensive income, of which the amounts and the related accounts are as follows:

		September 30, 2025
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of September 30
Net gain on financial assets at FVTPL	~~W~~	180,742	216,840
Net loss on financial liabilities designated at FVTPL		(190,059)	(83,140)
Net other operating income		54,857	62,712
	~~W~~	45,540	196,412

		December 31, 2024
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Net loss on financial assets at FVTPL	~~W~~	112,040	443,935
Net gain on financial liabilities designated at FVTPL		(74,680)	102,961
Net other operating expenses		16,498	16,497
	~~W~~	53,858	563,393

(*2) A transfer between levels occurred due to a change in the availability of observable market data for the financial instrument. The Group recognizes transfers between levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets

1
Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of September 30, 2025 and December 31, 2024 are as follows:

	September 30, 2025
Type of financial instrument	Valuation technique		Carrying value	Significant inputs
Assets
Financial assets at FVTPL
Debt securities	DCF, NAV, Option model (*)	~~W~~	40,607,730	Discount rate, interest rate, stock price, etc.
Equity securities	NAV, Option model (*)		352,159	Price of underlying assets such as stocks, bonds, etc.
			40,959,889
Derivative assets
Trading	Option model (*), Implied forward interest rate, DCF		4,566,983	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			540,425
			5,107,408
Securities at FVTPL
Debt securities	DCF, Option model (*)		62,162,857	Discount rate, interest rate, etc.
		~~W~~	108,230,154
Liabilities
Financial liabilities designated at FVTPL
Derivative-linked securities sold	Option model (*), NAV		267,525	Underlying asset price
Debt securities issued		~~W~~	301,296	Discount rate, volatility
			568,821
Derivative liabilities
Trading	Option model (*), Implied forward interest rate, DCF		4,214,131	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			655,150
			4,869,281
		~~W~~	5,438,102

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

1
Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of September 30, 2025 and December 31, 2024 are as follows (continued):

	December 31, 2024
Type of financial instrument	Valuation technique		Carrying value	Significant inputs
Assets
Financial assets at FVTPL
Debt securities	DCF, NAV, Option model (*)	~~W~~	39,833,051	Discount rate, interest rate, stock price and etc.
Equity securities	NAV		64,277	Price of underlying assets such as stocks, bonds, etc.
			39,897,328
Derivative assets
Trading	Option model (*), Implied forward interest rate, DCF		8,772,280	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			702,361
			9,474,641
Securities at FVTPL
Debt securities	DCF, Option model (*)		56,031,316	Discount rate, interest rate, etc.
		~~W~~	105,403,285
Liabilities
Financial liabilities designated at FVTPL
Derivative-linked securities sold	Option model (*), NAV		819,919	Underlying asset price
Debt securities issued		~~W~~	261,299	Discount rate, volatility
			1,081,218
Derivative liabilities
Trading	Option model (*), Implied forward interest rate, DCF		8,476,885	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			814,374
			9,291,259
		~~W~~	10,372,477

(*) Option models applied to measure fair value include the Black-Scholes model and Hull-White model, and methods such as Monte Carlo simulation are applied to some products depending on the product type.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

2
Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2025 and December 31, 2024 are as follows:

	September 30, 2025
Type of financial instrument	Valuation technique		Carrying value (*2)	Significant unobservable inputs	Range
Financial assets
Financial assets at FVTPL
Debt securities	DCF, NAV, Option model (*1), Income approach	~~W~~	18,019,170	The volatility of the underlying asset, Discount rate, Correlations, Growth rate, Interest rate volatility, Liquidation value	0.48~68.19% 3.87~12.98% 31.11~69.16% 0.00% 0.45~0.59% 0.00
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis, Comparable Transaction Price, DDM, Cost method		1,487,681	The volatility of the underlying asset, Discount rate, Growth rate, Interest rate volatility, Liquidation value	28.23~39.93% 2.53~45.00% 0.00% 0.45~0.59% 0.00
			19,506,851
Derivative assets
Equity and foreign exchange related	Option model (*1)		78,624	The volatility of the underlying asset and Correlations	13.26~31.64% 30.33~73.24%
Interest rates related			79,617	The volatility of the underlying asset and Correlations	0.48~1.57% -70.00~61.85%
Credit and commodity related			498,326	The volatility of the underlying asset, Correlations and Hazard Rate	31.68~32.11% 99.47~99.77% 0.04~9.51%
			656,567
Securities at FVOCI
Debt securities	Option model (*1)		9,140	Discount rate, and Interest rate volatility	6.23% 7.92%
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis		871,565	The volatility of the underlying asset, Discount rate, Growth rate, Interest rate volatility, Liquidation value	24.72% 4.23~16.50% -1.00~1.00% 0.45~0.59% 0.00

			880,705
		~~W~~	21,044,123

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

2
Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2025 and December 31, 2024 are as follows:

	September 30, 2025
Type of financial instrument	Valuation technique		Carrying value (*2)	Significant unobservable inputs	Range (%)
Financial liabilities
Financial liabilities designated at FVTPL
Equity related	Option model (*1)	~~W~~	6,229,589	The volatility of the underlying asset and Correlations	0.48~61.32% -70.00~82.07%
Derivative liabilities
Equity and foreign exchange related	Option model (*1)		36,426	The volatility of the underlying asset and Correlations	8.20~61.32% 17.07~82.07%
Interest rates related			286,903	The volatility of the underlying asset, Regression coefficient and Correlations	0.48~1.57% 0.29~1.82% -70.00~90.34%
Credit and commodity related			81,551	The volatility of the underlying asset, Correlations and Hazard Rate	0.67~32.11% -70.00~99.77% 0.11~9.51%
			404,880
		~~W~~	6,634,469

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

2
Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2025 and December 31, 2024 are as follows:

	December 31, 2024
Type of financial instrument	Valuation technique		Carrying Value (*2)	Significant unobservable inputs	Range
Financial assets
Financial assets at FVTPL
Debt securities, loans	DCF, NAV, Option model (*1), Income approach	~~W~~	17,217,401	The volatility of the underlying asset, Discount rate, Correlations Growth rate, and Liquidation Value	0.56~81.72% 2.74~11.07% 4.74~82.57% 0.00% 0.00%
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis, Comparable Transaction Price, Dividend discount model (DDM), Cost method		1,414,926	The volatility of the underlying asset, Discount rate, Growth rate And Interest rate volatility	25.58~53.67% 3.60~15.44% 0.00% 0.46~0.73%
			18,632,327
Derivative assets
Equity and foreign exchange related	Option model (*1)		125,445	The volatility of the underlying asset and Correlations	10.35~41.28% 41.60~73.24%
Interest rates related			85,141	The volatility of the underlying asset and Correlations	0.46~0.66% -38.28~69.59%
Credit and commodity related			508,591	The volatility of the underlying asset, Correlations and Hazard Rate	30.92~31.36% 99.88~99.96% 0.16~8.90%
			719,177

Securities at FVOCI
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis		922,191	The volatility of the underlying asset, Discount rate, Growth rate and Interest rate volatility	22.95% 4.75~14.03% -1.00~1.00% 0.41~67.91%

		~~W~~	20,273,695

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

2
Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2025 and December 31, 2024 are as follows:

	December 31, 2024
Type of financial instrument	Valuation technique		Carrying Value (*2)	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at FVTPL
Equity related	Option model (*1)	~~W~~	7,139,257	The volatility of the underlying asset and Correlations	0.46~57.68% -46.56~83.10%
Derivative liabilities
Equity and foreign exchange related	Option model (*1)		181,858	The volatility of the underlying asset and Correlations	7.86~57.68% -46.56~83.10%
Interest rates related			428,049	The volatility of the underlying asset, Regression coefficient and Correlations	0.46~1.09% 0.00~2.32% -38.28~90.34%
Credit and commodity related			134,645	The volatility of the underlying asset, Correlations and Hazard Rate	6.98% 0.00% 0.29~6.05%
			744,552
		~~W~~	7,883,809

(*1) The option pricing models used by the Group for valuation purposes include the Black-Scholes model, the Hull-White model, and Monte Carlo simulation, among others.

(*2) Valuation techniques and input variables are not disclosed for items whose carrying amounts are considered to approximate fair value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-4) Sensitivity for changing in unobservable inputs

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of September 30, 2025 and December 31, 2024.

		September 30, 2025
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1), (*2):
Financial assets at FVTPL	~~W~~	42,253	(38,776)
Derivative assets		13,972	(13,207)
Securities at FVOCI (*2)		62,930	(39,388)
	~~W~~	119,155	(91,371)
Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at FVTPL	~~W~~	14,793	(15,163)
Derivative liabilities		10,629	(10,951)
	~~W~~	25,422	(26,114)

		December 31, 2024
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1), (*2):
Financial assets at FVTPL	~~W~~	38,489	(33,351)
Derivative assets		14,813	(14,777)
Securities at FVOCI (*2)		74,482	(49,291)
	~~W~~	127,784	(97,419)
Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at FVTPL	~~W~~	19,782	(20,339)
Derivative liabilities		25,420	(21,955)
	~~W~~	45,202	(42,294)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%p) or correlations (-10~10%p), a significant unobservable input.

(*2) Fair value changes are calculated by increasing or decreasing the growth rate and discount rate, which are a significant unobservable inputs, from -1%p to 1%p.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost

ii-1) The method of calculating the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks

The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or overnight deposits of a short-term instrument. For this reason, the book value is used as a proxy for fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow using a discount rate that reflects the market interest rate and the credit risk of the borrower.
Securities

An external professional evaluation agency is used to calculate the valuation amount using the market information. The agency calculates the fair value based on active market prices, and DCF model is used to calculate the fair value if there is no quoted price.

Deposits and borrowings

The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The remaining liabilities and borrowings were calculated as fair value by discounting contractual cash flows at the market interest rate that reflects the residual risk.

Debt securities issued

Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that reflects the residual risk.

Investment contract liabilities

The book value of retirement pension contract reserves as prescribed by the Insurance Business Act and Insurance Business Supervision Regulations was used as a proxy for fair value because of the difficulty of calculating reliable expected cash flows.

Other financial assets and other financial liabilities

The carrying amount is measured at fair value for short-term and suspense accounts, such as spot exchange, inter-bank fund transfer, and domestic exchange of payments, and for the remaining financial instruments, the present value is calculated by discounting the contractual cash flows at the market interest rate that reflects the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-2) The carrying amount and the fair value of financial instruments measured at amortized cost as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025		December 31, 2024
		Carrying amount	Fair value	Carrying amount	Fair value
Assets:

Deposits measured at amortized cost (*)	~~W~~	44,517,620	44,470,188	38,228,750	38,159,135

Loans measured at amortized cost		458,895,705	462,406,567	449,295,238	452,724,752

Securities measured at amortized cost:
Government bonds		22,626,604	22,531,714	21,808,057	21,625,666
Financial institution bonds		2,170,303	2,193,127	3,787,661	3,828,599
Corporation bonds		6,875,990	6,885,499	7,720,281	7,694,086
		31,672,897	31,610,340	33,315,999	33,148,351

Other financial assets		44,587,090	44,940,600	23,116,960	23,469,322
	~~W~~	579,673,312	583,427,695	543,956,947	547,501,560
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	168,318,205	168,318,205	160,031,759	160,031,759
Time deposits		237,268,228	237,576,719	236,527,490	236,878,216
Certificate of deposits		13,148,812	13,158,437	10,409,701	10,481,318
Issued bill deposits		8,746,396	8,745,634	7,624,787	7,624,245
CMA deposits		5,345,327	5,345,327	4,451,561	4,451,561
Others		5,053,385	5,053,449	3,735,747	3,735,726
		437,880,353	438,197,771	422,781,045	423,202,825
Borrowing debts:
Call-money		1,392,431	1,392,431	1,197,823	1,197,823
Bills sold		11,039	10,984	8,872	8,831
Bonds sold under repurchase agreements		12,759,946	12,759,946	11,542,956	11,542,956
Borrowings		37,800,630	37,879,463	37,170,722	37,236,104
		51,964,046	52,042,824	49,920,373	49,985,714
Debt securities issued:
Borrowings in Korean won		73,555,435	73,829,002	75,106,885	75,610,971
Borrowings in foreign currency		18,130,747	18,318,417	18,658,969	18,759,433
		91,686,182	92,147,419	93,765,854	94,370,404

Investment contract liabilities		772,528	772,528	1,165,022	1,165,022

Other financial liabilities		70,027,234	69,986,071	39,472,400	39,429,575
	~~W~~	652,330,343	653,146,613	607,104,694	608,153,540

(*) Cash is not included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair value as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost (*)	~~W~~	597,006	43,873,182	-	44,470,188

Loans measured at amortized cost		-	1,049,341	461,357,226	462,406,567

Securities measured at amortized cost:
Government bonds		11,034,050	11,497,664	-	22,531,714
Financial institution bonds		80,697	2,112,430	-	2,193,127
Corporation bonds		-	6,885,499	-	6,885,499
		11,114,747	20,495,593	-	31,610,340

Other financial assets		-	31,848,986	13,091,614	44,940,600
	~~W~~	11,711,753	97,267,102	474,448,840	583,427,695
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	-	168,318,205	-	168,318,205
Time deposits		-	-	237,576,719	237,576,719
Certificate of deposit		-	-	13,158,437	13,158,437
Issued bill deposit		-	-	8,745,634	8,745,634
CMA deposits		-	5,345,327	-	5,345,327
Other		-	4,980,318	73,131	5,053,449
		-	178,643,850	259,553,921	438,197,771
Borrowing debts:
Call-money		-	1,392,431	-	1,392,431
Bills sold		-	-	10,984	10,984
Bonds sold under repurchase agreements		-	-	12,759,946	12,759,946
Borrowings		-	9,914	37,869,549	37,879,463
		-	1,402,345	50,640,479	52,042,824
Debt securities issued:
Borrowings in won		-	40,321,655	33,507,347	73,829,002
Borrowings in foreign currency		-	12,070,539	6,247,878	18,318,417
		-	52,392,194	39,755,225	92,147,419

Investment contract liabilities		-	-	772,528	772,528

Other financial liabilities		-	35,348,611	34,637,460	69,986,071
	~~W~~	-	267,787,000	385,359,613	653,146,613

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair value as of September 30, 2025 and December 31, 2024 are as follows (continued):

		December 31, 2024
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost (*)	~~W~~	537,760	37,621,375	-	38,159,135

Loans measured at amortized cost		-	965,455	451,759,297	452,724,752

Securities measured at amortized cost:
Government bonds		11,292,066	10,333,600	-	21,625,666
Financial institution bonds		331,421	3,497,178	-	3,828,599
Corporation bonds		-	7,694,086	-	7,694,086
		11,623,487	21,524,864	-	33,148,351

Other financial assets		-	13,474,763	9,994,559	23,469,322
	~~W~~	12,161,247	73,586,457	461,753,856	547,501,560
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	-	160,031,759	-	160,031,759
Time deposits		-	-	236,878,216	236,878,216
Certificate of deposit		-	-	10,481,318	10,481,318
Issued bill deposit		-	-	7,624,245	7,624,245
CMA deposits		-	4,451,561	-	4,451,561
Other		-	3,694,921	40,805	3,735,726
		-	168,178,241	255,024,584	423,202,825
Borrowing debts:
Call-money		-	1,197,823	-	1,197,823
Bills sold		-	-	8,831	8,831
Bonds sold under repurchase agreements		-	-	11,542,956	11,542,956
Borrowings		-	19,922	37,216,182	37,236,104
		-	1,217,745	48,767,969	49,985,714
Debt securities issued:
Borrowings in won		-	43,460,315	32,150,656	75,610,971
Borrowings in foreign currency		-	12,899,498	5,859,935	18,759,433
		-	56,359,813	38,010,591	94,370,404

Investment contract liabilities		-	-	1,165,022	1,165,022

Other financial liabilities		-	10,428,026	29,001,549	39,429,575
	~~W~~	-	236,183,825	371,969,715	608,153,540

(*) Cash is not included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4(f) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025
		Financial assets at FVTPL	Financial assets at FVOCI	Financial assets at amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	47,218,057	-	47,218,057
Due from banks at FVTPL		39,196	-	-	-	39,196
Securities at FVTPL		75,558,174	-	-	-	75,558,174
Derivatives assets		5,264,196	-	-	540,425	5,804,621
Loans at FVTPL		1,847,775	-	-	-	1,847,775
Loans at amortized cost		-	-	458,895,705	-	458,895,705
Securities at FVOCI		-	99,788,930	-	-	99,788,930
Securities at amortized cost		-	-	31,672,897	-	31,672,897
Others		-	-	44,587,090	-	44,587,090
	~~W~~	82,709,341	99,788,930	582,373,749	540,425	765,412,445

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2025 and December 31, 2024 are as follows (continued):

		September 30, 2025
		Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	437,880,353	-	437,880,353
Financial liabilities at FVTPL		1,785,737	-	-	-	1,785,737
Financial liabilities designated at FVTPL		-	6,798,410	-	-	6,798,410
Derivatives liabilities		4,511,131	-	-	790,116	5,301,247
Borrowings		-	-	51,964,046	-	51,964,046
Debt securities issued		-	-	91,686,182	-	91,686,182
Investment contract liabilities		-	-	772,528	-	772,528
Others		-	-	70,027,234	-	70,027,234
	~~W~~	6,296,868	6,798,410	652,330,343	790,116	666,215,737

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2025 and December 31, 2024 are as follows (continued):

		December 31, 2024
		Financial assets at FVTPL	Financial assets at FVOCI	Financial assets at amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	40,525,712	-	40,525,712
Due from banks at FVTPL		35,450	-	-	-	35,450
Securities at FVTPL		70,231,449	-	-	-	70,231,449
Derivatives assets		9,576,896	-	-	702,361	10,279,257
Loans at FVTPL		1,879,946	-	-	-	1,879,946
Loans at amortized cost		-	-	449,295,238	-	449,295,238
Securities at FVOCI		-	93,805,369	-	-	93,805,369
Securities at amortized cost		-	-	33,315,999	-	33,315,999
Others		-	-	23,116,960	-	23,116,960
	~~W~~	81,723,741	93,805,369	546,253,909	702,361	722,485,380

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2025 and December 31, 2024 are as follows (continued):

		December 31, 2024
		Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	422,781,045	-	422,781,045
Financial liabilities at FVTPL		954,899	-	-	-	954,899
Financial liabilities designated at FVTPL		-	8,220,475	-	-	8,220,475
Derivatives liabilities		9,036,461	-	-	1,022,071	10,058,532
Borrowings		-	-	49,920,373	-	49,920,373
Debt securities issued		-	-	93,765,854	-	93,765,854
Investment contract liabilities		-	-	1,165,022	-	1,165,022
Others		-	-	39,472,400	-	39,472,400
	~~W~~	9,991,360	8,220,475	607,104,694	1,022,071	626,338,600

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

5. Changes in subsidiaries

(a) There are no major subsidiaries included in or excluded from the consolidated financial statements during the nine-month period ended September 30, 2025.

(b) The major subsidiaries that were excluded from the consolidated financial statements during the year ended December 31, 2024 are as follows:

	Company	Description
Excluded	Shinhan AI Co., Ltd.	Liquidation
	PT Shinhan Asset Management Indonesia	Disposal
	SHINHAN ASSET MGT HK, LIMITED	Liquidation

(*) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

6. Operating segments

(a) Segment information

The general descriptions by operating segments as of September 30, 2025 are as follows:

Segment	Description
Banking	Credit to customers, lending to and receiving deposits from customers, and its accompanying work
Credit card	Sales of credit cards, short-term and long-term card loan services, installment financing, lease and accompanying work
Securities	Securities trading, consignment trading, underwriting and its accompanying work
Insurance	Life insurance business, decapitalize insurance business and its accompanying work
Credit	Facility rental, new technology business financing, others and its accompanying work
Others	Business segments that do not belong to the above segments, such as real estate trust, investment advisory services, venture business investment and other remaining businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

6. Operating segments (continued)

(b) The operating profit and net income for the nine-month periods ended September 30, 2025 and 2024, by operating segment, are as follows:

		September 30, 2025
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net interest income (expense)	~~W~~	6,894,788	1,457,627	425,394	(106,919)	76,892	60,028	(141,417)	8,666,393
Net fees and commission income (expense)		821,759	591,355	483,915	(5,108)	18,023	277,529	20,708	2,208,181
Provision for credit loss allowance		(547,992)	(669,580)	(74,462)	(1,100)	(136,189)	(57,877)	(903)	(1,488,103)
General and administrative expenses		(2,851,995)	(662,365)	(579,537)	(138,142)	(48,124)	(318,261)	180,144	(4,418,280)
Other operating income (expense)		(20,104)	(119,885)	207,314	925,090	156,817	153,104	(357,433)	944,903
Operating income (expense)		4,296,456	597,152	462,624	673,821	67,419	114,523	(298,901)	5,913,094
Equity method income (expense)		(97)	(2,835)	40,864	(1,715)	50,644	676	48,793	136,330
Income tax expense (benefit)		1,034,308	142,975	120,151	172,796	24,852	(1,776)	(11,471)	1,481,835
Profit (loss) for the period	~~W~~	3,288,389	463,921	359,357	487,294	91,972	118,669	(263,132)	4,546,470
Controlling interest	~~W~~	3,287,795	460,935	359,364	487,294	91,972	118,669	(345,086)	4,460,943
Non-controlling interests		594	2,986	(7)	-	-	-	81,954	85,527

		September 30, 2024
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net interest income (expense)	~~W~~	6,718,577	1,440,420	415,663	(107,278)	115,616	69,889	(160,187)	8,492,700
Net fees and commission income (expense)		666,694	736,181	417,337	(2,759)	15,373	257,926	19,124	2,109,876
Provision for credit loss allowance		(346,522)	(618,291)	(53,837)	(5,522)	(81,740)	(293,579)	(248)	(1,399,739)
General and administrative expenses		(2,770,152)	(618,989)	(578,742)	(146,838)	(45,866)	(328,732)	156,224	(4,333,095)
Other operating income (expense)		(108,779)	(135,946)	174,165	892,679	161,038	373,831	(436,054)	920,934
Operating income (expense)		4,159,818	803,375	374,586	630,282	164,421	79,335	(421,141)	5,790,676
Equity method income (expense)		11,322	(4,072)	(8,529)	(180)	29,834	2,332	(53,506)	(22,799)
Income tax expense (benefit)		873,949	188,780	73,199	172,626	39,431	20,988	(65,925)	1,303,048
Profit (loss) for the period	~~W~~	3,039,218	628,482	248,838	453,117	152,626	(39,126)	(358,891)	4,124,264
Controlling interest	~~W~~	3,038,758	626,129	248,833	453,117	152,626	(39,126)	(436,258)	4,044,079
Non-controlling interests		460	2,353	5	-	-	-	77,367	80,185

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

6. Operating segments (continued)

(c) Interest gains and losses from external customers by segment and cross-sector interest gains and losses for the nine-month periods ended September 30, 2025 and 2024 are as follows:

		September 30, 2025
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	6,893,808	1,496,300	440,502	(102,549)	90,289	3,882	(155,839)	8,666,393
Internal transactions		980	(38,673)	(15,108)	(4,370)	(13,397)	56,146	14,422	-
	~~W~~	6,894,788	1,457,627	425,394	(106,919)	76,892	60,028	(141,417)	8,666,393

		September 30, 2024
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	6,718,504	1,487,536	429,019	(108,503)	136,012	885	(170,753)	8,492,700
Internal transactions		73	(47,116)	(13,356)	1,225	(20,396)	69,004	10,566	-
	~~W~~	6,718,577	1,440,420	415,663	(107,278)	115,616	69,889	(160,187)	8,492,700

(*) Consolidated adjustment to net interest income(expense) from external customers is from the securities and others which were measured at fair values as a part of business combination accounting.

(d) The following tables provide information of net fees and commission income (expense) of each operating segment for the nine-month periods ended September 30, 2025 and 2024.

		September 30, 2025
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income (loss) from:
External customers	~~W~~	852,888	630,969	488,632	2,263	17,391	216,038	-	2,208,181
Internal transactions		(31,129)	(39,614)	(4,717)	(7,371)	632	61,491	20,708	-
	~~W~~	821,759	591,355	483,915	(5,108)	18,023	277,529	20,708	2,208,181

		September 30, 2024
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income (loss) from:
External customers	~~W~~	698,506	774,610	421,635	2,905	14,189	198,031	-	2,109,876
Internal transactions		(31,812)	(38,429)	(4,298)	(5,664)	1,184	59,895	19,124	-
	~~W~~	666,694	736,181	417,337	(2,759)	15,373	257,926	19,124	2,109,876

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

7. Cash and due from banks at amortized cost

(a) Restricted due from banks in accordance with Related Regulations or Acts as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025	December 31, 2024	Related Regulations or Acts
Deposits denominated in Korean won:
Reserve deposits	~~W~~	20,590,753	11,594,266	Article 55 of the Bank of Korea Act
Other		1,429,091	1,978,415	Article 74 of the Capital Markets and Financial Investment Business Act, etc.
		22,019,844	13,572,681

Deposits denominated in foreign currency		4,107,859	11,046,189	Articles of the Bank of Korea Act, New York State Banking Act, derivatives related, etc.
	~~W~~	26,127,703	24,618,870

(b) The details of early redemptions of due from banks at amortized cost for the nine-month period ended September 30, 2025 are as follows:

		September 30, 2025
		Carrying amount (*1)	Gain (loss) on redemption (*2)

Installment savings deposits	~~W~~	137,975	1,639

(*1) The carrying amount includes accrued interest of ~~W~~ 62,550 million.

(*2) The installment savings deposits were redeemed early upon the issuer’s request.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

8. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025	December 31, 2024
Debt instruments:
Governments	~~W~~	9,671,179	8,983,699
Financial institutions		8,952,290	11,127,785
Corporations		14,217,149	12,579,941
Stocks with put option		634,990	691,684
Equity investment with put option		5,712,515	5,483,075
Beneficiary certificates		16,421,757	14,414,681
Commercial papers		7,671,068	9,270,928
CMA		3,727,049	1,613,961
Others (*)		3,333,379	2,840,070
		70,341,376	67,005,824

Equity instruments:
Stocks		3,833,417	2,954,653
Equity investment		4,791	6,680
Others		408,581	135,995
		4,246,789	3,097,328

Gold/silver deposits		970,009	128,297
	~~W~~	75,558,174	70,231,449
Other:
Loans at FVTPL	~~W~~	1,847,775	1,879,946
Due from banks at FVTPL		39,196	35,450
	~~W~~	77,445,145	72,146,845

(*) As of September 30, 2025 and December 31, 2024, restricted reserve for claims of customers’ deposits (trusts) are ~~W~~ 2,717,945 million and ~~W~~ 1,731,224 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

9. Derivatives

(a) The notional amounts of derivatives outstanding as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025	December 31, 2024
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	185,340,361	167,805,176
Currency swaps		64,288,420	59,641,567
Currency options		2,648,021	2,182,530
		252,276,802	229,629,273
Exchange traded:
Currency futures		1,857,041	1,534,764
		254,133,843	231,164,037
Interest rates related:
Over the counter:
Interest rate forwards and swaps		61,645,819	57,169,341
Interest rate options		926,000	825,057
		62,571,819	57,994,398
Exchange traded:
Interest rate futures		5,227,804	4,875,687
Interest rate swaps (*)		155,158,957	142,194,805
		160,386,761	147,070,492
		222,958,580	205,064,890
Credit related:
Over the counter:
Credit swaps		4,685,822	4,231,106
Total return swaps		785,189	809,987
		5,471,011	5,041,093
Equity related:
Over the counter:
Equity swaps and forwards		3,873,003	5,975,657
Equity options		1,748,033	2,923,962
		5,621,036	8,899,619
Exchange traded:
Equity futures		1,167,806	1,600,342
Equity options		539,121	452,322
		1,706,927	2,052,664
		7,327,963	10,952,283
Commodity related:
Over the counter:
Commodity swaps and forwards		2,375,174	2,121,686
Exchange traded:
Commodity futures and options		136,612	172,899
		2,511,786	2,294,585
Hedge:
Currency forwards		2,262,539	4,345,149
Currency swaps		8,896,165	7,993,851
Interest rate forwards and swaps		13,138,717	13,219,417
Equity options		11,750	18,750
		24,309,171	25,577,167
	~~W~~	516,712,354	480,094,055

(*) The notional amounts of derivatives outstanding to be settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

9. Derivatives (continued)

(b) Fair values of derivative instruments as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025		December 31, 2024
		Assets	Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	2,593,525	1,776,091	5,731,971	3,887,398
Currency swaps		1,392,995	1,801,739	2,299,084	3,823,249
Currency options		3,162	8,010	24,230	25,700
		3,989,682	3,585,840	8,055,285	7,736,347
Exchange traded:
Currency futures		368	268	1,527	828
		3,990,050	3,586,108	8,056,812	7,737,175
Interest rates related:
Over the counter:
Interest rate forwards and swaps		637,915	721,737	734,284	859,402
Interest rate options		-	30,159	1,157	28,907
		637,915	751,896	735,441	888,309
Exchange traded:
Interest rate futures		1,178	1,215	2,929	675
		639,093	753,111	738,370	888,984
Credit related:
Over the counter:
Credit swaps		34,827	6,968	40,325	5,208
Total return swaps		460,663	6,902	467,352	4,556
		495,490	13,870	507,677	9,764
Equity related:
Over the counter:
Equity swap and forwards		92,104	47,678	96,841	137,399
Equity options		4,243	17,077	95,173	112,088
		96,347	64,755	192,014	249,487
Exchange traded:
Equity futures		4,366	11,004	1,228	13,302
Equity options		28,548	12,909	66,177	4,274
		32,914	23,913	67,405	17,576
		129,261	88,668	259,419	267,063
Commodity related:
Over the counter:
Commodity swaps and forwards		4,117	67,682	914	129,833
Exchange traded:
Commodity futures and options		6,185	1,691	13,704	3,642
		10,302	69,373	14,618	133,475
Hedge:
Currency forwards		5,061	117,517	12,100	213,015
Currency swaps		396,851	227,553	539,015	181,413
Interest rate forwards and swaps		138,513	443,813	151,246	623,702
Equity options		-	1,234	-	3,941
		540,425	790,117	702,361	1,022,071
	~~W~~	5,804,621	5,301,247	10,279,257	10,058,532

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

9. Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the nine-month periods ended September 30, 2025 and 2024 are as follows:

		September 30, 2025		September 30, 2024
		Three- month	Nine- month	Three- month	Nine- month
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	814,544	(226,448)	(591,632)	249,713
Currency swaps		(809,992)	535,866	734,798	(72,587)
Currency options		6,398	4,695	64	2,478
		10,950	314,113	143,230	179,604
Exchange traded:
Currency futures		(4,368)	100	270	323
		6,582	314,213	143,500	179,927
Interest rates related:
Over the counter:
Interest rate forwards and swaps		9,847	63,658	(34,994)	48,801
Interest rate options		4,738	1,890	436	473
		14,585	65,548	(34,558)	49,274
Exchange traded:
Interest rate futures, etc.		(359)	(605)	324	(2,249)
		14,226	64,943	(34,234)	47,025
Credit related:
Over the counter:
Credit swaps		714	(9,341)	(2,352)	(358)
Total return swaps		(9,428)	9,182	23,108	31,655
		(8,714)	(159)	20,756	31,297
Equity related:
Over the counter:
Equity swap and forwards		(74,704)	107,166	(45,559)	(3,143)
Equity options		640	1,110	(97,488)	(61,050)
		(74,064)	108,276	(143,047)	(64,193)
Exchange traded:
Equity futures		(9,489)	(6,441)	25,887	3,487
Equity options		(8,006)	(5,480)	(4,185)	(655)
		(17,495)	(11,921)	21,702	2,832
		(91,559)	96,355	(121,345)	(61,361)
Commodity related:
Over the counter:
Commodity swaps and forwards		26,187	60,313	37,609	28,045

Exchange traded:
Commodity futures and options		9,088	4,494	26,893	17,388
		35,275	64,807	64,502	45,433
Hedge:		(26,391)	(25,089)	235,194	144,279
	~~W~~	(70,581)	515,070	308,373	386,600

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

9. Derivatives (continued)

(d) The notional amounts and the average hedge ratios for hedging instruments as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	1,641,581	2,887,162	2,492,646	1,137,281	847,924	4,132,124	13,138,718
Average price condition (*1):		2.85%	4.08%	4.43%	4.33%	3.40%	3.36%	3.74%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk (*2):
Nominal values:		2,498,130	3,619,267	2,202,266	3,108,799	903,937	693,757	13,026,156
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Other price risk (*3):
Nominal values:		-	11,750	-	-	-	-	11,750
Average hedge ratio:		-	100%	-	-	-	-	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M USD LIBOR, 3M Euribor, 3M AUD Bond, and 3M JPY Term TONAR.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,309.18, JPY/KRW 9.05, EUR/KRW 1,488.87, GBP/KRW 1,571.63, AUD/KRW 896.37, CAD/KRW 999.37, and SEK/KRW 131.64.

(*3) The equity option, which has an exercise price of ~~W~~ 324,027

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

9. Derivatives (continued)

(d) The notional amounts and the average hedge ratios for hedging instruments as of September 30, 2025 and December 31, 2024 are as follows (continued):

		December 31, 2024
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	910,440	2,621,365	1,943,818	2,350,027	1,161,927	4,231,840	13,219,417
Average price condition (*1):		3.43%	3.07%	4.08%	4.82%	4.17%	3.60%	3.82%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk (*2):
Nominal values:		4,319,632	2,421,806	3,072,483	2,870,442	1,059,147	447,703	14,191,213
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Other price risk (*3):
Nominal values:		-	-	18,750	-	-	-	18,750
Average hedge ratio:		-	-	100%	-	-	-	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,280.52, JPY/KRW 9.25, EUR/KRW 1,402.37, GBP/KRW 1,561.57, AUD/KRW 892.94, CAD/KRW 991.06, CNY/KRW 189.50, and SEK/KRW 127.54.

(*3) The equity option, which has an exercise price of ~~W~~ 324,027.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost

(a) Details of securities at FVOCI and securities at amortized cost as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025	December 31, 2024
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	42,528,389	42,463,118
Financial institutions bonds		32,759,189	25,983,405
Corporate bonds and others		22,666,556	23,569,687
		97,954,134	92,016,210
Equity securities (*):
Stocks		1,719,301	1,594,019
Equity investments		750	4,367
Others		114,745	190,773
		1,834,796	1,789,159
		99,788,930	93,805,369
Securities at amortized cost:
Debt securities:
Government bonds		22,626,604	21,808,057
Financial institutions bonds		2,170,303	3,787,661
Corporate bonds and others		6,875,990	7,720,281
		31,672,897	33,315,999
	~~W~~	131,461,827	127,121,368

(*) The equity securities are designated as FVOCI since the Group exercised FVOCI option for these securities required to possess in accordance with certain regulations.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

		September 30, 2025
		Debt securities at FVOCI			Debt securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses	Total	12-month expected credit losses	Lifetime expected credit losses	Total

Beginning balance	~~W~~	91,955,452	60,758	92,016,210	33,322,543	3,644	33,326,187
Transfer (from) to 12-month expected credit losses		5,276	(5,276)	-	-	-	-
Transfer (from) to lifetime expected credit losses		(7,310)	7,310	-	-	-	-
Net increase and decrease (*)		5,968,645	(30,721)	5,937,924	(1,640,261)	(3,644)	(1,643,905)
Ending balance	~~W~~	97,922,063	32,071	97,954,134	31,682,282	-	31,682,282

		December 31, 2024
		Debt securities at FVOCI			Debt securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses	Total	12-month expected credit losses	Lifetime expected credit losses	Total

Beginning balance	~~W~~	88,545,051	91,949	88,637,000	35,690,387	7,523	35,697,910
Transfer (from) to 12-month expected credit losses		3,798	(3,798)	-	-	-	-
Transfer (from) to lifetime expected credit losses		-	-	-	-	-	-
Net increase and decrease (*)		3,406,603	(27,393)	3,379,210	(2,367,844)	(3,879)	(2,371,723)
Ending balance	~~W~~	91,955,452	60,758	92,016,210	33,322,543	3,644	33,326,187

(*) Included the effects from changes in purchase, disposal, repayment, valuation, changes in foreign exchange rate and amortization of fair value adjustments recognized through business combination accountings and the others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and debt securities at amortized cost for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

		September 30, 2025
		Debt securities at FVOCI			Debt securities at amortized cost
		12-months expected credit losses	Lifetime expected credit losses	Total	12-months expected credit losses	Lifetime expected credit losses	Total

Beginning balance	~~W~~	38,250	96	38,346	10,137	51	10,188
Transfer (from)to 12-month expected credit losses		17	(17)	-	-	-	-
Transfer (from)to lifetime expected credit losses		(8)	8	-	-	-	-
Provision (Reversal)		5,918	74	5,992	(345)	(47)	(392)
Disposal and others (*)		(3,779)	(2)	(3,781)	(407)	(4)	(411)
Ending balance	~~W~~	40,398	159	40,557	9,385	-	9,385

		December 31, 2024
		Debt securities at FVOCI			Debt securities at amortized cost
		12-months expected credit losses	Lifetime expected credit losses	Total	12-months expected credit losses	Lifetime expected credit losses	Total

Beginning balance	~~W~~	41,568	909	42,477	11,283	140	11,423
Transfer (from) to 12-month expected credit losses		14	(14)	-	-	-	-
Transfer (from) to lifetime expected credit losses		-	-	-	-	-	-
Provision (Reversal)		(2,279)	(420)	(2,699)	(1,515)	(97)	(1,612)
Disposal and others (*)		(1,053)	(379)	(1,432)	369	8	377
Ending balance	~~W~~	38,250	96	38,346	10,137	51	10,188

(*) Included the effects from changes in debt restructuring, debt-to-equity swaps, foreign exchange rate and the others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the nine-month periods ended September 30, 2025 and 2024 are as follows:

		September 30, 2025		September 30, 2024
		Three-month	Nine-month	Three-month	Nine-month
Gain on disposal of securities at FVOCI	~~W~~	80,814	268,108	94,543	167,161
Loss on disposal of securities at FVOCI		(21,218)	(62,506)	(55,750)	(101,088)
Gain on disposal of securities at amortized cost (*)		1	2	-	-
Loss on disposal of securities at amortized cost (*)		(7)	(46)	(23,133)	(23,137)
	~~W~~	59,590	205,558	15,660	42,936

(*) The reason for the disposal of securities at amortized cost is the exercise of the issuers’ exercise of early redemption options and others.

(e) Income or loss on equity securities at fair value through other comprehensive income

The Group recognized dividends, amounting to ~~W~~ 61,415 million and ~~W~~ 76,400 million, related to equity securities designated at fair value through other comprehensive income for the nine-month periods ended September 30, 2025 and 2024, respectively.

The details of disposal of equity securities designated at fair value through other comprehensive income for the nine-month periods ended September 30, 2025 and 2024 are as follows:

		Fair value at the date of disposal		Cumulative net gain (loss) at the time of disposal
		September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Stocks (*)	~~W~~	145,039	81,207	6,736	473
Contingent convertible bonds		1,687	-	11	-
	~~W~~	146,726	81,207	6,747	473

(*) The reason for the disposal of stocks at fair value through other comprehensive income is the disposal of stocks acquired through debt-to-equity swaps, among others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

11. Loans at amortized cost, etc.

(a) The composition of loans at amortized cost by customer as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025	December 31, 2024
Retail loans	~~W~~	173,447,585	166,140,123
Corporate loans (*)		253,758,421	251,011,516
Public and other loans		4,628,833	5,253,071
Loans between banks		2,453,025	1,946,442
Credit card receivables		28,265,728	28,894,371
		462,553,592	453,245,523
Discount		(27,584)	(29,923)
Deferred loan origination costs		728,322	645,569
		463,254,330	453,861,169
Less: Allowance for credit loss		(4,358,625)	(4,565,931)
	~~W~~	458,895,705	449,295,238

(*) Includes SOHO loans.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

11. Loans at amortized cost, etc. (continued)

(b) Changes in carrying value of loans at amortized cost, etc. for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

		September 30, 2025
		Loans at amortized cost			Due from banks at amortized cost and other financial assets			Total
		12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset

Beginning balance	~~W~~	384,078,752	66,060,111	3,722,306	61,488,945	235,252	217,158	515,802,524
Transfer (from) to 12-months expected credit losses		17,468,007	(17,330,834)	(137,173)	34,400	(33,001)	(1,399)	-
Transfer (from) to lifetime expected credit losses		(23,226,239)	23,362,906	(136,667)	(51,957)	52,541	(584)	-
Transfer (from) to credit- impaired financial assets		(1,116,725)	(1,389,081)	2,505,806	(3,789)	(13,843)	17,632	-
Net increase and decrease (*1)		14,553,958	(3,098,576)	665,310	27,798,329	(22,475)	28,261	39,924,807
Charge-off (*2)		-	-	(1,409,029)	-	-	(73,906)	(1,482,935)
Disposal		(10,000)	(30,433)	(1,278,069)	-	(984)	(3,736)	(1,323,222)
Ending balance	~~W~~	391,747,753	67,574,093	3,932,484	89,265,928	217,490	183,426	552,921,174

(*1) The amount is due to executions, collections and restructuring of debts, debt-to-equity swaps, changes in exchange rate, etc.

(*2) The contractual uncollected amount (principal and interest) of loans that have been written off but are still subject to recovery activities as of September 30, 2025 is ~~W~~ 10,876,212 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

11. Loans at amortized cost, etc. (continued)

(b) Changes in carrying value of loans at amortized cost, etc. for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
		Loans at amortized cost			Due from banks at amortized cost and other financial assets			Total
		12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset

Beginning balance	~~W~~	356,983,353	56,073,735	3,012,944	59,409,121	245,916	167,788	475,892,857
Transfer (from) to 12-months expected credit losses		11,871,293	(11,791,179)	(80,114)	34,752	(34,626)	(126)	-
Transfer (from) to lifetime expected credit losses		(21,881,980)	21,982,522	(100,542)	(62,021)	62,091	(70)	-
Transfer (from) to credit- impaired financial assets		(922,912)	(915,624)	1,838,536	(8,949)	(21,143)	30,092	-
Net increase and decrease (*1)		38,062,146	903,773	1,925,720	2,116,517	(10,556)	205,387	43,202,987
Charge-off (*2)		-	-	(1,536,101)	-	-	(61,157)	(1,597,258)
Disposal		(33,148)	(193,116)	(1,338,137)	(475)	(6,430)	(124,756)	(1,696,062)
Ending balance	~~W~~	384,078,752	66,060,111	3,722,306	61,488,945	235,252	217,158	515,802,524

(*1) The amount is due to executions, collections and restructuring of debts, debt-to-equity swaps, changes in exchange rate, etc.

(*2) The contractual uncollected amount (principal and interest) of loans that have been written off but are still subject to recovery activities as of December 31, 2024 is ~~W~~ 10,268,898 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

11. Loans at amortized cost, etc. (continued)

(c) Changes in allowances for credit loss

Changes in allowance for credit loss of loans at amortized cost, etc. for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

		September 30, 2025
		Loans at amortized cost			Due from banks at amortized cost and other financial assets			Total
		12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset

Beginning balance	~~W~~	1,270,300	1,531,751	1,763,880	394,484	14,752	186,410	5,161,577
Transfer (from) to 12-months expected credit losses		304,104	(275,699)	(28,405)	937	(890)	(47)	-
Transfer (from) to lifetime expected credit losses		(132,724)	169,807	(37,083)	(831)	873	(42)	-
Transfer (from) to credit- impaired financial assets		(191,077)	(383,654)	574,731	(203)	(3,874)	4,077	-
Provision (reversal)		(73,127)	444,000	1,140,181	7,172	(735)	49,628	1,567,119
Charge-off		-	-	(1,409,029)	-	-	(73,906)	(1,482,935)
Amortization of discount		-	-	(29,734)	-	-	-	(29,734)
Disposal		-	(1,519)	(487,881)	-	(37)	(3,366)	(492,803)
Recovery of written-off loans		-	-	244,392	-	-	1,960	246,352
Others (*)		(15,151)	(12,415)	(7,023)	(1,052)	(9)	(13,160)	(48,810)
Ending balance	~~W~~	1,162,325	1,472,271	1,724,029	400,507	10,080	151,554	4,920,766

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

11. Loans at amortized cost, etc. (continued)

(c) Changes in allowance for credit loss of loans at amortized cost, etc. for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as (continued):

		December 31, 2024
		Loans at amortized cost			Due from banks at amortized cost and other financial assets			Total
		12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset

Beginning balance	~~W~~	1,275,974	1,672,926	1,381,570	332,951	15,650	137,968	4,817,039
Transfer (from) to 12-months expected credit losses		206,803	(201,876)	(4,927)	1,262	(1,229)	(33)	-
Transfer (from) to lifetime expected credit losses		(124,779)	158,247	(33,468)	(5,414)	5,441	(27)	-
Transfer (from) to credit- impaired financial assets		(24,287)	(110,430)	134,717	(178)	(5,715)	5,893	-
Provision (reversal)		(70,604)	22,354	1,910,263	175	629	112,858	1,975,675
Charge-off		-	-	(1,536,101)	-	-	(61,157)	(1,597,258)
Amortization of discount		-	-	(35,031)	-	-	-	(35,031)
Disposal		(2,946)	(19,609)	(402,283)	(1)	(38)	(15,028)	(439,905)
Recovery of written-off loans		-	-	361,038	-	-	3,292	364,330
Others (*)		10,139	10,139	(11,898)	65,689	14	2,644	76,727
Ending balance	~~W~~	1,270,300	1,531,751	1,763,880	394,484	14,752	186,410	5,161,577

(*) Other changes are due to debt restructuring, debt-to-equity swaps and changes in foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates

(a) Investments in associates as of September 30, 2025 and December 31, 2024 are as follows:

Investees	Country	Reporting Date	Ownership (%)
			September 30, 2025	December 31, 2024
BNP Paribas Cardif Life Insurance (*1), (*7)	Korea	June 30, 2025	14.99	14.99
Shinhan-Neoplux Energy Newbiz Fund	Korea	September 30, 2025	31.66	31.66
Shinhan-Albatross tech investment Fund (*1)	Korea	August 31, 2025	50.00	50.00
VOGO Debt Strategy Qualified IV Private	Korea	September 30, 2025	20.00	20.00
Shinhan-Midas Donga Secondary Fund	Korea	September 30, 2025	50.00	50.00
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Korea	September 30, 2025	24.00	24.00
Shinhan Praxis K-Growth Global Private Equity Fund (*7)	Korea	September 30, 2025	14.15	14.15
Kiwoom Milestone Professional Private Real Estate Trust 19	Korea	September 30, 2025	50.00	50.00
Shinhan Global Healthcare Fund 1 (*7)	Korea	September 30, 2025	3.13	3.13
KB NA Hickory Private Special Asset Fund (*5)	Korea	-	-	37.50
Koramco Europe Core Private Placement Real Estate Fund No.2-2	Korea	September 30, 2025	44.02	44.02
KTB Aircraft Specialized Private Investment Trust No. 16	Korea	September 30, 2025	33.44	33.44
Shinhan-Nvestor Liquidity Solution Fund	Korea	September 30, 2025	24.92	24.92
Shinhan AIM FoF Fund 1-A	Korea	September 30, 2025	25.00	25.00
IGIS Global Credit Fund 150-1	Korea	September 30, 2025	25.00	25.00
Genesis North America Power Company No.1 PEF	Korea	September 30, 2025	43.84	43.84
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	September 30, 2025	23.33	23.33
KOREA FINANCE SECURITY CO., LTD. (*1), (*7)	Korea	June 30, 2025	14.91	14.91
MIEL CO., LTD. (*2)	Korea	December 31, 2024	28.77	28.77
AIP Transportation Specialized Privately Placed Fund Trust #1	Korea	September 30, 2025	35.73	35.73
Kiwoom-Shinhan Innovation Fund I	Korea	September 30, 2025	50.00	50.00
Samchully Midstream Private Placement Special Asset Fund 5-4	Korea	September 30, 2025	41.67	41.67
MK Ventures-K Clavis Growth Capital Venture Fund 1	Korea	September 30, 2025	26.67	26.67
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37 (*4)	Korea	September 30, 2025	60.00	60.00
Milestone Private Real Estate Fund 3	Korea	September 30, 2025	32.06	32.06
Rifa Private Real Estate Investment Trust 31	Korea	September 30, 2025	31.31	31.31
FuturePlay-Shinhan TechInnovation Fund 1	Korea	September 30, 2025	50.00	50.00
Stonebridge Corporate 1st Fund (*5)	Korea	-	-	44.12
Vogo Realty Partners Private Real Estate Fund V	Korea	September 30, 2025	21.64	21.64
Korea Credit Bureau (*1), (*7)	Korea	June 30, 2025	9.00	9.00
Goduck Gangil1 PFV Co., Ltd. (*1), (*7)	Korea	June 30, 2025	1.04	1.04
SBC PFV Co., Ltd. (*1), (*7), (*8)	Korea	June 30, 2025	25.00	25.00
NH-amundi global infra private fund 16	Korea	September 30, 2025	49.75	50.00
SH BNCT Professional Investment Type Private Special Asset Investment Trust (*9)	Korea	September 30, 2025	72.50	72.50
IGIS Real-estate Private Investment Trust No.33	Korea	September 30, 2025	24.18	40.86
Goduck Gangil10 PFV Co., Ltd. (*1), (*7)	Korea	June 30, 2025	19.90	19.90
Fidelis Global Private Real Estate Trust No.2 (*6)	Korea	September 30, 2025	79.63	79.63

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(a) Investments in associates as of September 30, 2025 and December 31, 2024 are as follows (continued):

Investees	Country	Reporting Date	Ownership (%)
			September 30, 2025	December 31, 2024
AIP EURO PRIVATE REAL ESTATE TRUST No. 12	Korea	September 30, 2025	28.70	28.70
Shinhan Global Healthcare Fund 2 (*7)	Korea	September 30, 2025	13.68	13.68
Shinhan AIM Real Estate Fund No.1	Korea	September 30, 2025	21.01	21.01
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust	Korea	September 30, 2025	22.02	22.02
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust	Korea	September 30, 2025	29.19	29.19
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2 (*6)	Korea	September 30, 2025	71.43	71.43
Korea Omega-Shinhan Project Fund I	Korea	September 30, 2025	50.00	50.00
Samsung SRA Real Estate Professional Private 45	Korea	September 30, 2025	25.00	25.00
IBK Global New Renewable Energy Special Asset Professional Private2	Korea	September 30, 2025	28.98	28.98
VS Cornerstone Fund (*5)	Korea	-	-	41.18
Kakao-Shinhan 1st TNYT Fund	Korea	September 30, 2025	48.62	48.62
Pacific Private Placement Real Estate Fund No.40	Korea	September 30, 2025	24.73	24.73
LB Scotland Amazon Fulfillment Center Fund 29 (*4)	Korea	September 30, 2025	65.01	65.00
JR AMC Hungary Budapest Office Fund 16	Korea	September 30, 2025	32.57	32.57
EDNCENTRAL Co., Ltd. (*5)	Korea	-	-	13.47
Gyeonggi-Neoplux Superman Fund	Korea	September 30, 2025	21.76	21.76
NewWave 6th Fund	Korea	September 30, 2025	30.00	30.00
Neoplux No.3 Private Equity Fund (*3), (*7)	Korea	September 30, 2025	10.00	10.00
PCC Amberstone Private Equity Fund I	Korea	September 30, 2025	21.67	21.67
KIAMCO POWERLOAN TRUST 4TH	Korea	September 30, 2025	47.37	47.37
Mastern Opportunity Seeking Real Estate Fund II	Korea	September 30, 2025	20.00	22.22
Neoplux Market-Frontier Secondary Fund (*3), (*7)	Korea	September 30, 2025	19.74	19.74
Synergy Green New Deal 1st New Technology Business Investment Fund (*5)	Korea	-	-	28.17
KIAMCO Vietnam Solar Special Asset Private Investment Trust	Korea	September 30, 2025	50.00	50.00
SHINHAN-NEO Core Industrial Technology Fund	Korea	September 30, 2025	49.75	49.75
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2	Korea	September 30, 2025	30.00	30.00
Eum Private Equity Fund No.7	Korea	September 30, 2025	21.00	21.00
Kiwoom Hero No.4 Private Equity Fund (*5)	Korea	-	-	21.05
AJ-KOSNET Semicon One Venture Fund	Korea	September 30, 2025	22.22	22.22
Shinhan Smilegate Global PEF I (*5)	Korea	-	-	14.21
Genesis Eco No.1 PEF	Korea	September 30, 2025	29.00	29.00
SHINHAN-NEO Market-Frontier 2nd Fund	Korea	September 30, 2025	42.70	42.70
J& Moorim Jade Investment Fund	Korea	September 30, 2025	24.89	24.89
Ulmus SHC innovation investment fund	Korea	September 30, 2025	24.04	24.04
TI First Property Private Investment Trust 1	Korea	September 30, 2025	40.00	40.00
Kiwoom-Shinhan Innovation Fund 2	Korea	September 30, 2025	42.86	42.86
ETRI Holdings-Shinhan 1st Unicorn Fund	Korea	September 30, 2025	50.00	50.00
SJ ESG Innovative Growth Fund	Korea	September 30, 2025	28.57	28.57
AVES 1st Corporate Recovery Private Equity Fund (*4)	Korea	September 30, 2025	76.19	76.19
Reverent-Shinhan Vista Fund (*3)	Korea	September 30, 2025	13.41	13.41
JS Shinhan Private Equity Fund (*3)	Korea	September 30, 2025	3.85	3.85

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(a) Investments in associates as of September 30, 2025 and December 31, 2024 are as follows (continued):

Investees	Country	Reporting Date	Ownership (%)
			September 30, 2025	December 31, 2024
META TB ESG PRIVATE EQUITY FUND I	Korea	September 30, 2025	27.40	27.40
Shinhan VC tomorrow venture fund 1	Korea	September 30, 2025	39.62	39.62
H-IOTA Fund	Korea	September 30, 2025	24.81	24.81
Stonebridge-Shinhan Unicorn Secondary Fund	Korea	September 30, 2025	26.02	26.01
Tres-Yujin Trust	Korea	September 30, 2025	50.00	50.00
Shinhan-Time mezzanine blind Fund (*5)	Korea	-	-	50.00
Capstone REITs No.26	Korea	September 30, 2025	50.00	50.00
JB Incheon-Bucheon REITS No.54	Korea	September 30, 2025	39.31	39.31
Hankook Smart Real Asset Investment Trust No.3	Korea	September 30, 2025	33.33	33.33
JB Hwaseong-Hadong REITs No.53	Korea	September 30, 2025	31.03	31.03
KB Oaktree Trust No.3	Korea	September 30, 2025	33.33	33.33
KAI-The Square New Technology No. 1 (E8 RCPS)	Korea	September 30, 2025	47.96	47.96
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	Korea	September 30, 2025	29.73	29.73
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	Korea	September 30, 2025	24.85	24.85
KB Distribution Private Real Estate 3-1	Korea	September 30, 2025	37.50	37.50
Pacific Private Investment Trust No.49-1 (*6)	Korea	September 30, 2025	79.28	79.28
KIWOOM Real estate private placement fund for normal investors No. 31 (*6)	Korea	September 30, 2025	60.00	60.00
RIFA Real estate private placement fund for normal investors No. 51	Korea	September 30, 2025	40.00	40.00
Shinhan-Kunicorn first Fund	Korea	September 30, 2025	38.31	38.31
Shinhan-Quantum Startup Fund	Korea	September 30, 2025	49.18	49.18
Shinhan Simone FundⅠ	Korea	September 30, 2025	38.46	38.46
Korea Investment develop seed Trust No.1	Korea	September 30, 2025	40.00	40.00
Tiger Green alpha Trust No.29 (*5)	Korea	-	-	95.24
STIC ALT Global II Private Equity Fund	Korea	September 30, 2025	21.74	21.74
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1), (*7)	Korea	June 30, 2025	15.00	15.00
Reverent Frontier Private Equity Fund IV Specializing in Start-up Venture Business	Korea	September 30, 2025	23.89	23.89
Find-Green New Deal 2nd Equity Fund	Korea	September 30, 2025	22.57	22.57
ShinhanFitrin 1st Technology Business Investment Association (*3)	Korea	September 30, 2025	16.17	16.17
Koramco Private Real Estate Fund 143	Korea	September 30, 2025	30.30	30.30
Korea Investment Top Mezzanine Private Real Estate Trust No.1	Korea	September 30, 2025	22.22	22.22
LB YoungNam Logistics Private Trust No.40	Korea	September 30, 2025	25.00	25.00
Shinhan-Cognitive Start-up Fund L.P.	Korea	September 30, 2025	32.77	32.77
Cornerstone J&M Fund I (*5)	Korea	-	-	26.67
Logisvalley Shinhan REIT Co., Ltd. (*1)	Korea	June 30, 2025	20.27	20.27
Shinhan-Ji and Tec Smart Innovation Fund	Korea	September 30, 2025	50.00	50.00
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	Korea	September 30, 2025	50.00	50.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(a) Investments in associates as of September 30, 2025 and December 31, 2024 are as follows (continued):

Investees	Country	Reporting Date	Ownership (%)
			September 30, 2025	December 31, 2024
Korea Investment Green Newdeal Infra Trust No.1	Korea	September 30, 2025	27.97	27.97
BTS 2nd Private Equity Fund (*1)	Korea	August 31, 2025	26.00	26.00
NH-J&-IBKC Label Technology Fund	Korea	September 30, 2025	27.81	27.81
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund	Korea	September 30, 2025	50.00	50.00
Shinhan-isquare Venture PEF 1	Korea	September 30, 2025	40.00	40.00
Aurum Goldrush ESG Private Fund No. 1	Korea	September 30, 2025	28.33	28.33
Capstone Develop Frontier Trust (*5)	Korea	-	-	21.43
Nextrade Co., Ltd. (*7)	Korea	September 30, 2025	8.00	8.00
IBKC-Behigh Fund 1st	Korea	September 30, 2025	29.73	29.73
ON No.1 Private Equity Fund (*5)	Korea	-	-	28.57
Digital New Deal Kappa Private Equity Fund (*5)	Korea	-	-	24.75
IBKC-JS 1st Fund	Korea	September 30, 2025	29.41	29.41
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1	Korea	September 30, 2025	20.84	20.83
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18	Korea	September 30, 2025	28.57	28.57
Koramco IPO REITS Mezzanine General Private Investment Trust No. 38 (*4)	Korea	September 30, 2025	75.00	75.00
TogetherKorea Private Investment Trust No. 6 (*6)	Korea	September 30, 2025	99.98	99.98
TogetherKorea Private Investment Trust No. 7 (*6)	Korea	September 30, 2025	99.98	99.98
Kiwoom Core Industrial Technology Investment Fund No.3	Korea	September 30, 2025	34.75	34.75
Penture K-Content Investment Fund (*7)	Korea	September 30, 2025	19.78	19.78
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	Korea	September 30, 2025	30.00	30.00
Hana Alternative Investment Kosmes PCBO General PEF No. 1	Korea	September 30, 2025	37.04	37.04
Shinhan-timefolio Bio Development Investment Fund	Korea	September 30, 2025	48.39	48.39
Shinhan M&A-ESG Fund	Korea	September 30, 2025	23.33	23.33
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.	Korea	September 30, 2025	28.43	28.43
KDBC meta-enter New Technology investment fund	Korea	September 30, 2025	27.89	27.89
Shinhan Time Secondary Blind Fund	Korea	September 30, 2025	47.50	47.50
Shinhan DS Secondary Investment Fund	Korea	September 30, 2025	49.83	49.83
Shinhan-OpenWater Pre-IPO Fund-1	Korea	September 30, 2025	50.00	50.00
Shinhan-CJ TechInnovation Fund 1st	Korea	September 30, 2025	40.00	40.00
Shinhan-Eco Venture Fund 2nd	Korea	September 30, 2025	40.00	40.00
Heungkuk-Shinhan The First Visionary Fund No.1	Korea	September 30, 2025	40.00	40.00
Koreainvestment-Shinhan-LEP K beauty	Korea	September 30, 2025	22.96	22.96
Shinhan HB Wellness 1st Fund	Korea	September 30, 2025	48.54	48.54
Korea real Asset Fund No.3	Korea	September 30, 2025	28.57	28.57
Timefolio Tech New Technology Investment Trust No.1	Korea	September 30, 2025	21.18	21.18
PineStreet Global Corporate FoF XIII-2 (NC XI) (*6)	Korea	September 30, 2025	100.00	100.00
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518	Korea	September 30, 2025	26.22	26.22
Samsung-Dunamu Innovation IT Fund No.1	Korea	September 30, 2025	22.99	22.99
Time Robotics fund	Korea	September 30, 2025	29.86	29.86
Ascent-Welcome Fund2	Korea	September 30, 2025	27.65	27.65
Newmain I funds (*5)	Korea	-	-	36.36
Igis General PE Real Estate Investment Trust 517-1 (*6)	Korea	September 30, 2025	96.78	96.78
SH Ulmus M.P.E. Innovative Venture Fund 7	Korea	September 30, 2025	28.57	28.57
Consus Osansegyo No.2	Korea	September 30, 2025	50.00	50.00
Shinhan AIM Private Fund of Fund 9-B	Korea	September 30, 2025	25.00	25.00
Shinhan General Private Real Estate Investment Trust No.3	Korea	September 30, 2025	20.75	20.75

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(a) Investments in associates as of September 30, 2025 and December 31, 2024 are as follows (continued):

Investees	Country	Reporting Date	Ownership (%)
			September 30, 2025	December 31, 2024
Paros Kosdaq Venture General Private Investment Trust No. 5	Korea	September 30, 2025	29.45	28.56
Shinhan-soo secondary Fund (*6)	Korea	September 30, 2025	77.61	77.61
TECHFIN RATINGS Co., Ltd. (*1)	Korea	June 30, 2025	45.00	45.00
SONGPA BIZ CLUSTER PFV CO., LTD. (*1), (*7), (*10)	Korea	June 30, 2025	27.40	27.40
Planeta PTE LTD	Singapore	September 30, 2025	33.33	33.33
The E&Shinhan New Growth Up Fund	Korea	September 30, 2025	50.00	50.00
HHR Special Situation Real Estate Private Investment Trust No. 13	Korea	September 30, 2025	20.00	20.00
Shinhan-GB FutureFlow Fund L.P.	Korea	September 30, 2025	50.00	58.18
Credila Financial Services (*1), (*7)	India	June 30, 2025	10.06	10.93
Shinhan-DS Mezzanine Fund 1(*7)	Korea	September 30, 2025	15.09	15.09
Shinhan Time BM sobujang Fund	Korea	September 30, 2025	29.41	29.41
Shinhan Market-Frontier Fund Ⅲ	Korea	September 30, 2025	44.02	44.02
DB IPO HighYield Fund 1 (*5)	Korea	-	-	28.57
Exponential SQUARE Private Investment Trust No.1 (*5)	Korea	-	-	50.99
Fine North America Credit Private Mixed Asset Investment Trust 22 (*6)	Korea	September 30, 2025	58.82	58.82
IGIS Private Real Estate Investment No.454	Korea	September 30, 2025	24.04	24.04
IGIS Private Real Estate Investment No.462 (*6)	Korea	September 30, 2025	69.20	69.20
BNW Recharge Private Equity Fund	Korea	September 30, 2025	21.13	21.13
United Partners Realasset Fund No.14	Korea	September 30, 2025	33.33	33.33
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.12 (*5)	Korea	-	-	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.13 (*5)	Korea	-	-	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14 (*7)	Korea	September 30, 2025	7.67	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15 (*7)	Korea	September 30, 2025	7.79	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16 (*7)	Korea	September 30, 2025	7.67	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17 (*7)	Korea	September 30, 2025	5.00	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18 (*7)	Korea	September 30, 2025	5.00	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19 (*7)	Korea	September 30, 2025	5.00	5.00
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity] (*7)	Korea	September 30, 2025	19.91	22.37
SH Prestige High Dividend Security Feeder No.1[Equity]	Korea	September 30, 2025	23.92	21.55
IGIS Real Estate General Private Feeder Investment Company No.562 (*6)	Korea	September 30, 2025	88.46	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.21(*7)	Korea	September 30, 2025	4.97	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.22(*7)	Korea	September 30, 2025	4.97	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.23(*7)	Korea	September 30, 2025	4.97	-
Finflow (*7)	Korea	September 30, 2025	15.00	-
MW M·C·E New Technology Investment Fund 2nd	Korea	September 30, 2025	23.31	-
Fireant Media and Digital Service Joint Stock Company (*7)	Korea	September 30, 2025	17.66	-

(*1) Since the financial statements as of September 30, 2025 could not be obtained, the most recent financial statements available after the reporting date were used to apply the equity method. Significant trades and events occurred within the period are properly reflected.

(*2) Shares were acquired through a debt-to-equity swap during the rehabilitation process. Although voting rights could not be exercised during the rehabilitation process, normal voting rights became exercisable as the rehabilitation process ended before September 30, 2025. Therefore, it has been reclassified from financial assets measured at fair value through profit or loss (FVTPL) to investments in associates.

(*3) As a managing partner, the Group has a significant influence over the investees.

(*4) As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.

(*5) Excluded from the investments in associates due to full or partial disposal of shares, or loss of significant influence.

(*6) Although the ownership percentages are more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.

(*7) Although the ownership percentages are less than 20%, the Group applies the equity method accounting since it participates in policy-making processes and therefore can exercise significant influence on investees.

(*8) The rate of Group’s voting rights is 4.65%.

(*9) Although the Group has a significant influence with ownership percentage more than 50%, the contribution was classified as investments in associates as the Group is not exposed to variable returns due to the payment guarantee for the entire investment amount.

(*10) The rate of Group’s voting rights is 19.86%.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

		September 30, 2025
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	36,440	-	(1,591)	1,780	-	36,629
Shinhan-Neoplux Energy Newbiz Fund		14,612	-	(1,471)	-	-	13,141
Shinhan-Albatross tech investment Fund		8,672	(917)	(1,731)	-	-	6,024
VOGO Debt Strategy Qualified IV Private		3,713	(271)	(85)	-	-	3,357
Shinhan-Midas Dong-A Secondary Fund		3,152	(915)	(588)	-	-	1,649
ShinHan – Soo Young Entrepreneur Investment Fund No.1		3,381	-	(394)	-	-	2,987
Shinhan Praxis K-Growth Global Private Equity Fund		3,690	-	(1)	-	-	3,689
Kiwoom Milestone Professional Private Real Estate Trust 19 (*)		-	-	-	-	-	-
Shinhan Global Healthcare Fund 1 (*)		-		-	-	-	-
KB NA Hickory Private Special Asset Fund		17,493	(17,628)	135	-	-	-
Koramco Europe Core Private Placement Real Estate Fund No.2-2 (*)		6,815	-	47	-	(771)	6,091
KTB Aircraft Specialized Private Investment Trust No. 16		2,954	(293)	600	-	-	3,261
Shinhan-Nvestor Liquidity Solution Fund		5,126	(1,250)	(153)	-	-	3,723
Shinhan AIM FoF Fund 1-A		9,804	(9,756)	(7)	-	-	41
IGIS Global Credit Fund 150-1		4,989	(2,979)	(1,132)	-	-	878
Genesis North America Power Company No.1 PEF		6,802	(1,254)	399	-	-	5,947
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		9,402	(9,178)	1,833	-	-	2,057
KOREA FINANCE SECURITY CO., LTD.		3,542	-	197	-	-	3,739
MIEL CO., LTD. (*)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		58,807	-	2,404	-	-	61,211
Kiwoom-Shinhan Innovation Fund I		7,979	-	(153)	-	-	7,826

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		September 30, 2025
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Samchully Midstream Private Placement Special Asset Fund 5-4	~~W~~	39,484	-	(2,908)	-	-	36,576
MK Ventures-K Clavis Growth Capital Venture Fund 1 (*)		3	-	(1)	-	-	2
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		35,413	3,947	(1,863)	-	-	37,497
Milestone Private Real Estate Fund 3		19,120	1,789	425	-	-	21,334
Rifa Private Real Estate Investment Trust 31		6,343	(98)	(141)	-	-	6,104
FuturePlay-Shinhan TechInnovation Fund 1		5,785	-	624	-	-	6,409
Stonebridge Corporate 1st Fund		3,977	(3,367)	(610)	-	-	-
Vogo Realty Partners Private Real Estate Fund V		10,662	(225)	490	-	-	10,927
Korea Credit Bureau		7,574	(90)	1,858	-	-	9,342
Goduck Gangil1 PFV Co., Ltd. (*1)		96	(25)	(6)	-	-	65
SBC PFV Co., Ltd.		37,616	-	(1,104)	-	-	36,512
NH-amundi global infra private fund 16		32,968	5,062	(9,385)	-	-	28,645
SH BNCT Professional Investment Type Private Special Asset Investment Trust		225,708	(22,614)	7,582	-	-	210,676
IGIS Real-estate Private Investment Trust No.33		15,632	(9,746)	787	-	-	6,673
Goduck Gangil10 PFV Co., Ltd.		6,165	(1,030)	(865)	-	-	4,270
Fidelis Global Private Real Estate Trust No.2 (*)		551	-	-	-	-	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12 (*)		24,644	-	-	-	(6,806)	17,838
Shinhan Global Healthcare Fund 2 (*)		-	-	-	-	-	-
Shinhan AIM Real Estate Fund No.1		2,884	-	3,523	-	-	6,407

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		September 30, 2025
Investees		Beginning Balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust	~~W~~	39,491	(685)	1,261	-	-	40,067
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		21,947	5	(782)	-	-	21,170
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		15,770	(509)	254	-	-	15,515
Korea Omega-Shinhan Project Fund I		19,473	(23,623)	20,684	-	-	16,534
Samsung SRA Real Estate Professional Private 45		30,276	183	1,040	-	-	31,499
IBK Global New Renewable Energy Special Asset Professional Private2		33,098	(5,805)	115	-	-	27,408
VS Cornerstone Fund		3,225	(3,618)	393	-	-	-
Kakao-Shinhan 1st TNYT Fund		23,678	-	589	-	-	24,267
Pacific Private Placement Real Estate Fund No.40		11,623	(370)	7,988	-	-	19,241
LB Scotland Amazon Fulfillment Center Fund 29		18,848	5,877	(1,382)	-	-	23,343
JR AMC Hungary Budapest Office Fund 16		13,187	1,127	1,083	-	-	15,397
EDNCENTRAL Co., Ltd. (*)		-	-	-	-	-	-
Gyeonggi-Neoplux Superman Fund		4,138	-	(502)	-	-	3,636
NewWave 6th Fund		10,708	-	(394)	-	-	10,314
Neoplux No.3 Private Equity Fund		12,152	(20)	(150)	-	-	11,982
PCC Amberstone Private Equity Fund I		14,540	(4,728)	190	-	-	10,002
KIAMCO POWERLOAN TRUST 4TH		48,703	(1,877)	1,853	-	-	48,679
Mastern Opportunity Seeking Real Estate Fund II		5,272	(4,873)	750	-	-	1,149
Neoplux Market-Frontier Secondary Fund		8,175	-	(2,124)	-	-	6,051
Synergy Green New Deal 1st New Technology Business Investment Fund		10,857	(10,841)	(16)	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		September 30, 2025
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
KIAMCO Vietnam Solar Special Asset Private Investment Trust	~~W~~	7,103	-	(352)	-	-	6,751
SHINHAN-NEO Core Industrial Technology Fund		8,111	-	(22)	-	-	8,089
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		21,710	(1,797)	659	-	-	20,572
Eum Private Equity Fund No.7		9,156	(405)	662	-	-	9,413
Kiwoom Hero No.4 Private Equity Fund		4,197	(9,523)	5,326	-	-	-
AJ-KOSNET Semicon One Venture Fund		3,212	-	(39)	-	-	3,173
Shinhan Smilegate Global PEF I		3,882	(3,882)	-	-	-	-
Genesis Eco No.1 PEF		11,077	-	(50)	-	-	11,027
SHINHAN-NEO Market-Frontier 2nd Fund		27,499	-	(972)	-	-	26,527
J& Moorim Jade Investment Fund		5,353	(1,815)	824	-	-	4,362
Ulmus SHC innovation investment fund		4,305	-	1,018	-	-	5,323
TI First Property Private Investment Trust 1		3,102	(203)	152	-	-	3,051
Kiwoom-Shinhan Innovation Fund 2		10,227	(540)	10	-	-	9,697
ETRI Holdings-Shinhan 1st Unicorn Fund		4,696	(500)	(55)	-	-	4,141
SJ ESG Innovative Growth Fund		3,115	(1,269)	(412)	-	-	1,434
AVES 1st Corporate Recovery Private Equity Fund		4,523	-	93	-	-	4,616
Reverent-Shinhan Vista Fund		3,409	27	244	-	-	3,680
JS Shinhan Private Equity Fund		6,381	-	15	-	-	6,396
META TB ESG PRIVATE EQUITY FUND I		5,683	-	(91)	-	-	5,592
Shinhan VC tomorrow venture fund 1		70,633	3,399	9,745	-	-	83,777
H-IOTA Fund		9,377	(4,879)	(256)	-	-	4,242

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		September 30, 2025
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Stonebridge-Shinhan Unicorn Secondary Fund	~~W~~	13,587	(2,002)	1,552	-	-	13,137
Tres-Yujin Trust		13,031	-	47	-	-	13,078
Shinhan-Time mezzanine blind Fund		16,426	(16,504)	78	-	-	-
Capstone REITs No.26		5,369	-	(284)	-	-	5,085
JB Incheon-Bucheon REITS No.54		4,967	-	751	-	-	5,718
Hankook Smart Real Asset Investment Trust No.3		6,006	(1,515)	(2,428)	-	-	2,063
JB Hwaseong-Hadong REITs No.53		4,974	-	(7)	-	-	4,967
KB Oaktree Trust No.3		9,888	(692)	488	-	-	9,684
KAI-The Square New Technology No. 1 (E8 RCPS) (*)		125	-	61	-	(144)	42
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		52,797	(23,973)	2,547	-	-	31,371
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		39,645	(673)	1,130	-	-	40,102
KB Distribution Private Real Estate 3-1 (*)		24,079	-	(939)	-	(23,140)	-
Pacific Private Investment Trust No.49-1		28,000	-	8,113	-	-	36,113
KIWOOM Real estate private placement fund for normal investors No. 31 (*)		8,032	-	14	-	(8,046)	-
RIFA Real estate private placement fund for normal investors No. 51 (*)		5,371	-	9	-	(5,380)	-
Shinhan-Kunicorn first Fund		9,424	-	(1,637)	-	-	7,787
Shinhan-Quantum Startup Fund		5,665	-	(87)	-	-	5,578
Shinhan Simone Fund Ⅰ		3,422	-	(14)	-	-	3,408
Korea Investment develop seed Trust No.1		10,145	(527)	667	-	-	10,285
Tiger Green alpha Trust No.29		29,992	(31,100)	1,108	-	-	-
STIC ALT Global II Private Equity Fund		9,841	(217)	154	-	-	9,778
DDI LVC Master Real Estate Investment Trust Co., Ltd.		5,800	-	(560)	-	-	5,240
Reverent Frontier Private Equity Fund IV Specializing in Start-up Venture Business		2,074	-	957	-	-	3,031
Find-Green New Deal 2nd Equity Fund		4,324	-	407	-	-	4,731
ShinhanFitrin 1st Technology Business Investment Association		4,232	-	(272)	-	-	3,960
Koramco Private Real Estate Fund 143		6,669	-	1,416	-	-	8,085
Korea Investment Top Mezzanine Private Real Estate Trust No.1		9,876	(5,508)	442	-	-	4,810
LB YoungNam Logistics Private Trust No.40		9,625	(299)	427	-	-	9,753
Shinhan-Cognitive Start-up Fund L.P.		4,209	-	(62)	-	-	4,147

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		September 30, 2025
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Cornerstone J&M Fund I	~~W~~	3,414	(4,109)	695	-	-	-
Logisvalley Shinhan REIT Co., Ltd.		3,389	-	(94)	-	-	3,295
Shinhan-Ji and Tec Smart Innovation Fund		13,004	(4,160)	2,577	-	-	11,421
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		6,758	1,800	(158)	-	-	8,400
Korea Investment Green Newdeal Infra Trust No.1		16,096	2,573	(58)	-	-	18,611
BTS 2nd Private Equity Fund		10,159	-	4	-	-	10,163
NH-J&-IBKC Label Technology Fund		9,646	-	3,800	-	-	13,446
Shinhan-Sneak Peek Biohealthcare Bounceback Fund		3,916	1,500	1,086	-	-	6,502
Shinhan-isquare Venture PEF 1st		4,237	(874)	(29)	-	-	3,334
Aurum Goldrush ESG Private Fund No. 1		3,007	-	(273)	-	-	2,734
Capstone Develop Frontier Trust		8,049	(7,607)	(442)	-	-	-
Nextrade Co., Ltd.		9,700	-	-	-	-	9,700
IBKC-Behigh Fund 1st		3,160	-	(47)	-	-	3,113
ON No.1 Private Equity Fund		5,712	(6,020)	308	-	-	-
Digital New Deal Kappa Private Equity Fund		4,747	(5,534)	787	-	-	-
IBKC-JS 1st Fund		2,618	-	1,037	-	-	3,655
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		9,646	(4,304)	1,586	-	-	6,928
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		11,324	(1,643)	512	-	-	10,193
Koramco IPO REITS Mezzanine General Private Investment Trust No. 38		3,278	(87)	53	-	-	3,244
TogetherKorea Private Investment Trust No. 6		5,423	-	89	-	-	5,512
TogetherKorea Private Investment Trust No. 7		5,423	-	89	-	-	5,512
Kiwoom Material Part Equipment New Technology Investment Fund No.3		4,219	-	(33)	-	-	4,186
Penture K-Content Investment Fund		11,319	-	(2,476)	-	-	8,843
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		13,468	-	2,203	-	-	15,671
Hana Alternative Investment Kosmes PCBO General PEF No. 1		5,125	(396)	416	-	-	5,145
Shinhan-timefolio Bio Development Investment Fund		11,707	-	2,317	-	-	14,024
Shinhan M&A-ESG Investment Fund		6,454	546	154	-	-	7,154
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd.		18,804	(472)	823	-	-	19,155

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		September 30, 2025
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
KDBC meta-enter New Technology investment fund	~~W~~	6,797	-	392	-	-	7,189
Shinhan Time Secondary Blind New Technology Investment Trust		4,637	2,375	1,618	-	-	8,630
Shinhan DS Secondary Investment Fund		2,439	6,272	2,690	-	-	11,401
Shinhan-OpenWater Pre-IPO Fund-1		5,666	(1,000)	1,041	-	-	5,707
Shinhan-CJ Technology Innovation Fund No. 1		4,595	-	(134)	-	-	4,461
Shinhan-Eco Venture Fund 2nd		3,957	(146)	(70)	-	-	3,741
Heungkuk-Shinhan The First Visionary Fund No.1		6,497	1,600	323	-	-	8,420
Koreainvestment-Shinhan-LEP K beauty		10,264	(2,938)	(241)	-	-	7,085
Shinhan HB Wellness 1st Fund		5,326	-	127	-	-	5,453
Korea real Asset Fund No.3		16,552	1,046	729	-	-	18,327
Timefolio Tech New Technology Investment Trust No.1		2,990	-	53	-	-	3,043
PineStreet Global Corporate FoF XIII-2		3,743	2,011	902	-	-	6,656
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518		17,144	(726)	(1,886)	-	-	14,532
Samsung-Dunamu Innovation IT Fund No.1		3,750	-	200	-	-	3,950
Time Robotics New Technology Investment Trust		3,778	(72)	(290)	-	-	3,416
Ascent-Welcome Fund2		8,460	(1,659)	539	-	-	7,340
Newmain I funds		9,364	(9,254)	(110)	-	-	-
Igis General PE Real Estate Investment Trust 517-1		54,902	-	(2,238)	-	-	52,664
SH Ulmus M.P.E. Innovative Venture Fund 7		3,032	-	(43)	-	-	2,989
Consus Osansegyo No.2		8,009	-	-	-	-	8,009
Shinhan AIM Private Fund of Fund 9-B		36,741	1,899	1,844	-	-	40,484
Shinhan General Private Real Estate Investment Trust No.3		26,706	1,809	1,288	-	-	29,803
Paros Kosdaq Venture General Private Investment Trust No. 5		6,590	(3,062)	(37)	-	-	3,491
Shinhan-soo secondary Fund		16,737	-	781	-	-	17,518
TECHFIN RATINGS Co., Ltd.		25,610	-	(1,651)	-	-	23,959
SONGPA BIZ CLUSTER PFV CO., LTD.		13,364	-	(330)	-	-	13,034
Planeta PTE LTD		11,341	-	619	-	-	11,960
The E&Shinhan New Growth Up Fund		3,518	2,080	668	-	-	6,266
HHR Special Situation Real Estate Private Investment Trust No. 13		2,749	(224)	645	-	-	3,170
Shinhan-GB FutureFlow Fund L.P.		5,150	2,996	(283)	481	-	8,344

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		September 30, 2025
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Credila Financial Services	~~W~~	263,116	3,240	14,607	(19,695)	-	261,268
Shinhan-DS Mezzanine Fund 1		2,869	-	727	-	-	3,596
Shinhan Time BM sobujang Fund		1,405	1,750	(80)	-	-	3,075
Shinhan Market-Frontier Investment Association No. 3		12,791	8,804	(89)	-	-	21,506
DB IPO HighYield Fund 1		4,278	(4,342)	64	-	-	-
Exponential SQUARE Private Investment Trust No.1		5,208	(5,668)	460	-	-	-
Fine North America Credit Private Mixed Asset Investment Trust 22		4,613	925	388	-	-	5,926
IGIS Private Real Estate Investment No.454		3,368	-	(4)	-	-	3,364
IGIS Private Real Estate Investment No.462		4,433	-	(42)	-	-	4,391
BNW Recharge Private Equity Fund		7,138	-	(1,570)	-	-	5,568
United Partners Realasset Fund No.14		9,998	(65)	61	-	-	9,994
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.12		17,977	(17,977)	-	-	-	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.13		12,035	(12,035)	-	-	-	-
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14		13,711	-	4,150	-	-	17,861
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15		13,738	-	3,845	-	-	17,583
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16		13,290	-	4,134	-	-	17,424
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17		5,378	-	2,871	-	-	8,249
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18		10,925	-	5,392	-	-	16,317
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19		5,052	-	3,050	-	-	8,102
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]		4,197	(326)	370	-	-	4,241
SH Prestige High Dividend Security Feeder No.1[Equity]		2,579	-	1,238	-	-	3,817
IGIS Real Estate General Private Feeder Investment Company No.562		-	23,000	(1,091)	-	-	21,909
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.21		-	15,700	3,128	-	-	18,828
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.22		-	15,700	3,894	-	-	19,594
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.23		-	15,700	2,668	-	-	18,368
Finflow		-	7,058	(11)	-	-	7,047
MW M·C·E New Technology Investment Fund 2nd		-	2,000	1,198	-	-	3,198
Fireant Media and Digital Service Joint Stock Company		-	4,925	(204)	-	-	4,721
Others		189,166	(14,386)	6,962	-	(2)	181,740
Total	~~W~~	2,752,980	(206,769)	136,330	(17,434)	(44,289)	2,620,818

(*) Due to cumulative unrealized losses incurred since initial acquisition, this item was recognized as an impairment loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	39,272	-	(3,423)	587	-	36,436
Shinhan-Neoplux Energy Newbiz Fund		22,358	(9,196)	1,450	-	-	14,612
Shinhan-Albatross tech investment Fund		15,499	(8,312)	1,485	-	-	8,672
KCGI-SingA330-A Private Special Asset Investment Trust		4,609	(4,876)	267	-	-	-
VOGO Debt Strategy Qualified IV Private		6,532	(3,465)	646	-	-	3,713
Shinhan-Midas Donga Secondary Fund		4,301	(750)	(399)	-	-	3,152
ShinHan – Soo Young Entrepreneur Investment Fund No.1		4,862	(5,760)	4,279	-	-	3,381
Shinhan Praxis K-Growth Global Private Equity Fund		3,692	-	(2)	-	-	3,690
Kiwoom Milestone Professional Private Real Estate Trust 19 (*)		-	-	-	-	-	-
Shinhan Global Healthcare Fund 1 (*)		-	-	-	-	-	-
KB NA Hickory Private Special Asset Fund		24,096	(7,321)	718	-	-	17,493
Koramco Europe Core Private Placement Real Estate Fund No.2-2		18,799	1,058	370	-	(13,412)	6,815
KDBC-Midas Dong-A Global contents Fund		4,288	-	(1,648)	-	-	2,640
Shinhan-Nvestor Liquidity Solution Fund		6,088	(1,270)	308	-	-	5,126
Shinhan AIM FoF Fund 1-A		9,635	(1,169)	1,338	-	-	9,804
IGIS Global Credit Fund 150-1		4,286	(549)	1,252	-	-	4,989
Korea Omega Project Fund III		3,696	(2,274)	(1,422)	-	-	-
Genesis North America Power Company No.1 PEF		6,358	(3,143)	3,587	-	-	6,802
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		40,764	(37,990)	6,628	-	-	9,402
KOREA FINANCE SECURITY CO., LTD.		3,245	-	297	-	-	3,542
MIEL CO., LTD. (*)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		46,372	3,460	8,975	-	-	58,807
Kiwoom-Shinhan Innovation Fund I		7,854	-	125	-	-	7,979
Midas Asset Global CRE Debt Private Fund No.6		54,881	(57,919)	3,038	-	-	-
Samchully Midstream Private Placement Special Asset Fund 5-4		33,163	2,416	3,905	-	-	39,484
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		7,254	(7,664)	410	-	-	-
MK Ventures-K Clavis Growth Capital Venture Fund 1 (*)		-	(183)	3	-	183	3
NH-Amundi Global Infrastructure Trust 14		18,728	(20,589)	1,861	-	-	-
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		35,265	(1,591)	1,739	-	-	35,413
Milestone Private Real Estate Fund 3		17,615	1,619	(114)	-	-	19,120
Nomura-Rifa Private Real Estate Investment Trust 31		6,889	-	(546)	-	-	6,343
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		3,138	(889)	269	-	-	2,518

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
FuturePlay-Shinhan TechInnovation Fund 1	~~W~~	7,847	(1,238)	(824)	-	-	5,785
Stonebridge Corporate 1st Fund		4,142	-	(165)	-	-	3,977
Vogo Realty Partners Private Real Estate Fund V		10,792	1,379	(1,509)	-	-	10,662
Korea Credit Bureau		6,738	(45)	881	-	-	7,574
Goduck Gangil1 PFV Co., Ltd.		180	(148)	64	-	-	96
SBC PFV Co., Ltd.		30,774	8,750	(1,908)	-	-	37,616
NH-amundi global infra private fund 16		50,652	4,293	(21,977)	-	-	32,968
SH BNCT Professional Investment Type Private Special Asset Investment Trust		244,772	(31,676)	12,612	-	-	225,708
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		18,110	(19,646)	1,536	-	-	-
Sparklabs-Shinhan Opportunity Fund 1		3,914	-	(1,189)	-	-	2,725
IGIS Real-estate Private Investment Trust No.33		15,271	(809)	1,170	-	-	15,632
Goduck Gangil10 PFV Co., Ltd.		5,081	(212)	1,296	-	-	6,165
Fidelis Global Private Real Estate Trust No.2		551	-	-	-	-	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		48,619	2,955	2,919	-	(29,849)	24,644
Shinhan Global Healthcare Fund 2 (*)		-	-	-	-	-	-
Shinhan AIM Real Estate Fund No.2		26,678	1,760	(26,884)	-	-	1,554
Shinhan AIM Real Estate Fund No.1		51,873	2,613	(51,602)	-	-	2,884
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		34,781	(856)	5,566	-	-	39,491
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		20,053	-	1,894	-	-	21,947
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		17,516	(3,377)	1,631	-	-	15,770
Korea Omega-Shinhan Project Fund I		11,630	(1,957)	9,800	-	-	19,473
Samsung SRA Real Estate Professional Private 45		31,432	(3,954)	2,798	-	-	30,276
IBK Global New Renewable Energy Special Asset Professional Private2		32,296	(1,266)	2,068	-	-	33,098
VS Cornerstone Fund		3,280	-	(55)	-	-	3,225

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
NH-Amundi US Infrastructure Private Fund2	~~W~~	29,725	(30,845)	1,664	-	-	544
Kakao-Shinhan 1st TNYT Fund		19,866	-	3,812	-	-	23,678
Pacific Private Placement Real Estate Fund No.40		11,624	(748)	747	-	-	11,623
Mastern Private Real Estate Loan Fund No.2		3,040	(1,908)	198	-	-	1,330
LB Scotland Amazon Fulfillment Center Fund 29		30,928	3,780	(15,860)	-	-	18,848
JR AMC Hungary Budapest Office Fund 16		12,687	221	279	-	-	13,187
EDNCENTRAL Co., Ltd. (*)		-	-	-	-	-	-
Gyeonggi-Neoplux Superman Fund		5,056	-	(918)	-	-	4,138
NewWave 6th Fund		13,716	(1,425)	(1,583)	-	-	10,708
Neoplux No.3 Private Equity Fund		18,981	(404)	(6,425)	-	-	12,152
PCC Amberstone Private Equity Fund I		17,258	(5,513)	2,795	-	-	14,540
KIAMCO POWERLOAN TRUST 4TH		45,099	(2,331)	5,935	-	-	48,703
Mastern Opportunity Seeking Real Estate Fund II		13,135	(4,868)	(2,995)	-	-	5,272
Neoplux Market-Frontier Secondary Fund		10,427	(4,006)	1,754	-	-	8,175
Synergy Green New Deal 1st New Technology Business Investment Fund		10,315	(72)	614	-	-	10,857
KIAMCO Vietnam Solar Special Asset Private Investment Trust		6,836	(580)	847	-	-	7,103
SHINHAN-NEO Core Industrial Technology Fund		13,616	(9,247)	3,742	-	-	8,111
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		23,356	(2,538)	892	-	-	21,710
Eum Private Equity Fund No.7		9,166	(400)	390	-	-	9,156
Kiwoom Hero No.4 Private Equity Fund		3,442	(96)	851	-	-	4,197
Vogo Canister Professional Trust Private Fund I		45,871	(47,321)	1,450	-	-	-
AJ-KOSNET Semicon One Venture Fund		2,854	-	358	-	-	3,212
Timefolio The Venture-V second		5,801	(4,444)	8	-	-	1,365
Shinhan Smilegate Global PEF I		3,801	(4,326)	4,407	-	-	3,882
Genesis Eco No.1 PEF		11,219	-	(142)	-	-	11,077
SHINHAN-NEO Market-Frontier 2nd Fund		32,670	(5,466)	295	-	-	27,499
NH-Synergy Core Industrial New Technology Fund		6,439	(6,175)	(264)	-	-	-
J& Moorim Jade Investment Fund		4,920	-	433	-	-	5,353
Ulmus SHC innovation investment fund		5,543	(1,150)	(88)	-	-	4,305

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
T Core Industrial Technology 1st Venture PEF	~~W~~	4,254	(378)	(881)	-	-	2,995
Fine Value POST IPO No.5 Private Equity Fund		3,766	(3,565)	(201)	-	-	-
TI First Property Private Investment Trust 1		3,102	(203)	203	-	-	3,102
IBKC Global Contents Investment Fund		4,701	(4,764)	63	-	-	-
Kiwoom-Shinhan Innovation Fund 2		9,165	1,148	(86)	-	-	10,227
ETRI Holdings-Shinhan 1st Unicorn Fund		3,295	1,500	(99)	-	-	4,696
SJ ESG Innovative Growth Fund		4,198	-	(1,083)	-	-	3,115
AVES 1st Corporate Recovery Private Equity Fund		4,768	-	(245)	-	-	4,523
Reverent-Shinhan Vista Fund		2,600	54	755	-	-	3,409
JS Shinhan Private Equity Fund		4,933	-	1,448	-	-	6,381
Daishin Newgen New Technology Investment Fund 1st		6,082	(5,742)	(340)	-	-	-
META TB ESG PRIVATE EQUITY FUND I		5,771	-	(88)	-	-	5,683
Shinhan VC tomorrow venture fund 1		45,210	25,608	(185)	-	-	70,633
H-IOTA Fund		9,524	(2,639)	2,492	-	-	9,377
Stonebridge-Shinhan Unicorn Secondary Fund		7,427	6,160	-	-	-	13,587
Tres-Yujin Trust		10,359	-	2,672	-	-	13,031
Shinhan-Time mezzanine blind Fund		14,121	-	2,305	-	-	16,426
Capstone REITs No.26		5,750	-	(381)	-	-	5,369
JB Incheon-Bucheon REITS No.54		4,978	-	(11)	-	-	4,967
Hankook Smart Real Asset Investment Trust No.3		7,668	-	(1,662)	-	-	6,006
JB Hwaseong-Hadong REITs No.53		4,983	-	(9)	-	-	4,974
KB Oaktree Trust No.3		8,668	304	916	-	-	9,888
Daehan No.36 Office Asset Management Company		22,482	(25,394)	2,912	-	-	-
Rhinos Premier Mezzanine Private Investment Fund No.1		3,056	(3,048)	(8)	-	-	-
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		62,769	(12,710)	2,738	-	-	52,797
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		41,434	(1,142)	(647)	-	-	39,645
SKS-Yozma Fund No.1		3,455	(2,931)	(524)	-	-	-
KB Distribution Private Real Estate 3-1		25,976	-	(1,897)	-	-	24,079
Pacific Private Investment Trust No.49-1		27,377	-	623	-	-	28,000
KIWOOM Real estate private placement fund for normal investors No. 31		8,558	(435)	(91)	-	-	8,032
RIFA Real estate private placement fund for normal investors No. 51		5,731	(294)	(66)	-	-	5,371
Fivetree general private equity fund No.15		12,572	(12,572)	-	-	-	-
Shinhan-Kunicorn first Fund		9,626	-	(202)	-	-	9,424
Shinhan-Quantum Startup Fund		3,986	1,800	(121)	-	-	5,665
Shinhan Simone FundⅠ		4,837	(991)	(424)	-	-	3,422

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

	December 31, 2024
Investees	Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Korea Investment develop seed Trust No.1	9,532	(939)	1,552	-	-	10,145
Tiger Green alpha Trust No.29	28,573	(664)	2,083	-	-	29,992
STIC ALT Global II Private Equity Fund	9,504	(217)	554	-	-	9,841
NH-Brain EV Fund	11,125	(12,999)	1,874	-	-	-
DDI LVC Master Real Estate Investment Trust Co., Ltd.	6,583	-	(783)	-	-	5,800
Reverent Frontier Private Equity Fund IV Specializing in Start-up Venture Business	3,294	-	(1,220)	-	-	2,074
Find-Green New Deal 2nd Equity Fund	4,465	-	(141)	-	-	4,324
ShinhanFitrin 1st Technology Business Investment Association	4,519	-	(287)	-	-	4,232
Koramco Private Real Estate Fund 143	6,667	-	2	-	-	6,669
Korea Investment Top Mezzanine Private Real Estate Trust No.1	10,016	(994)	854	-	-	9,876
LB YoungNam Logistics Private Trust No.40	9,782	(600)	443	-	-	9,625
Shinhan-Cognitive Start-up Fund L.P.	5,329	-	(1,120)	-	-	4,209
Cornerstone J&M Fund I	3,488	-	(74)	-	-	3,414
Logisvalley Shinhan REIT Co., Ltd.	3,598	-	(209)	-	-	3,389
DA Value-Honest New Technology Investment Fund 1	4,099	(2,754)	(1,345)	-	-	-
Shinhan-Ji and Tec Smart Innovation Fund	9,977	2,535	492	-	-	13,004
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	6,968	-	(210)	-	-	6,758
Korea Investment Green Newdeal Infra Trust No.1	10,257	5,962	(123)	-	-	16,096
BTS 2nd Private Equity Fund	6,342	3,796	21	-	-	10,159
NH-J&-IBKC Label Technology Fund	9,747	-	(101)	-	-	9,646
Hanyang Time Mezzanine Fund	3,012	(300)	(201)	-	-	2,511
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund	2,261	1,250	405	-	-	3,916
Shinhan-isquare Venture PEF 1	4,286	100	(149)	-	-	4,237

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Aurum Goldrush ESG Private Fund No. 1	~~W~~	2,917	-	90	-	-	3,007
Capstone Develop Frontier Trust		7,547	(549)	1,051	-	-	8,049
Nextrade Co., Ltd.		9,700	-	-	-	-	9,700
SH 1.5years Maturity Investment Type Security Investment Trust No.2		4,835	(4,835)	-	-	-	-
Eventus-IBKC LIB Fund		6,632	(7,064)	432	-	-	-
IBKC-Behigh Fund 1st		3,219	-	(59)	-	-	3,160
ON No.1 Private Equity Fund		5,321	-	391	-	-	5,712
Digital New Deal Kappa Private Equity Fund		4,845	-	(98)	-	-	4,747
IBKCJS New Technology Fund No.1		6,130	(2,418)	(1,094)	-	-	2,618
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		9,803	-	(157)	-	-	9,646
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		12,013	(2,170)	1,481	-	-	11,324
Koramco IPO REITS Mezzanine General Private Investment Trust No. 38		3,171	(61)	168	-	-	3,278
TogetherKorea Private Investment Trust No. 6		5,270	-	153	-	-	5,423
TogetherKorea Private Investment Trust No. 7		5,270	-	153	-	-	5,423
Kiwoom Core Industrial Technology Investment Fund No.3		4,180	-	39	-	-	4,219
Penture K-Content Investment Fund		5,622	6,000	(303)	-	-	11,319
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		7,969	6,413	(914)	-	-	13,468
Hana Alternative Investment Kosmes PCBO General PEF No. 1		5,107	(526)	544	-	-	5,125
Shinhan-timefolio Bio Development Investment Fund		5,927	6,000	(220)	-	-	11,707
Shinhan M&A-ESG Fund		4,169	2,576	(291)	-	-	6,454
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd.		10,574	6,609	1,621	-	-	18,804
KDBC meta-enter New Technology investment fund		6,940	-	(143)	-	-	6,797
Shinhan Time Secondary Blind Fund		4,754	-	(117)	-	-	4,637
Shinhan DS Secondary Investment Fund		7,477	(1,408)	(3,630)	-	-	2,439
Shinhan-OpenWater Pre-IPO Fund-1		4,973	-	693	-	-	5,666
Shinhan-CJ TechInnovation Fund 1st		2,364	2,400	(169)	-	-	4,595
Shinhan-Eco Venture Fund 2nd		3,610	450	(103)	-	-	3,957
Heungkuk-Shinhan The First Visionary Fund No.1		3,154	3,200	143	-	-	6,497
Koreainvestment-Shinhan-LEP K beauty		9,969	-	295	-	-	10,264
Shinhan HB Wellness 1st Fund		4,992	-	334	-	-	5,326
Korea real Asset Fund No.3		9,315	7,865	(628)	-	-	16,552
PineStreet Global Corporate FoF XIII-2 (NC XI)		721	3,087	(65)	-	-	3,743

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2025 and for the year ended December

31, 2024 are as follows (continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518	~~W~~	23,131	(5,596)	(391)	-	-	17,144
Samsung-Dunamu Innovation IT Fund No.1		4,536	-	(786)	-	-	3,750
Time Robotics fund		3,966	(200)	12	-	-	3,778
Ascent-Welcome Fund2		8,771	-	(311)	-	-	8,460
Newmain I funds		1,991	-	7,373	-	-	9,364
Igis General PE Real Estate Investment Trust 517-1		51,736	5,000	(1,834)	-	-	54,902
SH Ulmus M.P.E. Innovative Venture Fund 7		3,000	-	32	-	-	3,032
Consus Osansegyo No.2		8,104	-	(95)	-	-	8,009
Mastern General Private Real Estate Investment Trust No.189(Type 1 Beneficiary Securities)		7,822	(7,502)	(320)	-	-	-
Shinhan AIM Private Fund of Fund 9-B		24,018	9,751	2,972	-	-	36,741
Shinhan General Private Real Estate Investment Trust No.3		7,838	18,970	(102)	-	-	26,706
NH Absolute Project L General Private Investment Trust		4,893	(5,264)	371	-	-	-
Paros Kosdaq Venture General Private Investment Trust No. 5		5,994	-	596	-	-	6,590
Happy Pet Life Care New Technology Investment Association No.2		3,456	-	(457)	-	-	2,999
Shinhan-soo secondary Fund		5,249	12,250	(762)	-	-	16,737
TECHFIN RATINGS Co., Ltd.		-	27,000	(1,390)	-	-	25,610
SONGPA BIZ CLUSTER PFV CO., LTD.		-	13,700	(336)	-	-	13,364
Planeta PTE LTD		-	11,341	-	-	-	11,341
The E&Shinhan New Growth Up Fund		-	3,600	(82)	-	-	3,518
Shinhan-GB FutureFlow Fund L.P.		-	5,855	(352)	(353)	-	5,150
Credila Financial Services		-	250,270	4,017	8,829	-	263,116
Shinhan Market-Frontier Fund Ⅲ		-	13,205	(414)	-	-	12,791
DB IPO HighYield Fund 1		-	4,000	278	-	-	4,278
Exponential SQUARE Private Investment Trust No.1		-	6,146	(938)	-	-	5,208
Fine North America Credit Private Mixed Asset Investment Trust 22		-	4,549	64	-	-	4,613
IGIS Private Real Estate Investment No.454		-	3,393	(25)	-	-	3,368
IGIS Private Real Estate Investment No.462		-	4,607	(174)	-	-	4,433
BNW Recharge Private Equity Fund		-	6,767	371	-	-	7,138

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
United Partners Realasset Fund No.14	~~W~~	-	10,000	(2)	-	-	9,998
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.12		-	17,929	48	-	-	17,977
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.13		-	11,996	39	-	-	12,035
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14		-	13,953	(242)	-	-	13,711
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15		-	13,955	(217)	-	-	13,738
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16		-	13,837	(547)	-	-	13,290
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17		-	5,270	108	-	-	5,378
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18		-	10,530	395	-	-	10,925
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19		-	5,270	(218)	-	-	5,052
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]		-	4,124	73	-	-	4,197
Others		210,518	(9,778)	(17,080)	-	-	183,660
Total	~~W~~	2,692,031	118,786	(23,822)	9,063	(43,078)	2,752,980

(*) Due to cumulative unrealized losses incurred since initial acquisition, this item was recognized as an impairment loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

13. Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025	December 31, 2024
Securities sold:
Stocks	~~W~~	17,929	640
Bonds		684,689	354,084
Others		-	3,117
		702,618	357,841
Gold/silver deposits		1,083,119	597,058
	~~W~~	1,785,737	954,899

14. Financial liabilities designated at fair value through profit or loss

(a) Financial liabilities designated at fair value through profit or loss as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025	December 31, 2024	Reason for designation
Derivatives-linked securities sold	~~W~~	6,497,114	7,959,176	Combined financial instrument
Debt securities issued		301,296	261,299	Fair value measurement and management
	~~W~~	6,798,410	8,220,475

(*) The Group designated the financial liabilities at the initial recognition (or subsequently) in accordance with paragraph 6.7.1 of K-IFRS No. 1109 as financial liabilities at fair value through profit or loss.

Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to ~~W~~ 6,798,410 million as of September 30, 2025. Decrease in values of the liability due to credit risk changes is ~~W~~ 2,522 million for the nine-month period ended September 30, 2025 and the accumulated changes in values are ~~W~~ (-) 5,876 million as of September 30, 2025.

(b) The difference between the carrying value of financial liabilities designated at fair value through profit or loss and the amount required to be paid at contractual maturity as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025	December 31, 2024
Expiration payment	~~W~~	6,553,004	8,001,931
Carrying amount		6,798,410	8,220,475
Difference from carrying amount	~~W~~	(245,406)	(218,544)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

15. Debt securities issued

Debt securities issued as of September 30, 2025 and December 31, 2024 are as follows:

	September 30, 2025			December 31, 2024
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	1.00~9.50	~~W~~	70,770,968	1.00~9.50	~~W~~	72,561,043
Subordinated debt securities issued	2.20~5.20		3,020,105	2.20~5.20		2,820,105
Gain on fair value hedges	-		(148,798)	-		(188,774)
Discount on debt securities issued	-		(86,840)	-		(85,489)
			73,555,435			75,106,885
Debt securities issued in foreign currencies:
Debt securities issued	0.98~5.54		14,195,867	0.98~6.60		13,979,805
Subordinated debt securities issued	3.75~5.75		4,084,778	3.34~5.75		4,995,972
Gain on fair value hedges	-		(92,404)	-		(250,628)
Discount on debt securities issued	-		(57,494)	-		(66,180)
			18,130,747			18,658,969
		~~W~~	91,686,182		~~W~~	93,765,854

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

16. Defined benefit plans

The Group has operated a defined benefit plan and calculates defined benefit obligations based on the employee’s pension compensation benefits and service period.

(a) Defined benefit obligations and plan assets as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025	December 31, 2024
Present value of defined benefit obligations	~~W~~	2,421,602	2,345,148
Fair value of plan assets		(2,607,519)	(2,461,871)
Recognized liability (asset) for defined benefit obligations (*)	~~W~~	(185,917)	(116,723)

(*) The asset for defined benefit obligation of ~~W~~ 185,917 million as of September 30, 2025 is the net defined benefit assets of ~~W~~ 297,394 million less the net defined liabilities of ~~W~~ 111,477 million. In addition, the asset for defined benefit obligation of ~~W~~ 116,723 million as of December 31, 2024 is the net defined benefit assets of ~~W~~ 155,697 million less the net defined liabilities of ~~W~~ 38,974 million.

(b) Net income relating to defined benefit liabilities for the nine-month periods ended September 30, 2025 and 2024 are as follows:

		September 30, 2025		September 30, 2024
		Three-month	Nine-month	Three-month	Nine-month
Current service cost	~~W~~	41,175	124,006	40,765	122,934
Net interest expense (income)		(4,581)	(13,517)	(3,563)	(11,045)
Past service cost		-	8,624	-	265
Settlement		-	4	12	(1,975)
	~~W~~	36,594	119,117	37,214	110,179

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

17. Provisions

(a) Provisions as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025	December 31, 2024
Asset retirement obligations	~~W~~	106,212	99,306
Expected loss related to litigation		135,445	114,750
Unused credit commitments		325,632	411,275
Guarantee contracts issued:		110,651	104,451
Financial guarantee contracts issued:		93,840	87,088
Non-financial guarantee contracts issued:		16,811	17,363
Others (*1), (*2), (*3)		465,123	579,114
	~~W~~	1,143,063	1,308,896

(*1) As of September 30, 2025 and December 31, 2024, the Group recognizes a provision of ~~W~~ 311,515 million and ~~W~~ 317,857 million, respectively, an estimated amount which is highly probable to be paid for customer losses expected due to delays in redemption of Lime CI funds, etc.

(*2) As of September 30, 2025 and December 31, 2024, the Group recognizes a provision of ~~W~~ 333 million and ~~W~~ 25,856 million for vulnerable groups such as self-employed people, small business owners and institutions supporting vulnerable groups, etc. in accordance with the “Banking financial support plan for people’s livelihood.”

(*3) As of September 30, 2025 and December 31, 2024, the Group recognizes a provision of ~~W~~ 10,327 million and ~~W~~ 19,086 million for the estimated customer compensation amount related to equity-linked products based on the Hong Kong H-Index (Hang Seng China Enterprises Index).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

17. Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the nine-month period ended September 30, 2025 and the year ended December 31, 2024 are as follows:

		September 30, 2025
		Unused credit commitments			Financial guaranteed contracts issued			Total
		12-months expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-months expected credit losses	Lifetime expected credit losses	Impaired financial asset

Beginning balance	~~W~~	229,415	88,843	93,017	80,780	6,296	12	498,363
Transfer (from) to 12 months expected credit losses		46,391	(46,289)	(102)	1,581	(1,581)	-	-
Transfer (from) to lifetime expected credit losses		(14,880)	14,942	(62)	(3,583)	3,583	-	-
Transfer (from) to impaired financial asset		(850)	(1,029)	1,879	(416)	-	416	-
Provided (reversed)		(45,019)	41,749	(76,909)	(3,842)	(598)	3	(84,616)
Change in foreign exchange rate		(4,544)	(625)	-	(1,047)	(209)	1	(6,424)
Others (*)		(295)	-	-	6,476	6,391	(423)	12,149
Ending balance	~~W~~	210,218	97,591	17,823	79,949	13,882	9	419,472

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

17. Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the nine-month period ended September 30, 2025 and the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
		Unused credit commitments			Financial guarantee contracts issued			Total
		12-months expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-months expected credit losses	Lifetime expected credit losses	Impaired financial asset

Beginning balance	~~W~~	206,687	129,182	19,722	32,002	7,590	406	395,589
Transfer (from) to 12 months expected credit losses		68,071	(67,931)	(140)	4,968	(4,968)	-	-
Transfer (from) to lifetime expected credit losses		(11,698)	11,723	(25)	(366)	366	-	-
Transfer (from) to impaired financial asset		(806)	(1,561)	2,367	-	-	-	-
Provided (reversed)		(40,306)	16,043	71,093	(3,783)	(1,139)	2	41,910
Change in foreign exchange rate		5,340	1,347	-	2,316	791	1	9,795
Others (*)		2,127	40	-	45,643	3,656	(397)	51,069
Ending balance	~~W~~	229,415	88,843	93,017	80,780	6,296	12	498,363

(*) Others include effects of the provision from the new financial guaranteed contracts measured at fair value, and the expired contracts, the change of discount rate and others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

18. Insurance contracts liabilities and others

(a) Insurance contract liabilities and others as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025	December 31, 2024
Insurance contract assets	~~W~~	(2,327)	(5,639)
Insurance contract liabilities		52,396,931	51,124,991
Net insurance contract liabilities	~~W~~	52,394,604	51,119,352
Reinsurance contract assets	~~W~~	736,510	184,754
Reinsurance contract liabilities		(107,019)	(98,063)
Net reinsurance contract assets	~~W~~	629,491	86,691

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

18. Insurance contracts liabilities and others (continued)

(b) Details of insurance profits and losses for the nine-month periods ended September 30, 2025 and 2024 are as follows:

			September 30, 2025
			Nine-month
			Retroactive modification method	Fair value method	Etc.	Total
Unapplied premium allocation approach	Expected insurance premiums and other expected insurance service expenses	~~W~~	567,272	494,019	240,330	1,301,621
	Risk-adjusted change amount		43,925	31,703	60,401	136,029
	Contractual service margin amortization		270,295	189,951	222,635	682,881
	Recovery of insurance acquisition cash flows		70,128	248	235,494	305,870
	Etc. (*)		(8,480)	128	(5,324)	(13,676)
			943,140	716,049	753,536	2,412,725
Premium allocation approach			74,404	-	754	75,158
Insurance revenue subtotal			1,017,544	716,049	754,290	2,487,883

Unapplied premium allocation approach	Accrued insurance premiums and other incurred insurance service expenses		569,216	444,575	275,563	1,289,354
	Changes in incident fulfillment cash flow		825	16,420	15,915	33,160
	Costs related to loss-bearing contracts		(10,071)	(15,127)	43,862	18,664
	Amortization of insurance acquisition cash flows		70,366	248	235,255	305,869
	Etc. (*)		(7,542)	1,156	(22,239)	(28,625)
			622,794	447,272	548,356	1,618,422
Premium allocation approach			86,809	-	1,615	88,424
Insurance service expense subtotal		~~W~~	709,603	447,272	549,971	1,706,846

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

18. Insurance contracts liabilities (continued)

(b) Details of insurance profits and losses for the nine-month periods ended September 30, 2025 and 2024 are as follows (continued):

			September 30, 2025
			Nine-month
			Retroactive modification method	Fair value method	Etc.	Total
Unapplied premium allocation approach	Accrued reinsurance amount	~~W~~	279	89,726	46,168	136,173
	Changes in incident fulfillment cash flow		113	(22,869)	2,991	(19,765)
	Etc. (*)		10	(98)	(156)	(244)
			402	66,759	49,003	116,164
Premium allocation approach			26,237	-	-	26,237
Reinsurance revenue subtotal			26,639	66,759	49,003	142,401

Unapplied premium allocation approach	Expected reinsurance amount		-	27,941	27,409	55,350
	Risk-adjusted change amount		-	2,719	2,127	4,846
	Contractual service margin amortization		-	8,537	14,476	23,013
	Etc. (*)		-	17,030	15,864	32,894
			-	56,227	59,876	116,103
Premium allocation approach			28,102	-	-	28,102
Reinsurance service expense subtotal			28,102	56,227	59,876	144,205
		~~W~~	306,478	279,309	193,446	779,233

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

18. Insurance contracts liabilities (continued)

(b) Details of insurance profits and losses for the nine-month periods ended September 30, 2025 and 2024 are as follows (continued):

			September 30, 2025
			Three-month
			Retroactive modification method	Fair value method	Etc.	Total
Unapplied premium allocation approach	Expected insurance premiums and other expected insurance service expenses	~~W~~	188,817	164,918	91,366	445,101
	Risk-adjusted change amount		14,018	10,170	23,345	47,533
	Contractual service margin amortization		87,848	62,105	78,781	228,734
	Recovery of insurance acquisition cash flows		22,443	78	83,388	105,909
	Etc. (*)		(2,657)	98	(1,675)	(4,234)
			310,469	237,369	275,205	823,043
Premium allocation approach			24,719	-	447	25,166
Insurance revenue subtotal			335,188	237,369	275,652	848,209

Unapplied premium allocation approach	Accrued insurance premiums and other incurred insurance service expenses		196,150	194,977	118,014	509,141
	Changes in incident fulfillment cash flow		(5,331)	(36,401)	(7,150)	(48,882)
	Costs related to loss-bearing contracts		(5,245)	8,933	12,206	15,894
	Amortization of insurance acquisition cash flows		22,530	78	83,300	105,908
	Etc. (*)		(2,351)	511	(16,590)	(18,430)
			205,753	168,098	189,780	563,631
Premium allocation approach			31,840	-	633	32,473
Insurance service expense subtotal		~~W~~	237,593	168,098	190,413	596,104

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

18. Insurance contracts liabilities (continued)

(b) Details of insurance profits and losses for the nine-month periods ended September 30, 2025 and 2024 are as follows (continued):

			September 30, 2025
			Three-month
			Retroactive modification method	Fair value method	Etc.	Total
Unapplied premium allocation approach	Accrued reinsurance amount	~~W~~	203	24,637	31,200	56,040
	Changes in incident fulfillment cash flow		64	(9,030)	2,054	(6,912)
	Etc. (*)		16	(146)	78	(52)
			283	15,461	33,332	49,076
Premium allocation approach			10,959	-	-	10,959
Reinsurance revenue subtotal			11,242	15,461	33,332	60,035

Unapplied premium allocation approach	Expected reinsurance amount		-	9,295	10,033	19,328
	Risk-adjusted change amount		-	868	789	1,657
	Contractual service margin amortization		-	2,896	6,046	8,942
	Etc. (*)		-	2,174	10,404	12,578
			-	15,233	27,272	42,505
Premium allocation approach			10,333	-	-	10,333
Reinsurance service expense subtotal			10,333	15,233	27,272	52,838
		~~W~~	98,504	69,499	91,299	259,302

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

18. Insurance contracts liabilities (continued)

(b) Details of insurance profits and losses for the nine-month periods ended September 30, 2025 and 2024 are as follows (continued):

			September 30, 2024
			Nine-month
			Retroactive modification method	Fair value method	Etc.	Total
Unapplied premium allocation approach	Expected insurance premiums and other expected insurance service expenses	~~W~~	577,919	517,703	136,744	1,232,366
	Risk-adjusted change amount		36,618	26,886	33,577	97,081
	Contractual service margin amortization		343,147	182,814	182,963	708,924
	Recovery of insurance acquisition cash flows		91,685	313	169,666	261,664
	Etc. (*)		(11,000)	(136)	4,607	(6,529)
			1,038,369	727,580	527,557	2,293,506
Premium allocation approach			44,725	-	311	45,036
Insurance revenue subtotal			1,083,094	727,580	527,868	2,338,542

Unapplied premium allocation approach	Accrued insurance premiums and other incurred insurance service expenses		565,113	440,001	132,454	1,137,568
	Changes in incident fulfillment cash flow		4,278	58,050	8,169	70,497
	Costs related to loss-bearing contracts		8,011	5,201	5,407	18,619
	Amortization of insurance acquisition cash flows		91,807	313	169,544	261,664
	Etc. (*)		(9,136)	471	(37,771)	(46,436)
			660,073	504,036	277,803	1,441,912
Premium allocation approach			56,417	-	946	57,363
Insurance service expense subtotal		~~W~~	716,490	504,036	278,749	1,499,275

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

18. Insurance contracts liabilities (continued)

(b) Details of insurance profits and losses for the nine-month periods ended September 30, 2025 and 2024 are as follows (continued):

			September 30, 2024
			Nine-month
			Retroactive modification method	Fair value method	Etc.	Total
Unapplied premium allocation approach	Accrued reinsurance amount	~~W~~	35	47,705	6,054	53,794
	Changes in incident fulfillment cash flow		52	(19,274)	(1,113)	(20,335)
	Etc. (*)		19	(6,148)	(3,059)	(9,188)
			106	22,283	1,882	24,271
Premium allocation approach			14,226	-	-	14,226
Reinsurance revenue subtotal			14,332	22,283	1,882	38,497

Unapplied premium allocation approach	Expected reinsurance amount		-	29,708	8,422	38,130
	Risk-adjusted change amount		-	2,169	700	2,869
	Contractual service margin amortization		-	(8,031)	7,712	(319)
	Etc. (*)		-	(2,810)	39	(2,771)
			-	21,036	16,873	37,909
Premium allocation approach			12,303	-	-	12,303
Reinsurance service expense subtotal			12,303	21,036	16,873	50,212
		~~W~~	368,633	224,791	234,128	827,552

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

18. Insurance contracts liabilities (continued)

(b) Details of insurance profits and losses for the nine-month periods ended September 30, 2025 and 2024 are as follows (continued):

			September 30, 2024
			Three-month
			Retroactive modification method	Fair value method	Etc.	Total
Unapplied premium allocation approach	Expected insurance premiums and other expected insurance service expenses	~~W~~	191,814	169,001	52,621	413,436
	Risk-adjusted change amount		11,794	8,816	12,175	32,785
	Contractual service margin amortization		109,229	57,190	69,757	236,176
	Recovery of insurance acquisition cash flows		30,144	105	65,040	95,289
	Etc. (*)		(3,278)	(175)	1,509	(1,944)
			339,703	234,937	201,102	775,742
Premium allocation approach			18,686	-	190	18,876
Insurance revenue subtotal			358,389	234,937	201,292	794,618

Unapplied premium allocation approach	Accrued insurance premiums and other incurred insurance service expenses		193,293	186,435	59,512	439,240
	Changes in incident fulfillment cash flow		(6,287)	(25,689)	(1,957)	(33,933)
	Costs related to loss-bearing contracts		7,626	299	6,522	14,447
	Amortization of insurance acquisition cash flows		30,189	105	64,996	95,290
	Etc. (*)		(2,522)	45	(4,447)	(6,924)
			222,299	161,195	124,626	508,120
Premium allocation approach			22,181	-	1,512	23,693
Insurance service expense subtotal		~~W~~	244,480	161,195	126,138	531,813

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

18. Insurance contracts liabilities (continued)

(b) Details of insurance profits and losses for the nine-month periods ended September 30, 2025 and 2024 are as follows (continued):

			September 30, 2024
			Three-month
			Retroactive modification method	Fair value method	Etc.	Total
Unapplied premium allocation approach	Accrued reinsurance amount	~~W~~	21	17,455	2,162	19,638
	Changes in incident fulfillment cash flow		7	(8,214)	(786)	(8,993)
	Etc. (*)		12	(1,105)	114	(979)
			40	8,136	1,490	9,666
Premium allocation approach			5,872	-	-	5,872
Reinsurance revenue subtotal			5,912	8,136	1,490	15,538

Unapplied premium allocation approach	Expected reinsurance amount		-	9,749	2,778	12,527
	Risk-adjusted change amount		-	741	284	1,025
	Contractual service margin mortization		-	(10,773)	2,796	(7,977)
	Etc. (*)		-	(31)	408	377
			-	(314)	6,266	5,952
Premium allocation approach			5,554	-	-	5,554
Reinsurance service expense subtotal			5,554	(314)	6,266	11,506
		~~W~~	114,267	82,192	70,378	266,837

(*) Others include allocation of loss components, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

19. Insurance finance income and expense

Insurance finance income or expense for the nine-month periods ended September 30, 2025 and 2024 are as follows:

		September 30, 2025		September 30, 2024
		Three-month	Nine- month	Three-month	Nine- month
Insurance finance income
Insurance contract
Foreign exchange rate change effects	~~W~~	91	20,104	13,268	13,580
Other		1,551	22,546	99,510	115,974
		1,642	42,650	112,778	129,554
Reinsurance contract
The change in non-performance risk by reinsurer		7	-	(9)	(35)
Other		1	229	-	-
		8	229	(9)	(35)
		1,650	42,879	112,769	129,519
Insurance finance expense
Insurance contract
Foreign exchange rate change effects		8,866	8,562	(208)	20,099
Other		315,673	774,583	(4,507)	251,727
		324,539	783,145	(4,715)	271,826
Reinsurance contract
The change in non-performance risk by reinsurer		8	8	-	-
Other		17	17	-	-
		25	25	-	-
		324,564	783,170	(4,715)	271,826
Insurance finance income (expense)	~~W~~	(322,914)	(740,291)	117,484	(142,307)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

20. Equity

(a) Equity as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025	December 31, 2024
Capital stock (*):
Common stock	~~W~~	2,695,586	2,695,586
Preferred stock		274,055	274,055
		2,969,641	2,969,641

Hybrid bond		4,749,837	4,600,121

Capital surplus:
Share premium		11,352,744	11,352,744
Others		749,304	742,224
		12,102,048	12,094,968

Capital adjustments		(843,306)	(807,114)

Accumulated other comprehensive income, net of tax:
Loss on financial assets at FVOCI		(2,213,875)	(2,314,518)
Equity in other comprehensive loss of associates		(7,130)	5,701
Foreign currency translation adjustments for foreign operations		(11,151)	296,489
Net loss from cash flow hedges		(39,538)	3,406
Remeasurement of defined benefit obligation		(409,856)	(354,087)
Changes in own credit risk on financial liabilities designated under fair value option		(4,325)	(5,569)
Net finance gain on insurance contract assets (liabilities)		11,730	532,388
Net finance gain on reinsurance contract assets (liabilities)		(49,197)	11,750
		(2,723,342)	(1,824,440)

Retained earnings		41,615,684	39,020,580

Non-controlling interest		2,707,055	2,767,277
	~~W~~	60,577,617	58,821,033

(*) Due to profit retirement, the capital is different from the total face value of issued stocks.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

20. Equity (continued)

(b) Hybrid bonds

Hybrid bonds classified as other equity instruments as of September 30, 2025 and December 31, 2024 are as follows:

	Issue date	Maturity date	Interest rate (%)		September 30, 2025	December 31, 2024
Hybrid bonds in Korean won	June 25, 2015	June 25, 2045	4.38	~~W~~	-	199,455
	September 15, 2017	Perpetual bond	4.25		89,783	89,783
	April 13, 2018	Perpetual bond	4.56		14,955	14,955
	September 17, 2020	Perpetual bond	3.12		-	448,699
	March 16, 2021	Perpetual bond	2.94		429,009	429,009
	March 16, 2021	Perpetual bond	3.30		169,581	169,581
	January 25, 2022	Perpetual bond	3.90		560,438	560,438
	January 25, 2022	Perpetual bond	4.00		37,853	37,853
	August 26, 2022	Perpetual bond	4.93		343,026	343,026
	August 26, 2022	Perpetual bond	5.15		55,803	55,803
	January 30, 2023	Perpetual bond	5.14		398,831	398,831
	July 13, 2023	Perpetual bond	5.40		498,815	498,815
	January 31, 2024	Perpetual bond	4.49		398,833	398,833
	September 12, 2024	Perpetual bond	4.00		399,033	399,033
	February 13, 2025	Perpetual bond	3.90		398,835	-
	September 9, 2025	Perpetual bond	3.26		399,035	-
Hybrid bonds in foreign currency	May 12, 2021	Perpetual bond	2.88		556,007	556,007
				~~W~~	4,749,837	4,600,121

(*) For the nine-month period ended September 30, 2025, the deduction for capital related to hybrid bonds issued is ~~W~~ 2,131 million.

The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the controlling company has an unconditional right to extend the maturity under the same condition or change them to perpetual bonds.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

20. Equity (continued)

(c) Treasury stock

Changes in treasury stock for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

	September 30, 2025			December 31, 2024
	The number of shares		Carrying value	The number of shares		Carrying value
Beginning balance	4,585,561	~~W~~	250,000	6,352	~~W~~	227
Acquisition	17,264,831		913,939	13,899,708		700,000
Disposal	-		-	(6,353)		(227)
Retirement (*)	(17,950,391)		(900,000)	(9,314,146)		(450,000)
Ending balance	3,900,001	~~W~~	263,939	4,585,561	~~W~~	250,000

(*) For the nine-month period ended September 30, 2025, the Group acquired treasury stocks for retirement and completed the retirement of 7,603,260 shares and 10,347,131 shares on April 29, 2025 and June 26, 2025, respectively. For the year ended December 31, 2024, the Group acquired treasury stocks for retirement and completed the retirement of 3,366,257 shares and 5,947,889 shares on March 22, 2024 and November 1, 2024, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

20. Equity (continued)

(d) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the nine-month period ended September 30, 2025 and the year ended December 31, 2024 are as follows:

		September 30, 2025
		Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss				Total
		Gain (loss) on securities at FVOCI	Equity in other comprehens- ive income (loss) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Net finance gain on insurance contract assets (liabilities)	Net finance gain on reinsurance contract assets (liabilities)	Remeasure -ments of the defined benefit plans	Equity in other comprehensi- ve income (expense) of associates	Gain (loss) on securities at FVOCI	Gain (loss) on financial liabilities designated at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(2,482,668)	5,692	296,489	3,406	532,388	11,750	(354,087)	9	168,150	(5,569)	(1,824,440)
Change due to fair value		80,224	(20,119)	-	-	(707,624)	(82,804)	-	-	141,194	(2,522)	(591,651)
Reclassification:
Change due to impairment or disposal		(48,967)	662	-	-	-	-	-	-	-	-	(48,305)
Effect of hedge accounting		-	-	-	121,286	-	-	-	-	-	-	121,286
Hedging		(27,247)	-	67,560	(179,479)	-	-	-	-	-	-	(139,166)
Effects from changes in foreign exchange rate		-	2,023	(381,765)	-	-	-	-	-	(3,374)	-	(383,116)
Remeasurements of the net defined benefit plans		-	-	-	-	-	-	(75,996)	-	-	-	(75,996)
Deferred income taxes		(691)	4,603	3,308	15,249	186,966	21,857	19,938	-	(36,360)	668	215,538
Transfer to other account		-	-	-	-	-	-	-	-	(4,572)	3,098	(1,474)
Non-controlling interests		436	-	3,257	-	-	-	289	-	-	-	3,982
Ending balance	~~W~~	(2,478,913)	(7,139)	(11,151)	(39,538)	11,730	(49,197)	(409,856)	9	265,038	(4,325)	(2,723,342)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

20. Equity (continued)

(d) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the nine-month period ended September 30, 2025 and the year ended December 31, 2024 are as follows (continued):

		December 31, 2024
		Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss				Total
		Gain (loss) on securities at FVOCI	Equity in other comprehensi- ve income (expense) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Net finance Income (expense) on insuran-ce contract assets (liabilities)	Net finance Income (expense) on reinsurance contract assets (liabilities)	Remeasure -ments of the defined benefit plans	Equity in other comprehensi- ve income (expense) of associates	Gain (loss) on securities at FVOCI	Gain (loss) on financial liabilities designated at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(3,628,434)	(979)	(118,517)	(35,108)	2,866,623	13,273	(292,328)	9	124,892	(3,884)	(1,074,453)
Change due to fair value		1,465,249	16,732	-	-	(3,171,476)	(2,077)	-	-	55,179	(8,616)	(1,645,009)
Reclassification:
Change due to impairment or disposal		119,594	-	(593)	-	-	-	-	-	-	-	119,001
Effect of hedge accounting		-	-	-	(582,424)	-	-	-	-	-	-	(582,424)
Hedging		(30,371)	-	(221,221)	634,645	-	-	-	-	-	-	383,053
Effects from changes in foreign exchange rate		-	(7,668)	624,565	-	-	-	-	-	13,017	-	629,914
Remeasurements of the net defined benefit plans		-	-	-	-	-	-	(83,937)	-	-	-	(83,937)
Deferred income taxes		(407,849)	(2,393)	13,431	(13,707)	837,241	554	21,794	-	(17,609)	2,275	433,737
Transfer to other account		-	-	-	-	-	-	-	-	(7,329)	4,656	(2,673)
Non-controlling interests		(857)	-	(1,176)	-	-	-	384	-	-	-	(1,649)
Ending balance	~~W~~	(2,482,668)	5,692	296,489	3,406	532,388	11,750	(354,087)	9	168,150	(5,569)	(1,824,440)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

20. Equity (continued)

(e) Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i) Changes in regulatory reserve for loan losses including non-controlling interests as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025	December 31, 2024
Beginning balance	~~W~~	3,969,339	3,456,487
Expected regulatory reserve for loan losses		230,571	512,852
Ending balance	~~W~~	4,199,910	3,969,339

ii) Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the nine-month periods ended September 30, 2025 and 2024 are as follows:

		September 30, 2025		September 30, 2024
		Three- month	Nine- month	Three-month	Nine- month
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	1,423,544	4,460,943	1,297,068	4,044,079
Provision for regulatory reserve for loan losses		(172,578)	(223,255)	(93,338)	(610,445)
Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	1,250,966	4,237,688	1,203,730	3,433,634
Basic and diluted earnings per share adjusted for regulatory reserve in Korean won (*)	~~W~~	2,295	8,372	2,195	6,400

(*) Dividends for hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

20. Equity (continued)

(f) Dividends

i) Quarterly dividends paid by the controlling company for the nine-month period ended September 30, 2025 are as follows:

	Record date		Total dividends
Common stock (~~W~~ 570 per share)	March 31, 2025 (1Q)	~~W~~	278,127
Common stock (~~W~~ 570 per share)	June 30, 2025 (2Q)		276,732
		~~W~~	554,859

ii) By resolutions of the 24th general meeting of stockholders, the annual dividends declared to be paid by the controlling company to the shareholders of the Company in respect of the year ended December 31, 2024 are as follows:

Total dividends
Common stock (~~W~~540 per share)	~~W~~	267,755

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

21. Operating income

Operating income for the nine-month periods ended September 30, 2025 and 2024 are as follows:

		September 30, 2025		September 30, 2024
		Three- month	Nine- month	Three- month	Nine- month
Operating income:
Interest income	~~W~~	6,902,736	20,937,846	7,402,644	21,838,101
Fees and commission income		1,194,707	3,395,250	1,081,702	3,267,780
Insurance income		848,209	2,487,883	794,618	2,338,542
Reinsurance income		60,035	142,401	15,538	38,497
Insurance finance income		1,650	42,879	112,769	129,519
Dividend income		40,236	173,779	41,257	194,811
Gain on financial instruments at fair value through profit or loss		1,052,093	3,255,359	793,476	3,347,418
Income from derivatives held for trading		358,454	12,777,765	2,244,642	13,760,907
Gain on financial instruments designated at fair value through profit or loss		3,024	188,579	85,754	201,263
Gain (loss) on foreign currency transaction		(1,314,684)	3,777,770	(1,281,834)	3,294,972
Gain on disposal of financial securities at fair value through other comprehensive income		80,814	268,108	94,543	167,161
Gain on disposal of securities at amortized cost		1	2	-	-
Reversal of allowance for credit loss		51,606	85,008	(9,677)	1,743
Gain (loss) on hedging instruments		(42,311)	569,288	(16,988)	389,777
Other operating income		278,260	752,969	263,602	745,681
	~~W~~	9,514,830	48,854,886	11,622,046	49,716,172

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

22. Net interest income

Net interest income for the nine-month periods ended September 30, 2025 and 2024 are as follows:

		September 30, 2025		September 30, 2024
		Three- month	Nine- month	Three- month	Nine- month
Interest income:
Cash and due from banks at amortized cost	~~W~~	192,465	572,595	201,845	583,940
Deposit at FVTPL		383	901	84	84
Securities at FVTPL		362,470	1,126,505	437,400	1,250,058
Securities at FVOCI		723,252	2,133,085	692,328	2,035,113
Securities at amortized cost		259,328	790,914	281,784	833,530
Loans at amortized cost		5,253,364	15,966,222	5,674,164	16,779,668
Loans at FVTPL		14,184	73,581	21,453	68,950
Insurance finance interest income		62,709	167,773	53,051	166,421
Others		34,581	106,270	40,535	120,337
		6,902,736	20,937,846	7,402,644	21,838,101
Interest expense:
Deposits		2,222,969	6,954,358	2,615,228	7,624,792
Interests on financial liabilities designated at FVTPL		3,975	10,809	3,345	9,935
Borrowings		361,570	1,151,803	484,870	1,469,070
Debt securities issued		830,188	2,502,726	867,056	2,504,992
Insurance finance interest expenses		458,837	1,405,114	475,186	1,433,804
Others		77,644	246,643	101,972	302,808
		3,955,183	12,271,453	4,547,657	13,345,401

Net interest income	~~W~~	2,947,553	8,666,393	2,854,987	8,492,700

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

23. Net fees and commission income

Net fees and commission income for the nine-month periods ended September 30, 2025 and 2024 are as follows:

		September 30, 2025		September 30, 2024
		Three-month	Nine- month	Three-month	Nine- month
Fees and commission income:
Credit placement fees	~~W~~	17,894	50,563	19,846	60,277
Commission received as electronic charge receipt		37,940	112,197	36,787	110,940
Brokerage fees		145,916	351,687	96,775	309,468
Commission received as agency		46,343	136,807	40,359	119,192
Investment banking fees		112,031	257,429	83,680	176,675
Commission received in foreign exchange activities		126,792	328,367	92,107	265,947
Trust management fees		66,161	187,159	62,576	188,914
Credit card fees		279,692	882,173	323,062	1,008,630
Operating lease fees		162,383	495,277	162,459	487,771
Others		199,555	593,591	164,051	539,966
		1,194,707	3,395,250	1,081,702	3,267,780
Fees and commission expense:
Credit-related fee		11,930	33,844	15,149	39,819
Credit card fees		262,011	748,824	244,878	711,992
Others		152,706	404,401	131,108	406,093
		426,647	1,187,069	391,135	1,157,904

Net fees and commission income	~~W~~	768,060	2,208,181	690,567	2,109,876

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

24. Reversal of (provision for) credit loss allowance

Reversal of (provision for) credit loss allowance on financial assets for the nine-month periods ended September 30, 2025 and 2024 are as follows:

		September 30, 2025		September 30, 2024
		Three-month	Nine-month	Three-month	Nine-month
Allowance provided:
Loans at amortized cost	~~W~~	(463,236)	(1,511,054)	(451,175)	(1,295,632)
Other financial assets at amortized cost		(17,246)	(56,065)	(12,711)	(48,423)
Securities at FVOCI		(2,023)	(5,992)	(1,832)	(1,832)
Unused credit commitments and financial guarantee		-	-	53,136	(55,595)
		(482,505)	(1,573,111)	(412,582)	(1,401,482)
Allowance reversed:
Securities at FVOCI		-	-	(9,973)	-
Securities at amortized cost		333	392	296	1,743
Unused credit commitments and financial guarantee		51,273	84,616	-	-
		51,606	85,008	(9,677)	1,743
	~~W~~	(430,899)	(1,488,103)	(422,259)	(1,399,739)

25. General and administrative expenses

General and administrative expenses for the nine-month periods ended September 30, 2025 and 2024 are as follows:

		September 30, 2025		September 30, 2024
		Three-month	Nine-month	Three-month	Nine-month
Employee benefits:
Salaries and bonuses	~~W~~	852,114	2,506,385	847,659	2,463,285
Severance benefits:		43,524	138,085	43,537	128,802
Defined contribution		10,423	30,877	9,681	28,725
Defined benefit		33,101	107,208	33,856	100,077
Termination benefits		40,990	45,172	978	7,002
		936,628	2,689,642	892,174	2,599,089

Entertainment		9,664	29,253	10,381	30,724
Depreciation		128,821	403,093	138,636	398,707
Amortization		75,170	227,954	76,730	200,725
Taxes and utility bills		106,286	244,202	58,184	208,910
Advertising		79,652	196,597	75,277	191,112
Research		6,787	20,563	5,774	17,338
Others		175,214	606,976	232,088	686,490
	~~W~~	1,518,222	4,418,280	1,489,244	4,333,095

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

26. Share-based payments

(a) Performance shares granted as of September 30, 2025 are as follows:

	Expired	Not expired

Type	Cash-settled share-based payment

Performance conditions	Relative stock price linked (20.0%), management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs

Estimated number of shares vested as of September 30, 2025	193,735	2,599,317

Fair value per share in Korean won	~~W~~ 33,122, ~~W~~ 37,387 ~~W~~ 37,081, ~~W~~ 38,156, and ~~W~~ 50,444 for the expiration of exercising period from 2020 to 2024	~~W~~ 70,800

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two months, the past one month, and the past one week from the day before the base date) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock price to be paid in the future is assessed as the closing price of the settlement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

26. Share-based payments (continued)

(b) Share-based compensation costs for the nine-month periods ended September 30, 2025 and 2024 are as follows:

		September 30, 2025
		Employees of
		The controlling company	The subsidiaries	Total

Performance share	~~W~~	8,149	69,470	77,619

		September 30, 2024
		Employees of
		The controlling company	The subsidiaries	Total

Performance share	~~W~~	6,807	55,655	62,462

(c) Accrued expenses recognized related to share-based payment transactions as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025
		Accrued expenses
		The controlling company	The subsidiaries	Total

Performance share	~~W~~	19,707	171,825	191,532

		December 31, 2024
		Accrued expenses
		The controlling company	The subsidiaries	Total

Performance share	~~W~~	16,396	135,356	151,752

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

27. Income tax expense

Income tax expense for the nine-month periods ended September 30, 2025 and 2024 are as follows:

		September 30, 2025		September 30, 2024
		Three-month	Nine- month	Three-month	Nine- month
Current income tax expense	~~W~~	459,538	1,094,113	406,986	974,274
Deferred income tax expense (benefit) arising from the origination and reversal of temporary differences (*)		(53,160)	171,328	(4,109)	(58,214)
Income tax expense (benefit) recognized outside profit or loss (*)		92,055	216,394	37,042	386,988
Income tax expense	~~W~~	498,433	1,481,835	439,919	1,303,048

Effective tax rate	%	25.55	24.58	24.92	24.01

(*) Due to the implementation of the global minimum tax law, the current income tax expense as of September 30, 2025, is ~~W~~ 936 million. The Group does not recognize deferred tax assets and liabilities related to global minimum tax laws by applying the temporary exception provision for deferred tax in K-IFRS No. 1012.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

28. Earnings per share

Basic and diluted earnings per share for the nine-month periods ended September 30, 2025 and 2024 are as follows:

		September 30, 2025		September 30, 2024
		Three- month	Nine- month	Three-month	Nine- month
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	1,423,544	4,460,943	1,297,068	4,044,079
Less:
Dividends to hybrid bonds		(44,300)	(143,433)	(38,591)	(124,397)
Profit available for common stock	~~W~~	1,379,244	4,317,510	1,258,477	3,919,682

Weighted average number of common shares outstanding (*)		484,176,455	489,018,087	503,986,567	507,942,592

Basic and diluted earnings per share in Korean won	~~W~~	2,849	8,829	2,497	7,717

(*) As of September 30, 2025, the number of common shares issued by the Group is 485,494,934 shares, and the weighted average number of outstanding shares reflects changes such as the acquisition and retirement of treasury stock for the nine-month periods ended September 30, 2025 and 2024.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

29. Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025	December 31, 2024
Guarantees and purchase agreements:
Outstanding guarantees	~~W~~	16,180,272	15,315,381
Contingent guarantees		4,271,639	5,068,782
ABS and ABCP purchase agreements		2,338,585	2,123,665
		22,790,496	22,507,828
Commitments to extend credit:
Loan commitments in won		93,286,383	93,064,772
Loan commitments in foreign currency		26,787,289	28,613,692
Unused credit commitments		93,055,273	90,700,766
Other agreements		6,534,003	6,601,564
		219,662,948	218,980,794
Endorsed bills:
Secured endorsed bills		11,626	1,367
Unsecured endorsed bills		11,465,946	11,937,894
		11,477,572	11,939,261
	~~W~~	253,931,016	253,427,883

(b) Legal contingencies

As of September 30, 2025, the Group is involved with 1,322 pending lawsuits as a defendant with total litigation fee of ~~W~~ 1,494,841 million.

As of September 30, 2025, the Group has recorded ~~W~~ 135,445 million and ~~W~~ 5,298 million, respectively, as other provisions and insurance contract liabilities for litigations, etc., which have been decided to lose at the first trial. The outcome of the remaining litigations other than those accounted for provisions, etc. are not expected to have a material impact on the consolidated financial statements, but additional losses may result from future litigation.

(c) As a Prime Brokerage Service (PBS) provider, Shinhan Securities Co., Ltd. entered into a total return swap (TRS) agreement, derivatives that exchange profits and losses from underlying assets such as stocks, bonds, and funds, with a fund managed by Lime Asset Management (the “Lime Fund”). Through the TRS agreement with Shinhan Securities Co., Ltd., the Lime Fund invested approximately USD 200 million in the IIG Global Trade Finance Fund, IIG Trade Finance Fund, and IIG Trade Finance Fund–FX Hedge (hereinafter referred to as the “IIG Fund”) between May and September 2017. In 2019, under the management instructions of Lime Asset Management, Shinhan Securities Co., Ltd. made an in-kind investment of the IIG Fund into LAM Enhanced Finance III L.P. (the “LAM III Fund”) and acquired beneficiary certificates of the LAM III Fund. The recoverable value of the LAM III Fund’s beneficiary certificates is dependent on the recoverable value of the IIG Fund previously invested in kind. In November 2019, the IIG Fund was subject to a registration cancellation and asset freeze by the U.S. Securities and Exchange Commission (SEC).

In its interim inspection report issued in February 2020, the Financial Supervisory Service (FSS) stated that Shinhan Securities Co., Ltd. was involved in concealing losses and committing fraud in connection with the Lime Fund while operating TRS agreements, and a related prosecution investigation has since been ongoing. On November 12, 2021, the Financial Services Commission (FSC) finalized institutional sanctions against Shinhan Securities Co., Ltd., including a six-month ban on the sale of new private equity funds.

In addition, the former director of Prime Brokerage Services at Shinhan Securities Co., Ltd. was arrested and indicted on charges of fraud and violation of the Financial Investment Services and Capital Markets Act. The director was subsequently found guilty.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

29. Commitments and contingencies (continued)

On January 22, 2021, the prosecution indicted Shinhan Securities Co., Ltd. and the former director of its Prime Brokerage Services department for violating the Financial Investment Services and Capital Markets Act. On March 15, 2023, Shinhan Securities Co., Ltd. was sentenced to a fine of ~~W~~ 50 million for negligence in its duty of supervision. Meanwhile, Shinhan Securities Co., Ltd. remains involved in civil litigation with Woori Bank, Mirae Asset Securities, Hana Bank, and Shin Young Securities in connection with the criminal case. On February 14, 2025, the company partially lost the first-instance trial against Woori Bank and Mirae Asset Securities and paid approximately ~~W~~ 63.2 billion in damages. In consideration of the first trial verdict, Shinhan Securities Co., Ltd. recognized a litigation provision of approximately ~~W~~ 38.4 billion as of September 30, 2025.

Taking into consideration the resolutions of the board of directors and the results of the dispute settlement committee of the Financial Supervisory Service, Shinhan Securities Co., Ltd. has completed, or plans to carry out, compensation and liquidity support for certain products, including the Lime Trade Finance Fund.

(d) From May 2014 to November 2019, Shinhan Securities Co., Ltd. sold trust instruments related to the Gen2 project. As of September 30, 2025, redemptions for the entire outstanding balance of approximately ~~W~~ 420 billion have been suspended, and repayments have been delayed. In accordance with a resolution of the Board of Directors dated September 28, 2021, Shinhan Securities Co., Ltd. decided to compensate customers who agreed to the suspension of redemption by paying 40% of their invested principal, with the remaining balance to be settled upon recovery of the underlying investments. On August 29, 2023, the Board of Directors resolved to proceed with a private settlement under a post-settlement arrangement. Furthermore, on December 8, 2023, the Board resolved to proceed with private settlements under a post-settlement arrangement for the NH-UK Peterborough Power Plant Trust product, and on September 2, 2025, the Complaints Review Committee resolved to apply the same approach to the Lime M360 Fund and other related trust products.

(e) Shinhan Asset Trust Co., Ltd. is engaged in completion-guaranteed land trust projects, under which the company assumes responsibility for ensuring project completion in the event the contractor fails to do so. If Shinhan Asset Trust Co., Ltd. fails to fulfill this obligation, it is liable to compensate financial institutions for any losses incurred. For the period ended September 30, 2025, Shinhan Asset Trust Co., Ltd. had entered into agreements for a total of 19 projects (including those already completed), such as a studio apartment development in Sincheon-dong, Siheung-si, Gyeonggi Province, under a management-type land trust with a guaranteed completion clause. As of September 30, 2025, the total project financing (PF) commitment amount from financial institutions related to these projects was ~~W~~ 1,307,630 million, and the outstanding PF loan balance amounted to ~~W~~ 1,210,511 million.

As of September 30, 2025, the guaranteed completion deadlines for 9 project sites (including completed ones) have passed. The total project financing (PF) loan commitment limits for these sites amount to ~~W~~ 349,930 million, with loan balances of ~~W~~ 323,506 million.

Shinhan Asset Trust Co., Ltd. continuously assesses the impact of off-balance sheet commitments to ensure that they are appropriately reflected in the financial statements, if necessary.

(f) As of September 30, 2025, Shinhan Asset Trust Co., Ltd. may lend a portion of the total project cost to the trust account in relation to loan-type land trust agreements, etc., and the maximum commitment amount of PF loans (unused limit) is ~~W~~ 292,154 million. Regarding the project, Shinhan Asset Trust Co., Ltd. is not unconditionally obligated to provide trust account loans. Instead, such decisions are made after comprehensively considering factors such as the proprietary account and the cash flow plans of each trust project.

(g) As of September 30, 2025, Shinhan Bank and Shinhan Securities Co., Ltd. are under investigation by the Korea Fair Trade Commission regarding alleged unfair collusion among financial institutions. In addition, Shinhan Life Insurance is expected to receive inspection results and corrective action requirements for certain matters identified during the regular examination conducted by the Financial Supervisory Service in 2023. The outcomes of these matters cannot be reasonably estimated at this time.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

30. Statement of cash flows

Cash and cash equivalents in the consolidated statements of cash flows as of September 30, 2025 and December 31, 2024 are as follows:

		September 30, 2025	December 31, 2024
Cash and due from banks at amortized cost	~~W~~	47,237,607	40,547,054
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(1,141,539)	(1,655,932)
Restricted due from banks		(2,896,329)	(3,643,579)
		(4,037,868)	(5,299,511)
	~~W~~	43,199,739	35,247,543

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

31. Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. In accordance with K-IFRS No. 1024, the Group defines the retirement benefit plans of the associates, key management and their families, the consolidation Group and related parties as the scope of related parties. The amount of profit and loss, receivable balance and payable balance between the Group and the related parties are disclosed. For details of the associates and joint ventures, refer to ‘Note 12’

(a) Balances with the related parties as of September 30, 2025 and December 31, 2024 are as follows:

Related party	Account		September 30, 2025	December 31, 2024
Investments in associates:
BNP Paribas Cardif Life Insurance	Credit card loans	~~W~~	180	154
〃	ACL		(1)	(1)
〃	Accrued income	~~W~~	15	23
〃	Deposits		4,951	5,559
〃	Allowance for unused credit commitments		1	1
Incorporated association Finance Saving Information Center	Credit card loans		1	2
〃	Deposits		5	3
Nomura-Rifa Private Real Estate Investment Trust No.19	Loans		11,400	11,700
〃	ACL		(544)	(247)
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Accrued income		60	71
Korea Finance Security	Deposits		130	131
〃	Credit card loans		7	6
Korea Credit Bureau	Deposits		1,000	24
〃	Credit card loans		918	616
〃	ACL		-	(1)
Goduck Gangil1 PFV Co., Ltd	Deposits		-	4
SBC PFV Co., Ltd.	Loans		497,800	984,600
〃	ACL		(3,890)	(1,345)
〃	Accrued income		46	89
〃	Allowance for unused credit commitments		793	-
〃	Deposits		3	105
Goduck Gangil10 PFV Co., Ltd.	Deposits		348	11,899
EDNCENTRAL Co., Ltd.	Loans		-	25,400
〃	ACL		-	(74)
〃	Accrued income		-	64
〃	Deposits		-	1,170
〃	Provisions		-	156
Shinhan Global Healthcare Investment Fund 2	Deposits		1	1
Future-Creation Neoplux Venture Capital Fund	Account receivables		3,600	3,600
Gyeonggi-Neoplux Superman Fund	Account receivables		-	1,696
Shinhan-Neoplux Energy Newbiz Fund	Account receivables		-	721

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

31. Related parties(continued)

(a) Balances with the related parties as of September 30, 2025 and December 31, 2024 are as follows (continued):

Related party	Account		September 30, 2025	December 31, 2024
Investments in associates (continued):
SHINHAN-NEO Core Industrial Technology Fund	Account receivables	~~W~~	-	399
Neoplux No.3 Private Equity Fund	Account receivables		-	7,532
Wave Technology	Deposits		189	115
SHINHAN-NEO Market-Frontier 2nd Fund	Account receivables		-	1,402
iPIXEL Co., Ltd.	Credit card loans		15	14
〃	ACL		-	(1)
〃	Deposits		36	717
〃	Allowance for unused credit commitments		-	1
NewWave 6th Fund	Account receivables		-	877
DDI LVC Master Real Estate Investment Trust Co.,Ltd.	Deposits		802	852
Logisvalley Shinhan REIT Co., Ltd.	Loans		33,000	33,000
〃	ACL		(30)	(30)
〃	Accrued income		38	75
〃	Deposits		1,656	1,340
Shinhan-Albatross tech investment Fund	Deposits		1,595	4,339
Shinhan VC tomorrow venture fund 1	Account receivables		-	2,474
JS Shinhan Private Equity Fund	Accrued income		138	-
Shinhan Time 1st Investment fund	Deposits		-	64
NH-J&-IBKC Label Technology Fund	Deposits		4	59
SH K REITs Infra Real Estate Investment Trust	Accrued income		4	5
Shinhan-CJ TechInnovation Fund 1st	Deposits		5,000	3,100
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]	Accrued income		13	12
SH Prestige High Dividend Security Feeder No.1[Equity]	Accrued income		18	14
Shinhan General Private Real Estate Investment Trust No.3	Accrued income		50	44
Capstone REITs No.26	Loans		20,000	20,000
〃	ACL		(21)	(21)
〃	Accrued income		90	90
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.	Accrued income		227	145

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

31. Related parties(continued)

(a) Balances with the related parties as of September 30, 2025 and December 31, 2024 are as follows (continued):

Related party	Account		September 30, 2025	December 31, 2024
Investments in associates (continued):
Shinhan-GB FutureFlow L.P.	Account receivables	~~W~~	-	41
〃	Unearned revenue		159	-
LB Scotland Amazon Fulfillment Center Fund 29	Derivative assets		57	503
Shinhan AIM FoF Fund 1-A	Derivative assets		-	3,511
PineStreet Global Corporate FoF XIII-2 (NCXI)	Derivative assets		352	104
CASCADETECH INC	Deposits		1	35
SONGPA BIZ CLUSTER PFV CO LTD	Loans		44,848	22,424
〃	ACL		(242)	(119)
〃	Accrued income		46	26
〃	Allowance for unused credit commitments		48	95
〃	Deposits		1,423	-
STIC ALT Global II Private Equity Fund	Deposits		805	2,207
TECHFIN RATINGS Co., Ltd.	Credit card loans		24	13
〃	ACL		-	(2)
〃	Deposits		15,211	21,611
〃	Allowance for unused credit commitments		1	7
Nomura-Rifa Private Real Estate Investment Trust 31	Loans		13,860	14,000
〃	ACL		(179)	(27)
Pacific Private Placement Real Estate Fund No.40	Loans		14,000	14,000
〃	ACL		(76)	(75)
〃	Accrued income		152	124
Shinhan-DS Mezzanine Fund 1	Unearned revenue		154	93
Shinhan-Csquared Mezzanine Fund 1	Unearned revenue		29	19
KR Seocho Co., Ltd.	Loans		11,871	11,871
〃	ACL		(227)	(213)
〃	Accrued income		1,409	573
KB Distribution Private Real Estate 3-1	Loans		2,000	2,000
〃	ACL		-	(4)
〃	Accrued income		-	17
Shinhan Dev Healthcare Investment Fund 1	Unearned revenue		26	-
Credila Financial Services	Loans		22,134	-
〃	ACL		(88)	-
〃	Deposits		2,372
Shinhan Rio Green Private Equity Fund	Deposits		1,800	-
D2U 12th Fund	Deposits		500	-
Finflow	Deposits		25	-
Fireant Media and Digital Service Joint Stock Company	Deposits		5	-
META TB ESG PRIVATE EQUITY FUND I	Deposits		300	-
Key management personnel and their immediate relatives:	Loans		4,059	3,402
	Assets		677,134	1,165,274
	Liabilities	~~W~~	39,373	53,707

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

31. Related parties (continued)

(b) Transactions with the related parties for the nine-month periods ended September 30, 2025 and 2024 are as follows:

Related party	Account		September 30, 2025	September 30, 2024
Investments in associates:
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	765	940
〃	Interest expense		(8)	(9)
Shinhan-Albatross Technology Investment Fund	Fees and commission income		274	1,047
〃	Interest expense		(5)	(10)
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		174	192
Shinhan-PS Investment Fund No.1	Fees and commission income		8	15
Nomura-Rifa Private Real Estate Investment Trust No.19	Interest income		430	441
〃	Provision for credit loss		(297)	-
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Fees and commission income		176	814
KOREA FINANCE SECURITY CO., LTD.	Fees and commission income		3	3
〃	Other administrative expense		(108)	(108)
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Fees and commission income		77	3,122
Kiwoom-Shinhan Innovation Fund I	Fees and commission income		28	148
FuturePlay-Shinhan TechInnovation Fund 1	Fees and commission income		179	158
Korea Credit Bureau	Fees and commission income		2,503	1,262
〃	Fees and commission expense		(3,625)	(3,443)
〃	Other administrative expense		(472)	(52)
〃	Reversal of credit loss		1	-
〃	Interest expense		(3)	-
SBC PFV Co., Ltd.	Fees and commission income		29,145	7,839
〃	Interest income		36,470	21,502
〃	Interest expense		-	(13)
〃	Provision for credit loss		(2,546)	(793)
〃	Provision for unused commitments		(793)	-
Goduck Gangil10 PFV Co., Ltd.	Interest income		-	30
〃	Interest expense		(78)	(236)
〃	Reversal of credit loss		-	17
Korea Omega Project Fund I	Fees and commission income		2,280	110
Sparklabs-Shinhan Opportunity Fund 1	Fees and commission income		1	15
EDNCENTRAL Co., Ltd.	Interest income		587	-
〃	Fees and commission income		18	-
〃	Interest expense		(22)	-
〃	Provision for credit loss		(43)	-
〃	Provision for unused commitments		(33)	-
Kakao-Shinhan 1st TNYT Fund	Fees and commission income		210	270
Future-Creation Neoplux Venture Capital Fund	Interest income		380	58
Gyeonggi-Neoplux Superman Fund	Fees and commission income		315	403
Shinhan-Neoplux Energy Newbiz Fund	Fees and commission income		508	537

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

31. Related parties (continued)

(b) Transactions with the related parties for the nine-month periods ended September 30, 2025 and 2024 are as follows (continued):

Related party	Account		September 30, 2025	September 30, 2024
Investments in associates (continued):
NewWave 6th Fund	Fees and commission income	~~W~~	605	698
SHINHAN-NEO Core Industrial Technology Fund	Fees and commission income		225	332
Neoplux No.3 Private Equity Fund	Fees and commission income		1,340	1,942
SHINHAN-NEO Market-Frontier 2nd Fund	Fees and commission income		1,146	1,140
SWK-Shinhan New Technology Investment Fund 1st	Fees and commission income		46	46
Ulmus SHC innovation investment fund	Fees and commission income		50	52
iPIXEL Co., Ltd.	Reversal of credit loss		1	-
〃	Reversal of provisions for unused commitments		1	-
CJL No.1 Private Equity Fund	Interest expense		-	(2)
Reverent-Shinhan Vista Fund	Fees and commission income		40	40
Kiwoom-Shinhan Innovation Fund 2	Fees and commission income		96	120
ETRI Holdings-Shinhan 1st Unicorn Fund	Fees and commission income		58	74
Shinhan-Time mezzanine blind Fund (*2)	Fees and commission income		-	225
Shinhan VC tomorrow venture fund 1	Fees and commission income		2,180	1,812
JS Shinhan Private Equity Fund	Fees and commission income		449	449
Stonebridge-Shinhan Unicorn Secondary Fund	Fees and commission income		14	592
Shinhan-Kunicorn first Fund	Fees and commission income		261	261
Shinhan-Quantum Startup Fund	Fees and commission income		93	114
Shinhan Simone Fund Ⅰ	Fees and commission income		10	78
Shinhan Whitrin New Tech Fund	Fees and commission income		58	62
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Interest expense		(1)	(1)
Logisvalley Shinhan REIT Co., Ltd.	Interest income		1,243	1,275
〃	Fees and commission income		113	93
〃	Interest expense		(2)	(1)
Shinhan Dev Healthcare Investment Fund 1	Fees and commission income		49	82
Shinhan-Cognitive Start-up Fund L.P.	Fees and commission income		120	222
Global Commerce New Technology Investment Fund	Fees and commission income		22	30
Shinhan-HGI Entities with social responsibility Investment Fund	Fees and commission income		47	47
Shinhan WWG Energy Fund New Technology Investment Fund	Fees and commission income		34	34
IGIS-Shinhan New Technology Fund 1	Fees and commission income		36	36
Shinhan-Ji and Tec Smart Innovation Fund	Fees and commission income		195	130
Global Net Zero Solution Security Investment Trust (*1)	Fees and commission income		-	17
SH 1.5years Maturity Investment Type Security Investment Trust No.2 (*1), (*3)	Fees and commission income		-	4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

31. Related parties (continued)

(b) Transactions with the related parties for the nine-month periods ended September 30, 2025 and 2024 are as follows (continued):

Related party	Account		September 30, 2025	September 30, 2024
Investments in associates (continued):
Shinhan Global Active REIT Co., Ltd. (*1), (*3)	Interest income	~~W~~	-	3,982
〃	Fees and commission income		-	2,449
〃	Derivative-related income		-	8,220
〃	Interest expense		-	(4)
〃	Reversal of credit loss		-	218
Shinhan Time 1st Investment fund	Fees and commission income		26	26
Shinhan SGC ESG Investment Fund 1st	Fees and commission income		86	86
Shinhan-iSquare Venture PEF 1st	Fees and commission income		75	75
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	Fees and commission income		207	207
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1	Fees and commission income		216	216
NH-J&-IBKC Label Technology Fund	Interest expense		-	(5)
Bonanza-Shinhan GIB Innovative Semiconductor Investment Fund	Fees and commission income		55	55
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	Fees and commission income		146	160
Shinhan M&A-ESG Investment Fund	Fees and commission income		804	855
Shinhan-JW Mezzanin New Technology Fund 1st (*1)	Fees and commission income		-	7
MAN Global Strategy Fund(H)	Fees and commission income		-	5
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]	Fees and commission income		55	-
SH Prestige High Dividend Security Feeder No.1[Equity]	Fees and commission income		63	-
Shinhan Time Secondary Blind New Technology Investment Association	Fees and commission income		139	150
Shinhan-OpenWater Pre-IPO Fund-1	Fees and commission income		100	100
Shinhan-CJ Technology Innovation Fund No. 1	Fees and commission income		150	150
〃	Interest expense		(47)	-
Shinhan-Eco Venture Fund 2nd	Fees and commission income		75	75
Heungkuk-Shinhan The First Visionary Fund No.1	Fees and commission income		200	200
Koreainvestment-Shinhan-LEP K beauty	Fees and commission income		95	190
Shinhan HB Wellness 1st Fund	Fees and commission income		58	58
Shinhan J&Wave New Technology Business Investment Association	Fees and commission income		11	14
Shinhan General Private Real Estate Investment Trust No.3	Fees and commission income		154	86

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

31. Related parties (continued)

(b) Transactions with the related parties for the nie-month periods ended September 30, 2025 and 2024 are as follows (continued):

Related party	Account		September 30, 2025	September 30, 2024
Investments in associates (continued):
Shinhan DS Secondary Investment Fund	Fees and commission income	~~W~~	150	151
Fortress-Shinhan Air Cargo No. 1 New Technology Investment Association	Fees and commission income		4	76
Shinhan Ulmus Small Manager Innovative Enterprise Investment Association No. 7	Fees and commission income		71	71
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd.	Fees and commission income		62	62
Shinhan-GB FutureFlow Fund L.P.	Fees and commission income		222	177
LB Scotland Amazon Fulfillment Center Fund 29	Derivative-related income		57	253
〃	Other expense		-	(2)
Shinhan AIM FoF Fund 1-A	Derivative-related income		-	937
〃	Derivative-related expense		-	(232)
〃	Other income		-	22
PineStreet Global Corporate FoF XIII-2 (NC XI)	Derivative-related income		248	18
〃	Other income		-	1
Shinhan Regent New Technology Business Investment Association No. 1	Fees and commission income		84	23
Shinhan-soo secondary Fund	Fees and commission income		169	134
E&Shinhan New Growth-Up Fund	Fees and commission income		121	177
Cascade Tech Co., Ltd.	Reversal of credit loss		-	6
TECHFIN RATINGS Co., Ltd. (*4)	Fees and commission income		3	2
〃	Interest expense		(425)	(524)
〃	Fees and commission expense		(1)	-
〃	Reversal of credit loss		2	-
〃	Reversal of provisions for unused commitments		6	-
SONGPA BIZ CLUSTER PFV CO., LTD.	Interest income		1,716	-
〃	Fees and commission income		-	9,178
〃	Interest expense		-	(1)
〃	Provision for credit loss		(123)	-
〃	Reversal of provisions for unused commitments		47	-
STIC ALT Global II Private Equity Fund	Interest expense		(1)	(2)
Rifa Private Real Estate Investment Trust 31	Interest income		567	553
〃	Provision for credit loss		(152)	(33)
Pacific Private Placement Real Estate Fund No.40	Interest income		589	771
〃	Provision for credit loss		(1)	-
Shinhan-DS Mezzanine New Technology Investment Association No. 1	Fees and commission income		203	106
Shinhan-Csquared Mezzanine Fund 1	Fees and commission income		30	10
Shinhan Time BM Sub-Director New Technology Association	Fees and commission income		55	110

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

31. Related parties (continued)

(b) Transactions with the related parties for the nine-month periods ended September 30, 2025 and 2024 are as follows (continued):

Related party	Account		September 30, 2025	September 30, 2024
Investments in associates (continued):
KR Seocho Co., Ltd.	Interest income	~~W~~	1,050	1,005
〃	Provision for credit loss		(14)	-
Shinhan Market-Frontier Investment Association No. 3	Fees and commission income		1,173	635
K-REITs Infrastructure Real Estate Fund	Fees and commission income		48	33
KB Distribution Private Real Estate 3-1	Interest income		62	77
〃	Reversal of (provision for) credit loss		4	(35)
Capstone REITs No.26	Interest income		748	337
〃	Provision for credit loss		-	(35)
Wave Technology	Fees and commission expense		(300)	(300)
Credila Financial Services	Interest income		1,499	-
〃	Fees and commission income		9	-
〃	Provision for credit loss		(88)	-
〃	Interest expense		(42)	-
Shinhan Rio Green Private Equity Fund	Fees and commission income		52	-
〃	Interest expense		(28)	-
Startup Korea Vision 2024 Fund	Fees and commission income		587	-
Shinhan-soo Investment Green Wiz Fund	Fees and commission income		412	-
Shinhan-Time Premier Fund	Fees and commission income		120	-
Finflow (*4)	Other non-operating income		2,652	-
D2U 12th Fund	Interest expense		(4)	-
Fireant Media and Digital Service Joint Stock Company	Interest expense		(1)	-
〃	Fees and commission income		4	-
META TB ESG PRIVATE EQUITY FUND I	Interest expense		(9)	-
Reverent-Shinhan Root Fund	Fees and commission income		88	-

Key management personnel and their close family members	Interest income		180	99
		~~W~~	89,601	75,697

(*1) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2024.

(*2) Excluded from the associates due to disposal and liquidation for the nine-month period ended September 30, 2025.

(*3) Transactions with the subsidiaries of associates were included for the year ended December 31, 2024.

(*4) During the current interim period, the Company acquired shares of Finflow through a contribution in kind and recognized the related gain on disposal, amounting to ~~W~~ 2,652 million, as other non-operating income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

31. Related parties (continued)

(c) Key management personnel compensation

Key management personnel compensation for the nine-month periods ended September 30, 2025 and 2024 are as follows:

		September 30, 2025		September 30, 2024
		Three- month	Nine- month	Three-month	Nine- month
Short-term employee benefits	~~W~~	4,487	15,916	5,257	16,784
Severance benefits		139	514	195	621
Share-based payments (*)		8,364	17,991	7,211	14,703
	~~W~~	12,990	34,421	12,663	32,108

(*) The above share-based compensation expenses are costs related to share-based compensation arrangements that are still within the vesting period.

(d) The guarantees and purchase agreement provided between the related parties as of September 30, 2025 and December 31, 2024 are as follows:

			Amount of guarantees
Guarantor	Guaranteed Parties		September 30, 2025	December 31, 2024	Account
Shinhan Bank	SBC PFV Co., Ltd.		1,243,800	65,400	Unused loan commitments
〃	Key Management Personnel		826	2,801
Shinhan Life Insurance Co., Ltd.	SBC PFV Co., Ltd.		174,200	-
Shinhan Securities Co., Ltd.	SBC PFV Co., Ltd.		4,100	-
Shinhan Capital Co., Ltd.	SBC PFV Co., Ltd.		62,200	-
〃	SONGPA BIZ CLUSTER PFV CO., LTD.		22,424	-
Shinhan Card Co., Ltd.	BNP Paribas Cardif Life Insurance		820	846	Unused credit card limits
The Group	Structured entities		116,790	204,035	Purchase agreement
〃	〃		22,502	31,440	Derivative agreement
		~~W~~	1,647,662	304,522

(e) Details of collaterals provided by the related parties as of September 30, 2025 and December 31, 2024 are as follows:

				Amount of assets pledged
Provided to	Provided by	Pledged assets		September 30, 2025	December 31, 2024
Shinhan Bank	Logisvalley Shinhan REIT Co., Ltd.	Collateral trust		39,600	39,600
	Nomura-Rifa Private Real Estate Investment Trust No.31.	Collateral trust		16,632	16,800
	SBC PFV Co., Ltd.	Collateral trust		1,440,000	960,000
	〃	Stocks		7,529	-
				1,447,529	960,000
	Key Management Personnel	Properties		8,745	6,799
	〃	Deposits and etc.		1,228	1,466
	〃	Guarantee		995	2,132
				10,968	10,397
			~~W~~	1,514,729	1,026,797

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

31. Related parties (continued)

(f) Significant loans and financing transactions with related parties

i) Details of significant loan and collection transactions with related parties for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

			September 30, 2025
Classification	Company		Beginning	Loan	Collection	Others (*1)	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust No.19	~~W~~	11,700	-	(300)	-	11,400
	SBC PFV Co., Ltd.		984,600	1,248,300	(1,735,100)	-	497,800
	Logisvalley Shinhan REIT Co., Ltd.		33,000	-	-	-	33,000
	Rifa Private Real Estate Investment Trust 31		14,000	-	(140)	-	13,860
	Pacific Private Placement Real Estate Fund No.40		14,000	-	-	-	14,000
	KR Seocho Co., Ltd.		11,871	-	-	-	11,871
	SONGPA BIZ CLUSTER PFV CO., LTD.		22,424	22,424	-	-	44,848
	KB Distribution Private Real Estate 3-1		2,000	-	-	-	2,000
	Capstone REITs No.26		20,000	-	-	-	20,000
	EDNCENTRAL Co., Ltd. (*2)		25,400	7,930	-	(33,330)	-
	Credila Financial Services		-	26,567	(4,433)	-	22,134
Key Management Personnel			3,403	2,963	(2,305)	-	4,061
Total		~~W~~	1,142,398	1,308,184	(1,742,278)	(33,330)	674,974

(*1) The effect of changes in the allowance for credit losses is included.

(*2) It was excluded from associates due to the loss of significant influence during the nine-month period ended September 30, 2025, and the year-end balance has been reclassified under 'Others'

			December 31, 2024
Classification	Company		Beginning	Loan	Collection	Others (*1)	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust No.19	~~W~~	11,529	-	(300)	471	11,700
	Shinhan Global Active REIT Co., Ltd. (*2)		-	165,400	(125,700)	(39,700)	-
	SBC PFV Co., Ltd.		-	1,169,700	(185,100)	-	984,600
	Goduck Gangil10 PFV Co., Ltd.		1,100	-	(1,100)	-	-
	Logisvalley Shinhan REIT Co., Ltd.		33,000	34,175	(34,175)	-	33,000
	CASCADETECH INC		-	66	(66)	-	-
	Nomura-Rifa Private Real Estate Investment Trust No.31.		-	28,000	(14,000)	-	14,000
	Pacific Private Placement Real Estate Fund No.40		-	14,000	-	-	14,000
	KR Seocho Co., Ltd.		-	11,871	(7,000)	7,000	11,871
	SONGPA BIZ CLUSTER PFV CO., LTD.		-	22,424	-	-	22,424
	KB Distribution Private Real Estate 3-1		-	2,000	-	-	2,000
	Capstone REITs No.26		-	20,000	-	-	20,000
	EDNCENTRAL Co., Ltd.		-	25,400	-	-	25,400

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

Key Management Personnel		5,005	1,493	(3,095)	-	3,403
Total	~~W~~	50,634	1,494,529	(370,536)	(32,229)	1,142,398

(*1) The effect of changes in the allowance for credit losses is included.

(*2) It was excluded from associates due to the loss of significant influence during the year ended December 31, 2024, and the year-end balance has been reclassified under 'Others'

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2025 and 2024(Unaudited), and December 31, 2024

(In millions of won)

31. Related parties (continued)

(f) Significant loans and financing transactions with related parties (continued)

ii) Details of significant borrowing and repayment transactions with related parties for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

				September 30, 2025
Liabilities	Classification	Company		Beginning	Borrowing	Repayment	Ending
Deposits (*)	Investments in associates	NH-J&-IBKC Label Technology Fund	~~W~~	59	-	(59)	-
		Shinhan Rio Green Private Equity Fund		-	4,600	(2,800)	1,800
		TECHFIN RATINGS Co., Ltd.		18,000	23,000	(26,000)	15,000
		Shinhan-CJ TechInnovation Fund 1st		3,100	11,000	(9,100)	5,000
		D2U 12th Fund		-	500	-	500
		META TB ESG PRIVATE EQUITY FUND I		-	300	-	300
		Korea Credit Bureau		-	1,000	-	1,000
	Total		~~W~~	21,159	40,400	(37,959)	23,600

				December 31, 2024
Liabilities	Classification	Company		Beginning	Borrowing	Repayment	Ending
Deposits (*)	Investments in associates	NH-J&-IBKC Label Technology Fund	~~W~~	248	522	(711)	59
		TECHFIN RATINGS Co., Ltd.		-	46,000	(28,000)	18,000
		CJL No.1 Private Equity Fund		265	282	(547)	-
		Shinhan-CJ TechInnovation Fund 1st		-	3,100	-	3,100
	Total		~~W~~	513	49,904	(29,258)	21,159

(*) Settlement balances between related parties and payable deposits with frequent movements are excluded.

32. Events after the reporting period

The Company resolved to pay a quarterly dividend of ~~W~~ 570 per common share by a resolution of the Board of Directors on October 28, 2025. The total amount of dividends is ~~W~~ 273,369 million, and the record date is November 4, 2025.